

FASTENAL®

2023
ANNUAL REPORT

FASTENAL®



MOVING FORWARD IN OUR ESG JOURNEY

In the latter part of 2022, we achieved third-party certification to the ISO 45001 occupational health and safety management standard, the ISO/IEC 27001 information security management standard, and the ISO 14001 environmental management standard – all reflecting our core commitment to being a safe, secure, and sustainable organization.

Having completed an ESG materiality assessment in late 2022, we began 2023 by road-mapping our ESG strategy and building out our internal ESG Community of Practice to promote structured cross-departmental collaboration. In Q4 2023, we completed a scope 3 materiality assessment to broaden our understanding of our carbon inventory and guide future efforts to reduce our environmental impact.

As a result of our efforts and improved reporting on ESG matters, we received the 2023 Sustainability Award from Business Intelligence Group and made Newsweek's 2024 list of America's Greenest Companies. We finished the year by being awarded a silver medal from EcoVadis, signifying that our sustainability performance ranks in the top 25% of all companies in all industries assessed by EcoVadis.

Scan below to learn more about our ESG programs and progress.



WHERE **INDUSTRY** MEETS **INNOVATION** ™

In our industry, there's generally a trade-off between service and scope. On one end of the spectrum are small distributors who offer local service but limited technology and geographic reach. On the other end are large suppliers with strong eCommerce platforms and national reach but limited local service. In this landscape, Fastenal stands apart in our ability to support customers with local service, comprehensive technology, and consistent capabilities on a global scale.

It starts with a simple premise:
great people, close to the customer, with a passion for learning and growth.



23,201 employees
71% directly serve our customers

874,000+ Fastenal School
of Business trainings completed

*Our local team operates in **3,419** in-market selling locations across **25** countries.*
***64%** of our **$1.5B** in inventory is staged locally or within customer sites for same-day access.*



1,597 public branches

1,822 Onsite locations

Our local service is enhanced by a variety of technology solutions.
***56.1%** of our total revenue flows through this "Digital Footprint."[1]*



113,138 weighted FASTBin/
FASTVend installations (MEUs)[2]







eCommerce
Improves the efficiency of procurement/purchasing processes. Represented **23.6%** of total sales in 2023 vs. **8.4%** in 2019.

FASTStock℠
Using mobile technology to illuminate inventory and simplify replenishment.

FASTBin™
Point-of-use devices with embedded technology providing a 24/7 sightline to the customer's current inventory state.

FASTVend™
Providing secure access and usage tracking close to the point of use in a customer's facility.

These Fastenal Managed Inventory (FMI®) programs represented **40.3%** of total sales in 2023.

95% of total revenue comes from customers utilizing more than one of our sales channels and tools, with **74%** of total revenue coming from customers utilizing four or more.[3]

This core model is supported by a range of high-touch services and
high-tech solutions to help customers solve problems and gain efficiencies.





High-Touch Services
- **620+** supply chain professionals[4] including **130+** on the ground in Asia
- **Approximately 90%** of product tonnage is transported between our hubs and our in-market locations via our captive logistics fleet
- **420M** products made, modified, or maintained by our manufacturing and industrial services teams
- **580+** subject matter specialists (e.g., Lean, safety, engineering, metalworking)

High-Tech Solutions
- **Mobile apps** – simplifying ordering and other processes
- **FAST360°** – tools to visualize inventory locations and status
- **Trajectory** – tracking how vended products are used in the business
- **FASTCrib℠** – software to manage requisitions, inventory, and assets
- **eProcurement Integration** – automating processes while improving accuracy and visibility

*The goal is to help organizations reduce cost, risk, and growth constraints in their supply chains. The result: an opportunity for our customers to reduce their total cost of ownership for products purchased from Fastenal by an average of **21.2%** (learn more on pg. 8).*

[1] Our Digital Footprint is a combination of our sales through FMI Technology (FASTStock, FASTBin, and FASTVend) plus that portion of our eCommerce sales that do not represent billings of FMI services.
[2] Machine Equivalent Units (MEUs).
[3] Sales channels and tools include branch, Onsite, FMI, national accounts, and web.
[4] Includes individuals specializing in the following: sourcing, quoting, purchasing, supplier development and operations, compliance, and logistics.



Dan Florness
President & Chief Executive Officer

THANK YOU
For Being a Shareholder of Fastenal

Sometimes the best insight into an organization is to understand how they think about themselves (versus the image they present to the outside world). We have always operated under the premise there is no façade, and we openly share ourselves (warts included). To that end, we started sharing a section from the *Blue Team Report*, our internal annual report to employees, several years ago. Page three includes the lead-in letter from the current report.

The Fastenal culture could be characterized as a "glass half-full" mindset or, stated more directly, a "group of pragmatic optimists." One of the goals in writing this year's letter to employees, and in sharing some insight into our January 2024 earnings call, was to remind us of the work we've completed and to use this reminder as a means to shed some of the unneeded baggage that may have come along for the ride. Another goal was simply to reset our view towards our opportunity – a big market in need of a great supply chain partner like Fastenal. Shifting gears to our message to *you*, our valued shareholders, here are three items which were either noted in the earnings call or are relevant to a discussion about 2023 (and beyond).

First, our global footprint has evolved. In 2022, our total international business exceeded $1 billion for the first time. In 2023, our international business *in just the Americas* exceeded $1 billion for the first time. This business is primarily in Canada and Mexico, and it's operated with locally grown talent. Our international business outside the Americas continues to progress, and today we think of it as a $200-million business poised for the future.

At this size, the depth of employee talent is large enough to benefit from an increase in investment. The first step to this increased investment involved splitting our international business into two pieces – *Americas* (outside the United States) and *Eurasia* (Europe and Asia). We then elevated two successful international leaders to lead these new business units. Next, we challenged everyone within our supporting infrastructure, which is primarily United States-based, to spend some time traveling internationally and to actively invest more time and attention to helping their "international cousins." Our international business units represent about 17% of our revenue and should receive at least 17% of our attention. Build for the future!

Second, we completed a large-scale multi-year branch optimization initiative in the United States, and to a lesser degree in Canada, which began a decade ago (and which occurred largely unnoticed). As highlighted in our January 2024 earnings call, our United States and Canada branch network peaked in 2013 at just over 2,600 locations. In 2013 and 2014, we had a slight reduction because we weren't pushing the team to open branches. During this time, we also gained momentum with the expansion of our Onsite locations (the subset of our business dedicated to one customer versus a local market). There was a separate component of our business also gaining momentum: our industrial vending business (a service channel we now refer to as FASTVend, a subset of Fastenal Managed Inventory, or FMI).

Since 2015, our local sales leadership actively contracted their branch network. To assist, we provided our district managers with a 10,000-foot view of the marketplace. (As noted, much of the reduction occurred in the United States. This subset represented about 2,400 of our 2,600 United States and Canadian locations a decade ago.) At our peak United States branch count, we estimate we were within a 30-minute drive of about 95% of the United States manufacturing marketplace. At today's count of 1,441, we believe we still have 30-minute access to roughly 93.5% of the U.S. manufacturing marketplace (with a similar presence in Canada) based on our prior analysis of a target branch count of 1,450. The contraction lowered our occupancy expense in the field and was a necessary part of our Onsite expansion; however, the work of consolidating and relocating also distracted our local team. It's nice to have this distraction behind us.

The branch optimization initiative was a major undertaking, but we believe the most significant change of the last decade is our expanded Onsite location network. (See the chart on the following page, which was previously provided in our January 2024 earnings call flip book.)

The best way to think of our Onsite network is a business model adaptation that enhances our ability to pursue the total addressable market. In full disclosure, the Onsite network encompasses three main variations: (1) a dedicated business unit with people and inventory primarily placed in the customer's facility, (2) a dedicated business unit with people and inventory primarily placed in a facility located *near* the customer site, or (3) a dedicated business unit primarily located in the back of an existing Fastenal branch. The latter two types are usually a result of a customer's lack of space for us in their facility. We prefer option one but will adjust to any of the three.

The evolution of our branch and Onsite network unlocks our *energy to pursue* by freeing up time for greater engagement with our customers. It also allows us to lower our cost structure. The former is about inquiry and customer service, and the latter is about expanding the basket of products (or customer needs) available to us based on situational economics. (The operational efficiency of the Onsite model allows us to do and supply things for our customers that traditionally would not have been cost-effective.)

Here is an example of the impact based on four of our oldest markets (Minnesota, Wisconsin, Iowa, and Illinois). These four U.S. states represented about 19% of our global revenue in 2007 (our 40th year as a business). From 2007 to 2017, our revenue in this geography had a compound annual growth rate (CAGR) of 5.7%, and our pre-tax earnings had a CAGR of 5.6%. In 2023, these four American states represented about 15% of our global revenue; and from 2017 to 2023, this revenue expanded to a CAGR of 8.2%, while our pre-tax earnings expanded to an 8.5% CAGR. Simply put, our local team enhanced our ability to grow in a very mature market by changing their approach. Part of the change involved reducing the number of branch locations in these four states by almost 30% versus a decade ago while expanding the Onsite location count roughly seven-fold. In these four states, our Onsite business grew from about 18% of revenue to about 46%. If we want to be more wonky on the view and look at our six oldest metropolitan markets touching these four states (Minneapolis, Madison, Milwaukee, Omaha, Des Moines, and Chicago), a similar story emerges. The branch count drop is slightly greater than 30%, and the Onsite count expansion is more pronounced, with a greater than 10-fold increase. Similarly, our CAGR for revenue and pre-tax earnings expanded, and the percent of our business operated through an Onsite expanded.

Again, the details are a little wonky, but the point is simple: The Blue Team in these markets challenged the status quo, redefined their approach, and improved an already-great business. I believe this enhances our future potential in every market in which we operate. Time will demonstrate if this belief is correct.

The third and final item is our operating cash flow – i.e., the *Net cash provided by operating activities* line in our cash flow statement (and the ultimate health of a business' long-term potential). The improvement to operating cash flow we enjoyed in the fourth quarter of 2022 continued in 2023.

was sent to you in the form of a supplemental dividend paid in December 2023, the fourth such supplemental dividend in our history. (The other three were explained in greater detail in last year's letter to shareholders.) Rest assured, this supplemental dividend is a statement about confidence in the business, not about opportunities to invest.

We believe our ability to generate cash in the future, and our ability to supplement available cash with debt if needed (given our conservative balance sheet), will allow us to invest in opportunities as we continue our pursuit of *Growth Through Customer Service.*



In-Market Location Count

Legend: ■ U.S. & Canada Branches ■ All Other Branches & Onsites

For background, during 2021 and most of 2022, we dramatically increased our inventory to support our customers in a period plagued by global supply bottlenecks. As conditions started to improve in late 2022, we started to unwind this inventory expansion. Given the cash flow dynamics of a distribution business, this unwind dramatically improved our operating cash flow.

This cash belongs to you – thank you for giving us the opportunity to use it over the last several years to support our customers. The cash

Good luck in 2024, and thank you for your belief in the Blue Team at Fastenal.

Go Blue!

Dan

DANIEL L. FLORNESS
President and Chief Executive Officer



Harnessing Our SUPERPOWER

You could write a book on what's special within Fastenal. Come to think of it, Bob Kierlin already did – it's titled *The Power of Fastenal People*. It's an interesting read, and I would highly recommend it. Even if you've read it before, a refresher never hurts. To be honest, every employee in Fastenal (me included) would have been well served to have read it in 2022 and in 2023. It would have reminded us how important it is to (1) support each other and (2) stay focused on our common goal. As it turned out, we wavered on both fronts, and as a result, we underperformed in both years.

It wasn't as obvious in 2022. The global economy was mending from the pandemic, supply chains were constrained, and inflation was running hot. Our strength in supply chain really shined through, and we grew well; however, under the surface we knew we were losing something. We started to forget about our priorities and purpose, and we became a bit too focused on ourselves. As 2023 progressed, it became apparent, and then a weaker global marketplace amplified the problem.

There's a quote credited to Winston Churchill from the World War II era, and it goes something like this: "You can always count on the Americans to do the right thing – after they've tried everything else." I'm not sure why this quote popped into my head, but it seemed to aptly describe the Blue Team's approach to 2023. The good news: After some soul searching and structural changes, we've progressed from "tried everything else" to "do the right thing," which for us means refocusing on our core strengths as an organization.

Fastenal has a superpower. I believe the essence of this power can be summarized as our ability to ***find great people, ask them to join, and give them a reason to stay***. In an era when it's easy to find differences and separation, we excel at the opposite, and the members of the Blue Team cherish the unique humanness in each other. We also care enough to push each other to learn, to change, and to grow; and this creates a winning culture. Yes, we sometimes drive each other crazy with our speed of change, but that's okay – our customers like this about us. We harness this superpower every day by remembering some simple truths:

1. **Get everyone pursuing a common goal and you can accomplish great things.**
2. **Understand our obligations to each other.**
3. **Goals matter!**

The first truth is about our desire to deliver great ***customer service***, knowing the market's reward for this service is ***growth***. As alluded to above, we lost sight of this truth in 2022 and 2023. In 2024, our common goal is serving the customer well. Fortunately, our motto is easy to remember: ***Growth Through Customer Service***.

The second truth is understanding our obligations to each other. We directly serve our customers through the local Blue Team in our branch and Onsite network. Everyone else provides the assist by focusing on helping the local Blue Team. This keeps it simple, and we find success together.

If you listen to our quarterly earnings calls, you might have been taken aback by the bluntness in our January 18th call. Don't get me wrong, we provided some context by discussing the weak economy: 14 consecutive months of economic contraction in the manufacturing sector, as indicated by a sub-50 Purchasing Managers' Index (PMI), the longest period of contraction since the Great Recession. But we spent more time discussing our poor execution and the steps taken to address the problem.

On this and on earlier calls we spoke about some needed course corrections, and about asking some people to step into new roles. We also spoke about the positives – our success with FMI, our celebration of 20 years in China (and my recent visit to the Blue Team there to recognize the milestone), and our upcoming ten-year celebration in India. If the schedule works out, I hope to visit our Blue Team in India later this year.

Speaking of new roles, Jeff Watts (who was promoted to chief sales officer in 2023) laid out three simple concepts for 2024 when he spoke at our recent Employee Expo: **(1) Alignment** – working together toward a common goal, **(2) Accountability** – embracing a culture of ownership, and **(3) Execution** – translating plans into action. The concepts are simple and direct.

As we move into 2024, I'm excited by what I see:

- We are focused on our strength: **driving planned/managed spend.**
- We are acknowledging and addressing our deficiencies: **improving our capabilities around unplanned/unmanaged spend.** This includes addressing weakness in our eCommerce capabilities and creating PO automation to simplify daily processes. We're also improving our knowledge capabilities (i.e., IT/data capabilities) to view our business through a holistic "customer" lens versus an individual "account" lens.
- We have a clear sales focus: **Target 5, Onsite growth, FMI, and the Customer Solutions Consultant (CSC) program.** We've also simplified the language we use to describe our diverse customer base: "contract" and "non-contract" customers.

Earlier I mentioned a recent trip to China (so recent I'm still experiencing a bit of jet lag). There were many highlights from the trip – meeting the team in person, seeing their facilities and how they support their local customers and their Blue Team cousins across the globe, spending time with a long-term supplier. However, what stood out to me is the number of people recognized for five, ten, fifteen, and twenty years of service. We are still a very young organization in China, and it's amazing how many people have decided to make Fastenal a career.

As always, good luck in 2024 … and **GO BLUE!**

Dan

DANIEL L. FLORNESS
President and Chief Executive Officer

10-Year Selected Financial Data (AMOUNTS IN MILLIONS EXCEPT PER SHARE INFORMATION)

Operating Results		2023	% Change	2022	2021
Net sales	$	7,346.7	5.2%	$6,980.6	$6,010.9
Gross profit	$	3,354.5	4.3%	3,215.8	2,777.2
% of net sales		45.7%		46.1%	46.2%
Operating income	$	1,528.7	5.2%	1,453.6	1,217.4
% of net sales		20.8%		20.8%	20.3%
Net earnings	$	1,155.0	6.3%	1,086.9	925.0
% of net sales		15.7%		15.6%	15.4%
Basic net earnings per share	$	2.02	6.7%	1.89	1.61
Basic weighted average shares outstanding		571.3	-0.4%	573.8	574.8
Diluted net earnings per share	$	2.02	6.7%	1.89	1.60
Diluted weighted average shares outstanding (1)		573.0	-0.5%	575.6	577.1

Cash Flow Summary		2023	% Change	2022	2021
Net cash provided by operating activities (2)	$	1,432.7	52.3%	$941.0	$770.1
% of net earnings		124.0%		86.6%	83.3%
Less capital expenditures, net	$	(160.6)	-1.1%	(162.4)	(148.2)
% of net sales		2.2%		2.3%	2.5%
Acquisitions and other	$	(0.6)	0.0%	(0.6)	(0.3)
Free cash flow (3)	$	1,271.5	63.4%	778.0	621.6
% of net earnings		110.1%		71.6%	67.2%

Dividends and Common Stock Purchase Summary		2023	% Change	2022	2021
Cash dividends paid	$	1,016.8	42.9%	$711.3	$643.7
% of net earnings		88.0%		65.4%	69.6%
Cash dividends paid per share	$	1.78	43.5%	1.24	1.12
Purchases of common stock	$	-	-	237.8	-
% of net earnings		-		21.9%	-
Common stock shares purchased		-	-	5.0	-
Average price paid per share	$	-	-	47.58	-

Financial Position at Year End		2023	% Change	2022	2021
Operational working capital assets *(accounts receivable, net, and inventories)*	$	2,610.3	-4.1%	$2,721.2	$2,423.8
Net working capital (4) *(current assets less current liabilities)*	$	2,359.6	1.1%	2,335.0	2,174.4
Fixed capital *(property and equipment, net)*	$	1,011.1	0.1%	1,010.0	1,019.2
Total assets (4)	$	4,462.9	-1.9%	4,548.6	4,299.0
Total debt *(current portion of debt and long-term debt)*	$	260.0	-53.2%	555.0	390.0
Total stockholders' equity	$	3,348.8	5.9%	3,163.2	3,042.2

All information contained in this Annual Report reflects the 2-for-1 stock split in 2019.

(1) Reflects impact of stock options issued by the company that were in-the-money and outstanding during the period.

(2) Reflects the impact of Accounting Standards Update 2016-09, *Improvements to Employee Share-Based Payment Accounting*, adopted January 1, 2017.

2020	2019	2018	2017	2016	2015	2014
$5,647.3	$5,333.7	$4,965.1	$4,390.5	$3,962.0	$3,869.2	$3,733.5
2,567.8	2,515.4	2,398.9	2,163.6	1,964.8	1,948.9	1,897.4
45.5%	47.2%	48.3%	49.3%	49.6%	50.4%	50.8%
1,141.8	1,057.2	999.2	881.8	795.8	828.8	787.6
20.2%	19.8%	20.1%	20.1%	20.1%	21.4%	21.1%
859.1	790.9	751.9	578.6	499.4	516.4	494.2
15.2%	14.8%	15.1%	13.2%	12.6%	13.3%	13.2%
1.50	1.38	1.31	1.00	0.86	0.89	0.83
573.8	573.2	573.9	576.4	577.9	582.9	593.0
1.49	1.38	1.31	1.00	0.86	0.88	0.83
575.7	574.4	574.3	576.7	578.3	584.1	594.6

2020	2019	2018	2017	2016	2015	2014
$1,101.8	$842.7	$674.2	$585.2	$519.9	$550.3	$501.5
128.3%	106.5%	89.7%	101.1%	104.1%	106.6%	101.5%
(157.5)	(239.8)	(166.8)	(112.5)	(183.0)	(145.3)	(183.7)
2.8%	4.5%	3.4%	2.6%	4.6%	3.8%	4.9%
(124.2)	0.1	(7.1)	(66.8)	(5.1)	(35.3)	(5.6)
820.1	603.0	500.3	405.9	331.8	369.7	312.2
95.5%	76.2%	66.5%	70.2%	66.4%	71.6%	63.2%

2020	2019	2018	2017	2016	2015	2014
$803.4	$498.6	$441.9	$369.1	$346.6	$327.1	$296.6
93.5%	63.0%	58.8%	63.8%	69.4%	63.3%	60.0%
1.40	0.87	0.77	0.64	0.60	0.56	0.50
52.0	-	103.0	82.6	59.5	292.9	52.9
6.1%	-	13.7%	14.3%	11.9%	56.7%	10.7%
1.6	-	4.0	3.8	3.2	14.2	2.4
$32.54	-	$25.75	$21.72	$18.58	$20.63	$22.06

2020	2019	2018	2017	2016	2015	2014
$2,106.9	$2,108.1	$1,993.0	$1,700.7	$1,492.7	$1,381.6	$1,331.3
1,886.9	1,912.5	1,878.8	1,584.8	1,445.1	1,291.6	1,207.9
1,030.7	1,023.2	924.8	893.6	899.7	818.9	763.9
3,964.7	3,799.9	3,321.5	2,910.5	2,668.9	2,532.5	2,359.1
405.0	345.0	500.0	415.0	390.0	365.0	90.0
2,733.2	2,665.6	2,302.7	2,096.9	1,933.1	1,801.3	1,915.2

[3] Free cash flow is not a financial measure calculated in accordance with GAAP and is reconciled to the most closely comparable GAAP measure, net cash provided by operating activities, in the chart above, with the GAAP measure presented first under "Cash Flow Summary." We define free cash flow as net cash provided by operating activities less capital expenditures, net of proceeds from sales of property and equipment, less cash paid for acquisitions. Our management uses free cash flow as a supplemental measure in the evaluation of our business, as we believe it provides our management and our investors a meaningful evaluation of our liquidity.

[4] Reflects the impact of Accounting Standards Update 2016-02, *Leases*, adopted January 1, 2019.

Stock & Financial Data

The following chart displays the daily closing sales price of our shares listed on the Nasdaq Stock Market for the last two years.



As of January 19, 2024, there were approximately 900 record holders of our common stock, which includes nominees or broker dealers holding stock on behalf of an estimated 662,000 beneficial owners.

In 2023 and 2022, we paid dividends per share totaling $1.78 and $1.24, respectively. This included a special dividend of $0.38 per share paid in the fourth quarter of 2023, reflecting what was at the time our high cash balances, as well as our favorable outlook for future cash generation. On January 17, 2024, we announced a quarterly dividend of $0.39 per share to be paid on February 29, 2024 to shareholders of record at the close of business on February 1, 2024. Our board of directors intends to continue paying quarterly dividends; however, any future determination as to payment of dividends will depend upon the financial condition and results of operations of the company and such other factors as are deemed relevant by the board of directors.

In 2023, we did not purchase any shares of our common stock. In 2022, we purchased 5,000,000 shares of our common stock at an average price of $47.58 per share.

Uses of Gross Cash Flow [(1)]

(Dollar Amounts in Millions)



Reconciliation of Gross Cash Flow to Net Cash Provided by Operating Activities

(Dollar Amounts in Millions)

		2023	2022	2021
Net cash provided by operating activities	$	1,432.7	941.0	770.1
Uses of (proceeds from) cash from changes in operating assets and liabilities		(105.9)	324.1	318.9
All other uses of (proceeds from) cash flow from operating activities, excluding depreciation and amortization		5.5	(1.6)	6.7
Gross Cash Flow	$	**1,332.3**	**1,263.5**	**1,095.7**

[(1)] Gross cash flow is a non-GAAP financial measure. Gross cash flow is reconciled to the most closely comparable GAAP measure, net cash provided by operating activities in the table above. Please refer to our Consolidated Statements of Cash Flows as disclosed in our Consolidated Financial Statements on our 2023 Form 10-K for additional details.

[(2)] Net debt is a non-GAAP financial measure that represents proceeds from debt obligations less payments against debt obligations. Please refer to our Consolidated Statements of Cash Flows as disclosed in our Consolidated Financial Statements on our 2023 Form 10-K for additional details.



1,000 shares ($9,000) invested on August 20, 1987

Value on December 31, 2023: **$12,435,840**

⬡ *Stock Split*

Historical Stock Performance

Initial Public Offering (IPO)

On August 20, 1987 (date of our initial public offering), 1,000 shares of our stock sold for $9,000. Approximately 36 years later, on December 31, 2023, those 1,000 shares, having split eight times, had become 192,000 shares worth $12,435,840, for a gain of approximately 22.2% compounded annually. In addition, the holder of these shares would have received $2,285,664 in dividends since August 20, 1987, for a total gain of approximately 22.8% compounded annually.

Ten Years

On December 31, 2013, 1,000 shares of our stock sold for $47,500. Ten years later, on December 31, 2023, those 1,000 shares, having split once, were 2,000 shares worth $129,540, for a gain of approximately 10.6% compounded annually. In addition, the holder of these shares would have received $18,960 in dividends since December 2013, for a total gain of approximately 12.1% compounded annually.

Five Years

On December 31, 2018, 1,000 shares of our stock sold for $52,300. Five years later, on December 31, 2023, those 1,000 shares, having split once, were 2,000 shares worth $129,540, for a gain of approximately 19.9% compounded annually. In addition, the holder of these shares would have received $12,820 in dividends since December 2018, for a total gain of approximately 22.2% compounded annually.

Dividends

We have paid dividends in every year since 1991, and quarterly dividends since 2011. In addition, Fastenal paid a special one-time dividend during December 2023, 2020, 2012, and 2008.

A Simple Philosophy

Since going public in 1987, we have maintained a consistent focus on avoiding, if feasible, the potentially dilutive impact of our activities on our shareholders. To this end, we have grown our organization principally with internal cash flow, have supported the Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan with stock purchased in the open market, and, since creating a stock option program in 2003, have periodically purchased common stock in the open market to, among other things, offset the potential impact of our stock option grants. We have purchased approximately 54.4 million shares since 2003 and have granted our employees options to purchase approximately 32.4 million shares. (Note: These amounts have been adjusted to reflect the impact of stock splits.) This has allowed us to balance internal investment with cash returns to shareholders. For example, in the last five years we have enjoyed total sales of $31,319 million and total pre-tax earnings of $6,346 million. During this same time period, we spent approximately $5,636 million to compensate a group of great employees, we supported our customers' needs by adding approximately $617 million in operational working capital assets (accounts receivable, net, plus inventory) and by spending approximately $869 million in net capital expenditures (purchases of property and equipment, net of proceeds of sales), and we returned $3,964 million to our shareholders. The latter was principally through dividends (approximately $3,674 million), with the remainder through share purchases.

A final point worth noting: We are an important element of the tax base in the many communities in which we operate. During the last five years, we have incurred approximately $1,529 million in income taxes, or approximately 24.1% of the pre-tax earnings noted above, and incurred or remitted approximately $1,465 million in employment taxes, $68 million in property taxes, $1,023 million in sales, use, and value-added taxes, and $5 million in other miscellaneous business-related taxes. This adds up to a total of approximately $4.1 billion in taxes funded in our communities.

[1] The share data represents past performance, which is no guarantee of future results.
[2] Unless otherwise noted, the amounts on this page are presented in whole numbers versus millions as is prevalent in the remainder of this document.

CREATING VALUE AND MEASURING THE IMPACT

Fastenal's solution-based approach stems from a simple truth: Every minute or dollar our customers spend procuring, managing, owning, or accessing supplies is a minute or dollar they *aren't* spending on value-creating activities. Our job is to help them minimize those sources of waste, and it often starts with a **Total Cost of Ownership (TCO) Analysis**. This includes **(1)** mapping how products are procured, moved, staged, and used in their facilities; **(2)** quantifying the costs surrounding those activities; and **(3)** presenting a tailored set of solutions to help them achieve specific TCO reduction goals for the products in scope.



21.2%

Average TCO Savings Opportunity*

This is the high-level finding of a study of 445 vetted TCO Analysis exercises.
Below is a look at some of the drivers behind this headline number.



56% average vendor reduction

47% average reduction in the cost to source products

36% average reduction in employee travel time

61% average reduction in cost associated with material handling/distribution

39% average reduction in inventory carrying cost

20% average consumption reduction through vending
Accepted industry average (not based on our internal study)

32% average reduction in transportation cost

The takeaway: By helping customers operate more efficiently and productively, our role is elevated from "supplier of products" to "strategic partner in the business." This focus on value creation and documentation allows us to build exceptionally strong relationships, maintain resilient revenue streams, and widen our competitive moat.

* This average TCO savings opportunity is based on an assumption of the customers' full adoption of our suggested services and solutions. Vetted opportunities meet the following criteria: (1) the conductor of the TCO Analysis (a trained Fastenal Lean Six Sigma specialist) has confirmed the validity of the data entered; (2) 70% or more of the TCO Analysis data is customer-specific, not based on industry averages; and (3) the data was accepted/agreed upon by the customer during or after the TCO Analysis presentation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023, or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____to _____

Commission file number 0-16125

FASTENAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0948415**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2001 Theurer Boulevard, Winona, Minnesota	**55987-1500**
(Address of principal executive offices)	(Zip Code)

(507) 454-5374
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $.01 per share	FAST	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $33,637,970,933, based on the closing price of the registrant's Common Stock on that date. For purposes of determining this number, all executive officers and directors of the registrant as of June 30, 2023 are considered to be affiliates of the registrant. This number is provided only for the purposes of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of January 19, 2024, the registrant had 572,232,755 shares of Common Stock issued and outstanding.

FASTENAL COMPANY
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement relating to our 2024 annual meeting of shareholders (Proxy Statement) are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Our Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K, or in other reports of the company and other written and oral statements made from time to time by the company, do not relate strictly to historical or current facts. As such, they are considered 'forward-looking statements' that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of terminology such as anticipate, believe, should, estimate, expect, intend, may, will, plan, goal, project, hope, trend, target, opportunity, and similar words or expressions, or by references to typical outcomes. Any statement that is not a purely historical fact, including estimates, projections, trends, and the outcome of events that have not yet occurred, is a forward-looking statement. Our forward-looking statements generally relate to our expectations regarding the business environment in which we operate, our projections of future performance and opportunities for growth based on potential market opportunities, our perceived marketplace opportunities, our strategies, goals, mission and vision, and our expectations about matters including capital expenditures, tax rates, inventory levels, liquidity, liabilities from tax positions, the performance of our fastener business in comparison to our non-fastener business, openings and closing of in-market locations and signings of Onsite locations and new machine equivalent units for Fastenal Managed Inventory (FMI) (including bin stock and industrial vending) and the competitive advantages they offer, our digital solutions and other product offerings (including new product lines), national accounts as a percentage of overall sales, the advantages of our integrated physical and virtual model, growth in safety products as a percentage of product sales, the amount of FMI revenue that we may be able to service through local inventory fulfillment terminals, and the ability of our competitors to replicate our distribution capabilities. You should understand that forward-looking statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. Factors that could cause our actual results to differ from those discussed in the forward-looking statements include, but are not limited to, economic downturns (including economic downturns as a result of global pandemics, including the COVID-19 pandemic), weakness in the manufacturing or commercial construction industries, competitive pressure on selling prices, changes in trade policies or tariffs, changes in our current mix of products, customers, or geographic locations, changes in our average branch size, changes in our purchasing patterns, changes in customer needs, changes in fuel or commodity prices, product and transportation inflation, inclement weather, changes in foreign currency exchange rates, difficulty in adapting our business model to different foreign business environments, failure to accurately predict the market potential of our business strategies, the introduction or expansion of new business strategies, increased competition (including with respect to our FMI or Onsite operations), difficulty in maintaining installation quality as our industrial vending business expands, the failure to meet our goals and expectations regarding expansion of our FMI or Onsite operations or any changes in branch locations, changes in the implementation objectives of our business strategies, difficulty in hiring, relocating, training, or retaining qualified personnel, difficulty in controlling operating expenses, difficulty in collecting receivables or accurately predicting future inventory needs, changes in sales trends, changes in supplier production lead times, changes in our cash position or our need to make capital expenditures, credit market volatility and increases in interest rates, changes in tax law or the impact of discrete items on future tax rates, changes in the availability or price of commercial real estate, changes in the nature, price, or availability of distribution, supply chain, or other technology (including software licensed from third parties) and services related to that technology, difficulty in obtaining continued business from new safety product customers and the acceptance by customers of any new product lines, cyber security incidents, potential liability and reputational damage that can arise if our products are defective, and other risks and uncertainties detailed in this Form 10-K under the heading 'Item 1A. Risk Factors'. Each forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any such statement to reflect events or circumstances arising after such date.

PRESENTATION OF DOLLAR AMOUNTS

All dollar amounts in this Annual Report on Form 10-K are presented in millions, except for share and per share amounts or where otherwise noted. Throughout this document, percentage and dollar change calculations, which are based on non-rounded dollar values, may not be able to be recalculated using the dollar values in this document due to the rounding of those dollar values. References to daily sales rate (DSR) change may reflect either growth (positive) or contraction (negative) for the applicable period.

PART I

ITEM 1. BUSINESS

Note – Information in this section is as of year end unless otherwise noted. The year end is December 31, 2023 unless additional years are included or noted.

Overview

Fastenal Company (together with our subsidiaries, hereinafter referred to as 'Fastenal' or the company or by terms such as we, our, or us) began as a partnership in 1967, and was incorporated under the laws of Minnesota in 1968. We opened our first branch in 1967 in Winona, Minnesota, a city with a population today of approximately 26,000. We began with a marketing strategy of supplying threaded fasteners to customers through a branch network in small, medium, and, in subsequent years, large cities. Over time, how and where we engage our customers has expanded and evolved. Today we sell a broader range of industrial and construction supplies spanning more than nine major product lines through a global network of in-market locations utilizing diverse technologies such as vending devices, bin stock devices, and eCommerce. The large majority of our transactions are business-to-business. We provide additional descriptions of our product lines and market channels later in this document. At the end of 2023, we had 3,419 in-market locations (defined in the table below) in 25 countries supported by 15 distribution centers in North America (12 in the United States, two in Canada, and one in Mexico), and two in Europe, and we employed 23,201 people. We believe our success can be attributed to the high quality of our employees and their convenient proximity to our customers, and our ability to offer customers a full range of products and services to reduce their total cost of procurement.

Our Channels to Market

We engage our customers primarily through branch and Onsite locations. Branches and Onsites exist very close to our customers, usually within miles in the case of the former and most often within or immediately proximate to our customers' physical locations in the case of the latter, and together constitute our 'in-market' network. Many of our customers engage with us through eCommerce, but in most cases these customers are utilizing eCommerce to supplement our service through our other channels.

The following table shows, as of the end of each of the last 10 fiscal years, our consolidated net sales; the number of branch, Onsite, and total in-market locations; their respective sales, as well as the average monthly sales per location that were generated from our branch and Onsite locations; and our revenue generated from non-traditional sources:

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Net sales	**$ 7,346.7**	6,980.6	6,010.9	5,647.3	5,333.7	4,965.1	4,390.5	3,962.0	3,869.2	3,733.5
Branch locations	**1,597**	1,683	1,793	2,003	2,114	2,227	2,383	2,503	2,622	2,637
Branch revenue [1]	**$ 4,073.6**	4,161.6	3,726.2	3,587.1	3,660.1	3,625.8	3,399.6	3,198.1	3,281.8	3,225.3
Average monthly sales per branch location [2]	**$ 207.0**	199.5	163.6	145.2	140.5	131.1	116.0	104.0	104.0	101.0
Onsite locations	**1,822**	1,623	1,416	1,265	1,114	894	605	401	264	214
Onsite revenue [1]	**$ 2,926.7**	2,465.5	1,898.0	1,485.6	1,391.7	1,081.7	770.2	569.2	454.3	387.7
Average monthly sales per Onsite location [2]	**$ 141.6**	135.2	118.0	104.1	115.5	120.3	127.6	142.7	158.4	157.6
Other revenue [3]	**$ 346.4**	353.5	386.7	574.6	281.9	257.6	220.7	194.7	133.1	120.5
Total in-market locations [4]	**3,419**	3,306	3,209	3,268	3,228	3,121	2,988	2,904	2,886	2,851

[1] Revenues attributable to our traditional and international branch locations (both of which are defined below), and our Onsite locations, respectively.

[2] Average sales per month considers the average active base of branches and Onsites, respectively, in the given year, factoring in the beginning and ending location count, divided by total revenues attributable to our branch and Onsite locations, respectively, further divided by 12 months. This information is presented in thousands.

[3] This portion of revenue is generated outside our traditional in-market locations, examples of which include revenues arising from our custom in-house manufacturing, industrial services, and other non-traditional sources of revenue. In 2020, this included the effects of COVID-19, one response to which was substantial sales of pandemic-related products that were direct-shipped (versus sold through in-market locations) as a means of delivering critical supplies more quickly.

[4] 'In-market locations' is defined as the sum of the total number of branch locations and the total number of Onsite locations.

This structure has evolved over time as a result of one of Fastenal's guiding principles since inception: that we can improve our service by getting closer to the customer. This has been achieved by opening branch locations and, more recently, Onsite locations. Today, we believe there are few companies that offer our North American in-market location coverage. In 2023, roughly 52% of our sales and 51% of our in-market locations were in major Metropolitan Statistical Areas (MSAs) (populations in the United States and Canada greater than 500,000 people), while 21% of our sales and 19% of our in-market locations were in small MSAs (populations under 500,000 people), and 27% of our sales and 30% of our in-market locations were not in an MSA. In our view, this has proven to be an efficient means of providing customers with a broad range of products and services on a timely basis. Maintaining operations that are physically proximate to our customers' operations have represented, and continue to represent, the foundation of our service approach.

We have two primary versions of our **branch locations**:

1) A 'traditional branch' typically services a wide variety of customers, ranging from the local operations of large, national account customers to smaller local businesses. Based on the unique characteristics of certain markets, some traditional branches will be structured and stocked to service retail customers. Locations are selected primarily based on their proximity to our distribution network and employment and production data for manufacturing and non-residential construction companies. We stock all branches with inventory drawn from all of our product lines and tailored by our district and branch personnel to the needs of the local customer base. Since Fastenal's founding and through 2013, traditional branch openings were a primary growth driver for the company, and we experienced net openings each year over that time span. However, new growth drivers, business models, and business tools have emerged and diminished the direct role of traditional branch openings in our growth. Traditional branches were entirely U.S.-based until 1994, when we opened our first location in Canada. At the end of 2023, we had 1,441 traditional branches in the United States and Canada, and they represented 51.0% of net sales.

Traditional branches are also differentiated by their operating styles. Certain locations are Customer Service Branches (CSBs), which tend to feature a showroom and our standard stocking model of products designed for contractors. CSBs often conduct some business with non-account or retail-like customers. However, this customer set typically represents less than 10% of sales at this type of location. Other locations operate as Customer Fulfillment Centers (CFCs), which tend to feature a limited showroom and stock customer-specific inventory. These tend to appear and function more like an industrial supply house and stocking location and often have fewer transactions with non-account or retail-like customers than in a CSB branch. The choice of operating style is made by local leadership and is based on local market considerations. At the end of 2023, 15% of our traditional branches operated as a CSB and 85% operated as a CFC.

2) An 'international branch' is the format we typically deploy outside the United States and Canada. We first expanded outside of the United States and Canada when we opened a branch in Mexico in 2001. Since then, we have continued to expand our global footprint, and at the end of 2023, we operated in 23 countries outside of the United States and Canada. Mexico is the largest of these, and we also operate in Europe, Asia, and Central and South America. Our go-to-market strategy in countries outside of the United States and Canada focuses primarily on servicing large, national account customers disproportionately concentrated in manufacturing and heavily oriented toward planned fastener and non-fastener product spend. We are not as well recognized in many of our non-North American locations as we are in the U.S. and Canada. However, our ability to provide a consistent service model, including vending, bin stocks, and Onsites, on a global basis is attractive to our customer base, much of which are the foreign operations of North American-based companies. At the end of 2023, we had 156 international branches operating outside the U.S. and Canada, and they represented 4.5% of net sales.

Traditional and international branches sell to multiple customers. In each year since 2013, we have experienced a net decline in our total branch count, primarily due to consolidations in our U.S. market, including net declines of 86 branches in 2023. Our total decline since 2013 is 1,090 branches. We will continue to open traditional and international branches in accordance with our overall strategy. We believe the strategic rationalization that has produced a significant decline in our traditional branch network in the United States and Canada since 2013 is largely completed, and expect reduced closing activity beginning in 2024.

Onsite locations may influence the trend in our traditional branch count over time, but have not been the primary reason for our traditional branch closings. The Onsite concept is not new, in that we entered into the first such arrangement in 1992. However, it was largely a local option that grew slowly before we identified it as a growth driver in 2014. We have made substantial investments toward accelerating its traction in the marketplace since 2015. In this model, we provide dedicated sales and service to a single customer from a location that is physically within, or strategically proximate to, the customers' facility, with inventory that is specific to the customers' needs. In many cases, we are shifting revenue with the customer from an existing branch location, though we also see new customer opportunities arise as a result of our Onsite capabilities. The model is best suited for larger companies, though we believe we can provide a higher degree of service at a lower level of revenue than most of our competitors. It has been our experience that the sales mix at our Onsite locations typically produces a lower gross profit percentage than at our branch locations, but we gain revenue with the customer and our cost to serve is lower. We have identified over 12,000 manufacturing and construction customer locations in North America with potential to implement the Onsite service model. These include customers with which we have an existing national account relationship today, and potential customers we are aware of due to our local market presence with which we do not have a meaningful relationship today. However, as awareness of our capabilities has grown, we have identified additional Onsite potential with certain agencies of state, provincial, and local government customers, and academia. We also believe as we follow our existing national account customers outside the United States, our market potential for Onsite solutions will continue to expand. The international opportunity is substantial, but our speed is limited by our relatively underdeveloped infrastructure in comparison to the United States. We expect revenues from Onsite arrangements to increase meaningfully over time. We had 1,822 Onsite locations as of December 31, 2023, which represented 39.8% of net sales, and signed 326, 356, and 274 new Onsite locations (referred to herein as signings) in 2023, 2022, and 2021, respectively.

The following table provides a summary of the branches and Onsite locations we operated at the end of each year, as well as the openings, closings, and conversions during each year:

	North America				Outside North America				
	United States [1]	Canada	Mexico	Subtotal	Central & South America [2]	Asia [3]	Europe [4]	Subtotal	Total
In-Market Locations - 12/31/21 [5]	2,668	262	152	3,082	20	37	70	127	3,209
Starting Branches	1,484	173	63	1,720	5	20	48	73	1,793
Opened Branches	—	1	4	5	—	2	5	7	12
Closed/Converted Branches [6]	(115)	(5)	(1)	(121)	—	—	(1)	(1)	(122)
Ending Branches	1,369	169	66	1,604	5	22	52	79	1,683
Starting Onsites	1,184	89	89	1,362	15	17	22	54	1,416
Opened Onsites	248	21	23	292	1	6	7	14	306
Closed/Converted Onsites [6]	(94)	(3)	(1)	(98)	—	—	(1)	(1)	(99)
Ending Onsites	1,338	107	111	1,556	16	23	28	67	1,623
In-Market Locations - 12/31/22	2,707	276	177	3,160	21	45	80	146	3,306
Starting Branches	1,369	169	66	1,604	5	22	52	79	1,683
Opened Branches	—	—	3	3	—	3	4	7	10
Closed/Converted Branches [6]	(92)	(5)	—	(97)	—	—	1	1	(96)
Ending Branches	1,277	164	69	1,510	5	25	57	87	1,597
Starting Onsites	1,338	107	111	1,556	16	23	28	67	1,623
Opened Onsites	283	18	20	321	—	1	7	8	329
Closed/Converted Onsites [6]	(115)	(6)	(3)	(124)	(1)	(2)	(3)	(6)	(130)
Ending Onsites	1,506	119	128	1,753	15	22	32	69	1,822
In-Market Locations - 12/31/23	2,783	283	197	3,263	20	47	89	156	3,419

[1] Includes the United States, the Dominican Republic, Guam, and Puerto Rico.

[2] Includes Panama, Brazil, and Chile.

[3] Includes Singapore, China, Malaysia, and Thailand.

[4] Includes the Netherlands, Hungary, the United Kingdom, Germany, the Czech Republic, Italy, Romania, Sweden, Poland, Austria, Switzerland, Ireland, Spain, France, and Belgium.

[5] Beginning in 2022, the United States includes the Dominican Republic, Guam, and Puerto Rico which were previously grouped with other geographical regions. Prior period figures in the above table may differ slightly from those previously disclosed due to this minor change in reporting.

[6] The net impact of non-in-market locations or Onsite locations converted to branches, branches converted to Onsite locations or non-in-market locations, and closures of branches or Onsite locations.

We believe the profitability of our in-market locations is affected by the average revenue produced by each site. In any in-market location, certain costs related to growth are at least partly variable, such as employee-related expenses, while others, like rent and utility costs, tend to be fixed. As a result, it has been shown that as an in-market location increases its sales base over time, it typically will achieve a higher operating profit margin. This ability to increase our operating profit margin is influenced by: (1) general growth based on end market expansion and/or market share gains, (2) the age of the in-market location (new locations tend to be less profitable due to start-up costs and, in the case of a traditional branch, the time necessary to generate a customer base), and/or (3) rationalization actions, as in the past several years we have seen a net decline in our traditional branch base. There are many reasons why local or regional management might decide to close a location. Key customers may have migrated to a different part of the market, factories may have closed, our own supply chain capabilities in a market may have evolved to allow us to service some areas with fewer traditional branches, and/or our customers may have transitioned to our Onsite model. An Onsite location may also close because local or regional management determines that the business at the location is unlikely to scale sufficiently to justify our being on premise, in which case the relationship often reverts to being managed in a local traditional branch. The paths to higher operating profit margins are slightly different in a traditional branch versus an Onsite location, as the former will tend to have more fixed costs to leverage, while the latter will tend to have a smaller fixed cost burden but have greater leverage of its employee-related expenses. In the short term, the Onsite program can hurt the profitability of our existing branch network as it can pull established revenue away from an existing branch even as its fixed expenses are largely unchanged.

We utilize additional types of selling locations within our network, but these tend to be more specialized in nature and relatively few in number, comprising less than five percent of our total selling locations. We remain committed to a large, robust service network, including traditional branches, international branches, and Onsites; it remains the indispensable foundation of our business. With the growth we anticipate in Onsite locations, we believe our total in-market locations will increase further over time.

Our Business Tools

Fastenal Managed Inventory (FMI®)

Over time, we have invested in and developed various technologies that allow us to put physical product closer to the point of use in a customer location, increase the visibility of a customer's supply chain (to the customer as well as our personnel), and/or improve the ability to monitor or control usage. While there are isolated exceptions, these technologies are not themselves channels to the market but rather are utilized by our branch and Onsite channels to enhance service to our customers. Collectively, these tools comprise our Fastenal Managed Inventory (FMI) Technology suite. We believe our fully integrated distribution network allows us to manage the supply chain for all sizes of customers. FMI programs tend to generate a higher frequency of business transactions and, coupled with our fully integrated distribution network, foster a strong relationship with customers.

Bin stock (FASTStock℠ and FASTBin®) programs, where product is held in bins in a customer facility, are similar to our vending business in that it involves moving product closer to the point of customer use within their facilities. Such programs have existed in the industrial supply industry for a considerable time, with open bins being clustered in a racking system, each of which holds original equipment manufacturing (OEM) fasteners, maintenance, repair, and operations (MRO) fasteners, and/or non-fastener products that are consumed in the customers' operations. Historically, these bins were simply plastic and metal containers that held product and were visually inspected by our customers or Fastenal personnel to determine replenishment need. These bins in some cases are organized and labeled into customized digital plan-o-grams, which we call FASTStock and allow for the scanning of product when it is at a minimum desired level. However, in 2019 we introduced our FASTBin technology. FASTBin is the evolution of FASTStock into a set of electronic inventory management solutions that automate process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and more efficient replenishment of bin stock parts. These technologies come in three forms: (1) scales that utilize a high-precision weight sensor system to measure the exact quantity on hand in real time, notifying Fastenal to replenish when inventory hits an established minimum; (2) infrared (IR) that uses infrared sensors lining individual bins to provide real-time visibility of approximate quantity and inventory values, notifying Fastenal to replenish when inventory hits an established minimum threshold; and (3) RFID, which is a Kanban system that utilizes RFID tags so that when an empty bin is removed from the rack and placed in a replenishment zone (also part of the same racking system), a notification is sent to Fastenal to refill the order. These technologies provide superior monitoring capabilities and immediate visibility to consumption changes, allowing for a lean supply chain, reducing risk of stock-outs, and providing a more efficient labor model for both the customer and the supplier.

Industrial vending (FASTVend®) was introduced in 2008 to provide our customers with improved product monitoring and control. Benefits include reduced consumption, reduced purchase orders, reduced product handling, and 24-hour product availability. We believe our company has a market advantage by virtue of our extensive in-market network of inventory and local personnel. For these reasons, the initiative began to gain significant traction in 2011, and we finished 2023 with approximately 111,800 FASTVend non-weighted devices in the field. We believe industrial vending has proven its effectiveness in strengthening our relationships with customers and helped to streamline the supply chain where it has been utilized. We also believe there remains considerable room to grow our current installed base of devices before it begins to approach the number of units we believe the market can support. We estimate the market could support as many as 1.7 million vending units and, as a result, we anticipate continued growth in installed devices over time.

Our industrial vending portfolio consists of 20 different vending devices, with 16 of these being in either a helix or locker format. Our most utilized models include the helix-based FAST 5000 and our 12- and 18-door lockers; combined, these comprise approximately 66% of our installed base of devices. These are either configurable or are available in multiple configurations to accommodate the various sizes and forms of products that will be dispensed to match the unique needs of our customers. Target monthly revenues per device typically range from under $1,000 to in excess of $3,000, with our flagship FAST 5000 device having a targeted monthly throughput of $2,000.

Beginning in the first quarter of 2021, we began to report a **weighted FMI measure** which combines the signings and installations of FASTBin and FASTVend in a standardized machine equivalent unit (MEU) based on the expected output of each type of device. We do not include FASTStock in this measurement because scanned stocking locations can take many forms, such as bins, shelves, cabinets, pallets, etc., that cannot be converted into a standardized MEU. This conversion takes the targeted monthly throughput of each FMI device signed or installed and compares it to the $2,000 target monthly throughput of our FAST 5000 vending device. For example, an RFID enclosure, with target monthly revenue of $2,000 would be counted as '1.00' machine equivalent ($2,000/$2,000 = 1.00). An infrared bin, with target monthly revenue of $40, would be counted as '0.02' machine equivalent ($40/$2,000 = 0.02).

The table below summarizes the signings and installations of, and sales through, our FMI devices.

	Twelve-month Period		
	2023	2022	Change
Weighted FASTBin/FASTVend signings (MEUs)	**24,126**	20,735	16.4%
Signings per day	**95**	*82*	
Weighted FASTBin/FASTVend installations (MEUs; end of period)	**113,138**	102,151	10.8%
FASTStock sales	$ **927.6**	832.0	11.5%
% of sales	**12.5%**	*11.8%*	
FASTBin/FASTVend sales	$ **2,070.2**	1,755.3	17.9%
% of sales	**27.8%**	*24.9%*	
FMI sales	$ **2,997.8**	2,587.3	15.9%
FMI daily sales	$ **11.8**	*10.2*	*16.3%*
% of sales	***40.3%***	*36.7%*	

Digital Solutions

We also invest in digital solutions that aim to deliver strategic value for our customers, leverage local inventory for same-day solutions, and provide efficient service. While there is a transactional element to our digital services, many of the solutions we invest in are intended to add value to customers by illuminating various elements of their supply chain. These solutions take many forms:

1) Transactional. Our transactional, or eCommerce, platforms (web verticals or integrated catalogs) provide a means for our customers to effectively and efficiently procure MRO and unplanned spend. While there is a retail component to our transactional digital services, most of the revenue attributable to this is with our traditional customer base, nearly all of which purchase digitally as a supplement to other channels and tools that it utilizes with Fastenal. We attribute the revenue generated from a customer location through our transactional platforms to the in-market location that traditionally services that customer location.

2) Digital Visibility. Certain of our digital capabilities are intended to produce operational efficiencies for our customers and ourselves and/or to deliver strategic value by illuminating customer supply chain operations. For instance, we have developed, and continue to develop, 'Mobility' applications, one example of which is our Vending App, which provides a number of benefits. It provides easy, real-time information pertaining to a customer's local inventory position within their point-of-use devices. It incorporates customer usage data to recommend optimized parts and quantity for specific devices, which improves customer inventories while reducing the risk of stock-outs. Moving our fulfillment process from a vending device-based keypad function to a tablet or scanning interaction improves the restock process (reduced risk of product outages), reducing time consumed (greater efficiency) while improving accuracy (improved quality assurance). We will continue to build out our suite of Mobility applications. Electronic Data Interchange (EDI), is the connectivity between our system and our customers' procurement systems – whether a direct integration into their Enterprise Resource Planning (ERP) system or through a third-party procurement network or marketplace. These solutions provide a system-to-system exchange of electronic procurement documents (such as purchase orders, advanced shipping notices, and invoices for direct and indirect spend). Our eProcurement Solutions provide a bridge between our FMI replenishment activity and our customers' procurement systems – creating an efficient, accurate and streamlined procure-to-pay (P2P) process. FAST360° acts as the bridge between our FMI footprint and a

customer's view into our managed service model. FAST360° surfaces data around these managed services as one central source of information as we manage our customers' OEM and MRO product lines. This is achieved through our FMI technologies providing locational data around our FASTStock, FASTBin, and FASTVend footprint, and FAST360° being the means of surfacing that data and activities to our customers.

3) Analytics. We provide solutions-based digital platforms (e.g., web verticals or integrated catalogs) which leverage our existing strategic environment by creating a means of migrating online spend offline, which illuminates our supply chain capabilities. This is marketed under the FAST360° Analytics label, as it is an enterprise-centric extension of the digital visibility capabilities of FAST360°. We bring value to our customers, as well as ourselves, by using these digital platforms and analytics to shift product from a 'non-sticky' transactional environment (which is online) to a 'sticky' strategic environment (which is our FMI programs). We create customer cost savings opportunities through this directive by lowering the total cost of ownership (TCO) as the objective is to shrink the unplanned (and traditionally high cost), purely transactional spend bucket.

Digital Footprint

Our digital products and services are comprised of sales through FMI (FASTStock, FASTBin, and FASTVend) plus that proportion of our eCommerce sales that do not represent billings of FMI services (collectively, our Digital Footprint). We believe the data that is created through our digital capabilities enhances product visibility, traceability, and control that reduces risk in operations and creates ordering and fulfillment efficiencies for both ourselves and our customers. As a result, we believe our opportunity to grow our business will be enhanced through the continued development and expansion of our digital capabilities. Our Digital Footprint represented 56.1% of sales in 2023.

We believe our integrated physical and virtual model, when paired with our national (and increasingly international) scope, represents a unique capability in industrial distribution when compared to eCommerce as an independent sales channel. We expect to continue to build out and develop our digital solutions over time. Our greatest opportunity lies with the deployment of efficient and effective supply chain programs. We are focused on addressing the four key components of people, products, processes, and technology to support this model.

We believe our global channels to market and business tools, including those that we consider to be growth drivers (Onsites, international expansion, FMI, and digital solutions), represent alternative means to address the requirements of certain customer groups. These means get us closer to the customer and to where the product is actually consumed. This is consistent with our strategy and offers significant value by providing differentiated and 'sticky' service. Combined with ongoing strategic investments in end market initiatives as well as selling (in-market and otherwise) and non-selling (engineering, product specialists, manufacturing, etc.) employees, we offer a range of capabilities that are difficult for large and small competitors to replicate.

Distribution Network

We operate 15 regional distribution centers in North America: 12 in the United States, two in Canada, and one in Mexico. We also operate two distribution centers in Europe. These distribution centers give us approximately 5.0 million square feet of distribution capacity. Additional details on these locations can be found within the 'Item 2. Properties' section of this Form 10-K. These distribution centers are located so as to permit deliveries of two to five times per week to our in-market locations using our trucks and overnight delivery by surface common carrier, with approximately 74% of our North American in-market locations receiving service four to five times per week. The distribution centers in Indiana and Kansas also serve as 'master' hubs, with those in California and North Carolina serving as 'secondary' hubs to support the needs of the in-market locations in their geographic regions as well as to provide a broader selection of products for the in-market locations serviced by the other distribution centers.

We currently operate 11 of our North American distribution centers with automated storage and retrieval systems (ASRS). These distribution centers operate with greater speed and efficiency, and currently handle approximately 94% of our picking activity. We expect to invest in additional automation technologies, expand existing distribution facilities, and/or add new distribution centers over time as our scale and the number of our in-market locations increases.

We also utilize a network of Local Inventory Fulfillment Terminals (LIFTs) which reside within our existing distribution centers and are intended to support areas that have a dense population of FMI devices. Traditionally, branch personnel were solely responsible for stocking and packaging inventory, delivering to a customer's location, and refilling the customer's devices. As our sales through FMI devices have grown, this approach has resulted in redundant inventory in a territory and a greater proportion of our sales personnel's time being spent on non-sales activities. We primarily utilize a 'drop-and-deliver' model wherein a LIFT is responsible for stocking and packaging FMI supplies, producing inventory and accuracy benefits, and delivering them to the business unit, where delivery and replenishment is then performed by local district or branch personnel. In a minority of cases we deploy a 'drop-and-scatter' model, wherein delivery and replenishment is also performed by LIFT personnel. In 2023, approximately 8% of our FMI revenue was serviced through a LIFT, but over time we believe this figure can approximate 40% of our FMI revenue.

Transportation

The ability to move product, globally and domestically, from our sources of supply to our customers is critical to the competitiveness of our business model. We utilize multiple modes of transportation to support our business model.

We transport product from our global manufacturing and supplier partners to our distribution centers. Related costs range from port fees, duties, costs related to container and shipper services, and inland trucking and intermodal charges. We consider these expenses to be a part of our landed product cost, and significant fluctuations are typically addressed through product pricing.

We transport product between our distribution centers and from our distribution centers to our in-market locations. We typically transport approximately 90% of our products on our own fleet of Class 6, 7, and 8 trucks, with the remainder being on third party shippers. Costs range from lease charges, driver pay, fuel costs to support our captive fleet, and fees paid to third-party shippers. These expenses are included in cost of goods sold but are not considered a part of our landed product cost, with fluctuations typically addressed by applying freight charges to customer purchases and by securing commercial back-hauls. We primarily lease our trucks, and at December 31, 2023, we operated approximately 520 units.

We transport product from our in-market locations to our customers on a fleet of pick-up, box, and other trucks. Expenses to maintain this fleet are considered selling-related transportation costs, which include lease charges, depreciation, and fuel, and are typically reflected in all other operating and administrative expenses. We have a mix of leased and owned vehicles, and at December 31, 2023, we operated approximately 10,200 units.

Information Systems

Our Information Systems teams develop, implement, secure, and maintain the computer-based technology used to support business functions within Fastenal. Corporate, digital, distribution center, and vending systems are primarily supported from central locations, while each selling location uses a locally installed Point-Of-Sale (POS) system. The systems consist of custom in-house developed, purchased, and subscription licensed software. A dedicated Wide Area Network (WAN) is used to provide connectivity between systems and authorized users.

Trademarks and Service Marks

We conduct business under various trademarks and service marks, and we utilize a variety of designs and taglines in connection with each of these marks, including ***Where Industry Meets Innovation***™. Although we do not believe our operations are substantially dependent upon any of our trademarks or service marks, we consider the 'Fastenal' name and our other trademarks and service marks to be valuable to our business. We have registered, or applied for the registration of, various trademarks and service marks. Our registered trademarks and service marks are presumed valid in the United States as long as they are in use, their registrations are properly maintained, and they have not been found to have become generic. Registrations of trademarks and service marks can also generally be renewed indefinitely as long as the trademarks and service marks are in use.

Products

Fastenal was founded as a distributor of fasteners and related industrial and construction supplies. This includes threaded fasteners, bolts, nuts, screws, studs, and related washers, as well as miscellaneous supplies and hardware, such as pins, machinery keys, concrete anchors, metal framing systems, wire rope, strut, rivets, and related accessories. Our fastener product line, which is primarily sold under the Fastenal product name, represented 32.4% of our consolidated sales in 2023.

Fastener distribution is complex. In most cases, the product has low per unit value but high per unit weight. This presents challenges in moving product from suppliers, most of whom are outside of North America, to our distribution centers, as well as from our distribution centers to our branch, Onsite, and customer locations. At the same time, fasteners are ubiquitous in manufactured products, construction projects, and maintenance and repair while also exhibiting great geometric variability based on use and application. In many cases, a fastener is a critical part in machine uptime and/or effective use. These features have greatly influenced our logistical development, training and educational programs, support capabilities, and inventory decisions, which we believe would be difficult for competitors to replicate.

In 1993, we began to aggressively add additional product lines, and these represented 67.6% of our consolidated sales in 2023. These products, which we refer to as non-fastener product lines, tend to move through the same distribution channel, get used by the same customers, and utilize the same logistical capabilities as the original fastener product line. This logic is as true today as it was when we first began to diversify our product offering. However, over time, the supply chain for these product lines has evolved in ways independent of the fastener line. For instance, non-fastener product lines benefit disproportionately from our development of industrial vending.

The most significant category of non-fastener products is our safety supplies product line, which accounted for 21.2% of our consolidated sales in 2023. This product line has enjoyed dramatic sales growth in the last 10 years, which we believe is directly attributable to our success cross-selling safety supplies to customers that utilize us for non-safety products as well as our ability to market, deploy, and service industrial vending over that period. We expect these variables to remain the primary drivers of performance for our safety supplies product line.

We plan to continue to add other product lines in the future.

In the last several decades, we have added 'private label' brands (often referred to as 'Exclusive Brands', or brands sold exclusively through Fastenal) to our non-fastener offering. Prior to 2023, each of our product categories tended to have its own private label. In 2023, we consolidated these into two labels: Body Guard®, which is our long-standing brand for North American safety supplies, and ORMADUS®, which is our global brand encompassing the remainder of our product offerings. These private label brands represented approximately 13% of our consolidated sales in 2023. We believe it is also appropriate to think about our private label sales as a percentage of our non-fastener sales for two reasons: (1) there is not a well-defined branded versus private label dynamic in fasteners as there is in non-fasteners; and (2) non-fastener data is more comparable to information reported by our peers, who do not generally have our significant mix of fastener business. Private label brand sales represented approximately 19% of our total non-fastener sales in 2023. Over time we expect our private label sales as a percentage of our total non-fastener sales to increase, although oftentimes, these increases through specific channels are masked by the relative sales growth we experience with Onsite locations, which typically have a lower percentage of total sales of private label than in branches or sales through vending devices.

Detailed information about our sales by product line is provided in Note 2 of the Notes to Consolidated Financial Statements included later in this Form 10-K. Each product line may contain multiple product categories.

Inventory Control

Our inventory stocking levels are determined using our computer systems, by our sales personnel at in-market locations, by our district and regional leadership, and by our product development team. The data used for this determination is derived from sales activity from all of our selling locations, from individual selling locations, and from different geographic areas. It is also derived from supplier information and from customer demographic information. Our computer system monitors the inventory level for all stock items and triggers replenishment, or prompts a buyer to purchase, as necessary, based on an established minimum-maximum stocking level. In the past we have utilized a base inventory model for all of our branches, and such a model still exists in a smaller subset of our locations. Increasingly, however, branches primarily stock inventory that is deemed to be appropriate by the district and branch personnel to service the customers within their selling territory. Similarly, non-branch selling locations (primarily Onsites) stock inventory exclusively based on customer-specific arrangements. Inventories in distribution centers are established from computerized data for the selling locations served by the respective distribution center. Inventory quantities are continuously re-balanced utilizing an automated transfer mechanism we call 'inventory re-distribution'.

Inventory held at our selling locations, close to customers and available on a same-day basis, accounted for approximately 64% of our total inventory at the end of 2023. Inventory held at our distribution centers and manufacturing locations accounted for approximately 36% of our total inventory at the end of 2023. The distribution center and manufacturing location inventory, when combined with our trucking network, allows for fast, next-day service at a very competitive cost.

Manufacturing and Support Services Operations

In 2023, approximately 96% of our consolidated net sales were attributable to products manufactured by other companies to industry standards or to customer specific requirements. The remaining 4% related to products manufactured, modified, or repaired by our manufacturing businesses or our support services. The manufactured products consist primarily of non-standard sizes of threaded fasteners and hardware made to customers' specifications at one of our nine manufacturing locations, or standard sizes manufactured under our Holo-Krome®, Cardinal Fasteners®, and Spensall® product lines. The services provided by the support services group include, but are not limited to, tool and hoist repair, chain sling and hose fabrication, band saw blade welding, packaging, and other light manufacturing and fabrication. We may add additional services in the future. We engage in these activities primarily as a service to our customers and expect the services to continue to contribute in the range of 4% to 6% of our consolidated net sales in the future.

Sources of Supply

We use a large number of suppliers for the standard stock items we distribute. Most items distributed by our network can be purchased from several sources, although preferred sourcing is used for some stock items to facilitate quality control. During 2023, we had a single supplier that accounted for more than 5% of our inventory purchases, whereas all remaining suppliers fell below that threshold.

In the case of fasteners and our private label non-fastener products, we have a large number of suppliers but these suppliers are heavily concentrated in a single geographic area, Asia. Within Asia, suppliers in China and Taiwan represent a significant source of product. Further, in many cases where we source directly from a North American supplier, the original country of origin of the acquired parts is the supplier's Asian facilities. As a result, the cost and effectiveness of our supply chain is dependent on relatively unfettered trade across geographic regions.

Beyond inventory, we have some concentration of purchasing activity. For example, we utilize a limited number of suppliers for our distribution equipment and our vehicle fleet, and primarily one supplier for our industrial vending equipment. However, we believe there are viable alternatives to each of these, if necessary.

Customers and Marketing

We believe our success can be attributed to our ability to offer customers a full line of quality products, our convenient locations and diverse methods of providing those products, and the superior service orientation and expertise of our employees. Approximately 70% to 75% of our customers are in manufacturing end markets, which encompasses fabricated products, heavy machinery, petrochemical, mining and aerospace and includes both OEM and MRO customers. The remaining 25% to 30% of our customers fall primarily into non-residential construction (general and commercial contractors), reseller (retail and wholesale trades, dealers, and rental businesses), transportation (transportation services, such as air, train, maritime or truck transport, as well as fulfillment centers) and state and local government entities, including schools, school districts and universities.

Based on our customer profile being oriented toward manufacturing, our business has historically been cyclical. However, we believe our model has certain features that moderate the volatility of our results around cyclical changes. First, we have a large number of customers that serve a wide range of segments within the broader manufacturing market. While slumps in one industry served by us can rapidly spread to other, interrelated industries, locally or globally, we still believe this customer and market segment diversity provides some insulation from economic changes that are not across multiple industries and geographic regions. Second, while a meaningful part of our revenue is derived from products that are incorporated into final products, we also have a significant portion of revenue that is derived from products used to maintain facilities. This latter source of revenue tends to be impacted by cyclical changes, but its rate of change tends to be less dramatic.

Our **national accounts** program is aimed at creating contractual agreements with single or multi-location customers. These contractual programs are intended to help improve our customers' supply chains by identifying productivity and efficiency gains throughout their organization. The scale and scope of the OEM and MRO products that these companies need to manage is very complex and costly. We believe that our broad product offering coupled with our ability to execute and curate a dedicated service model for each of their sites provides us with a unique advantage and allows us to provide them with a total cost of ownership benefit.

Additionally, our local presence as part of a national, and increasingly international, footprint, our ability to provide a consistent level of high-touch service, and our ancillary capabilities around manufacturing, quality control, and product knowledge, are attractive to these multi-site customers. We believe our advantage with these customers has only been strengthened as we have added other channels, such as Onsite, FMI, digital solutions, and resources to serve these customers' unique demands. As a result, in 2023, national accounts represented 60.3% of our consolidated sales, compared to 57.8% and 56.6% in 2022 and 2021, respectively. We believe sales to national accounts customers will continue to increase as a percentage of our total sales over time.

In an in-market location, we track our customers' business activity through 'active accounts', which is defined as any customer account with purchase activity of at least $100 per month. Customers often have more than one active account at a single in-market location, reflecting their utilization of different Fastenal services, and frequently have active accounts at many in-market locations across our global network. In 2023, we averaged 105,448 active accounts per month and approximately 99.4% of the sales in our in-market locations are derived from our active accounts (the remainder was from walk-in or infrequent, non-account, and small account customers). Traditionally, our in-market locations, particularly our traditional and international branches, prioritized acquiring additional active accounts and expanding the products and services sold to new and existing active accounts as a means of growing sales. Over time it became clear that the pursuit of smaller accounts consumed significant organizational energy and the large majority of new active accounts did not meaningfully increase in size. Further, the development of our web capabilities provided us with an alternative means of more efficiently servicing these smaller customers. Since 2020, our in-market locations have sought to shift our smallest customers to our web channel while shifting their selling focus to 'key accounts', which is defined as any customer account with purchase activity of at least $2,000 per month. Key account customers have typically been able to utilize a wider range of our products and services, and as a result have exhibited greater potential to increase in size while being more efficient to pursue and support. In 2023, we averaged 39,266 key accounts per month and approximately 92.4% of the sales in our in-market locations were derived from our key accounts.

	2023	2022	2021	2020	2019	2018	2017
Active Accounts	**105,448**	119,583	130,020	137,380	152,491	156,069	156,464
Key Accounts	**39,266**	39,151	36,190	33,794	34,621	32,895	30,040

During 2023, no single customer represented 5% or more of our consolidated net sales.

Direct marketing continues to be the backbone of our business through our local in-market selling personnel, as well as our non-branch selling personnel. We support our sales team with multi-channel marketing including direct mail and digital marketing, print and radio advertising, targeted campaigns, promotional flyers, and events. In recent years, our national advertising has been focused on a NASCAR® sponsorship through our partnership with Roush Fenway Keselowski Racing® as the primary sponsor of the No. 17 car in the NASCAR® Cup Series, driven by Chris Buescher. In 2020, our sports marketing efforts were extended when the National Hockey League (NHL®) awarded us as the preferred MRO supplier of the sport.

Seasonality

Seasonality has some impact on our sales. The first and fourth quarters of each year are typically our lowest volume periods, given their overlap with winter months in North America during which our direct and indirect sales to customers in the non-residential construction market typically slow due to inclement weather. The fourth quarter also tends to be more greatly affected by the Thanksgiving (October in Canada and November in the United States), Christmas, and New Year holiday periods, due to plant shut downs. In contrast, the second and third quarters of each year typically have higher revenues due to stronger non-residential construction activity and relatively fewer holidays (although Good Friday will sometimes fall in the second quarter and the 4th of July will always fall in the third quarter).

Competition

Our business is highly competitive and includes large national distributors whose strongest presence tends to be in more densely populated areas, and smaller regional or local distributors, which compete in many of the smaller markets in which we have branches. We believe the principal competitive factors affecting the markets for our products, in no particular order, are customer service, price, convenience, product availability, and cost saving solutions.

Market strategies in industrial distribution are varied. With respect to products, many of the larger distributors have trended toward a broad-line offering over time; however, they are often still closely associated with a specific product that can influence their ability to capture market share. This association with a specific product line is often even more pronounced among smaller competitors, though many smaller competitors do deploy a broad-line model. Means of serving the customer are even more diverse. For instance, many competitors maintain a local, branch-based presence in their markets, while others use vans to sell products in markets away from their main warehouses, while still others rely on catalogs or telemarketing sales. Recent years have seen the emergence of eCommerce solutions, such as websites, and while this channel has been embraced by many traditional distributors, it also has introduced non-traditional web-based competitors into the marketplace. The diversity of product and service models supported in the marketplace is a reflection of the equally diverse product and service needs of the customer base. The large majority of our customers utilize multiple channels, from a single distributor or a range of distributors, to procure the products they need in their operations.

We believe that better service, and a competitive selling advantage, can be provided by maintaining a physical selling and stocking presence closer to the customers' location(s). As a result, we maintain in-market locations in small, medium, and large markets, each offering a wide variety of products. The convenience of a large number of in-market locations in a given area, combined with our ability to provide them with frequent deliveries to such branches from centrally located distribution centers, facilitates the prompt and efficient distribution of products. We also believe our FMI solutions, supported by an in-market location, provide a unique way to provide our customers convenient access to products and cost saving solutions using a business model not easily replicated by our competitors. Having trained personnel at each in-market location also enhances our ability to compete (see 'Employees' below).

Our Onsite service model provides us with a strategic advantage with our larger customers. Building on our core business strategy of the local branch, the Onsite model provides value to our customers through customized service while giving us a competitive advantage through stronger relationships with those customers, all with a relatively low incremental investment given the existing branch and distribution structure.

Human Capital Resources

Employees

At the end of 2023, we employed 23,201 full- and part-time employees. Of these, approximately 71% held a selling role. We characterize these personnel as follows:

	2023	% of Total	2022	% of Total
Selling personnel [1]	16,512	71.2%	15,898	71.0%
Distribution/Transportation personnel	4,042	17.4%	3,974	17.8%
Manufacturing personnel	733	3.2%	733	3.3%
Organizational support personnel [2]	1,914	8.2%	1,781	8.0%
Total personnel	23,201	100.0%	22,386	100.0%

[1] Of our Selling Personnel, 80%-85% are attached to a specific in-market location.

[2] Organizational support personnel consists of: (1) Sales & Growth Driver Support personnel (approximately 35% of category), which includes sourcing, purchasing, supply chain, product development, etc.; (2) Information Technology personnel (35% to 40% of category); and (3) Administrative Support personnel (25% to 30% of category), which includes human resources, Fastenal School of Business, accounting and finance, senior management, etc.

Employee Profile

As of December 31, 2023, we had 23,201 employees worldwide, with 18,539 of those employees located in the United States (U.S.), 3,038 employees located in Canada and Mexico, and 1,624 employees located overseas in 24 other countries throughout the world.

Based on our EEO-1 data for 2023, in the U.S., females and minorities constitute 24.0% and 23.6% of our workforce, respectively. We believe these absolute figures gain further context when viewed against two additional data sets. First, over the past ten years there is a clear trend toward greater diversity in our business. Since 2013, our female and minority workforces have grown 2.2x and 3.8x faster, respectively, than our overall U.S. workforce. This trend reflects multiple dynamics in our business evolution, including the natural progression of our geographic expansion, the cycle of our promote-from-within philosophy, and efforts to improve hiring processes over time. Second, based on the U.S. Bureau of Labor Statistics data, we believe Fastenal's mix of female and minority employees is generally consistent with the proportion of females and minorities working in manufacturing and construction, which is representative of the pool of employees from which we might draw candidates. For instance, relative to the 24.0% of our U.S. workforce that is female, the proportion of females in the U.S. manufacturing and construction workforces are 29.5% and 10.8%, respectively. Similarly, relative to the 23.6% of our U.S. workforce that are minorities, the proportion of non-white (a definition utilized by the U.S. Census Bureau) individuals in the U.S. manufacturing and construction workforces are 21.6% and 12.5%, respectively.

Health and Safety

Employee health and safety continues to be a priority in every aspect of our business. We have taken a multi-faceted approach to safety that helps us understand and reduce hazards in our business. Today, our health and safety programs span all operations including manufacturing, distribution centers, fleet and auto, and our branch and Onsite network. These key business units play a dynamic role in defining how we engage with our employees on health and safety. Trainings, audits, inspections, risk assessments, safety coaching, and employee engagement are all programs that help us consistently manage our facility safety and employee safety. In 2023, there were over 214,000 completed health and safety engagements, which is an increase of 7% compared to 2022. Our internal scorecard system and safety management system ensures we maintain focus on a variety of risks while we sustain an inclusive safety environment that contributes to innovation and improved performance. We continue to expand and evolve our safety programs to better meet our employee needs and workplace conditions as our business grows.

This commitment to, and continuous improvement toward, a safer work environment for our employees has generated excellent results. A widely accepted measure of organizational health and safety is the Experience Modification Rate (EMR). An organization's EMR is established through the comparison of a company's past and expected losses incurred through workplace injury against industry averages, which are compiled by the National Council on Compensation Insurance and consider unique variables such as the size and characteristics of an organization. Industry averages are benchmarked at a 1.00 EMR, with a reduction in the rate being reflective of an organization's ability to implement superior safety procedures and protocols, resulting in a safer environment and reducing both personnel and financial risk. In 2023, Fastenal had an EMR of 0.49, which is 51% better than the average performance rate for our industry.

In 2023, we achieved third-party re-certification for the ISO 45001 Occupational Health and Safety Management System. This certification illustrates the strength of our health and safety programs, as well as our commitment to continual improvement to better support our growing workforce. As our business model continues to grow through our branch and Onsite network, our customer critical programs have evolved to mitigate risk and incidents, while meeting customer specific needs. This partnership with our customers allows us to collaborate and expand our health and safety programs to enhance our customers' workplace safety performance.

Employment and Compensation Philosophy

Fastenal's success is defined by our people. Our cultural values – *Ambition*, *Integrity*, *Innovation,* and *Teamwork* – are woven into the fabric of our human resources processes and protocols, and inform our employment and compensation philosophies.

Several principles underpin our employment philosophy. One principle is decentralization: placing employees close to our customers' operations and trusting these employees to independently make local decisions to provide differentiated local service. A second principle is that we are a passionately promote-from-within company, guided by a belief that if you work hard, make great decisions, learn from mistakes, and exemplify our cultural values, you should receive greater opportunity and responsibility. We believe these principles cultivate an entrepreneurial mindset and foster an environment of trust and empowerment.

As it relates to our compensation philosophy, we believe our combination and mix of base and bonus pay motivates our people to high levels of individual and company success, as the goals and objectives have been repeatedly demonstrated to be achievable with superior effort. We are guided by simple principles. First, compensation programs should be easy to understand, with goals and objectives that are clearly communicated and resources for success that are provided. They should be calculable by the employee and numbers-driven (e.g., not subjective). Second, total compensation should have a significant component that is based on how well the employee has grown their piece of the business and served our customers. Third, employees should receive incentives as soon as practical upon attainment of the goal.

Approximately 71% of our employees interface directly with customers on a daily or frequent basis, with the remainder supporting the selling efforts of our customer-facing employees. Typical pay arrangements provide a base amount paid periodically during the month, along with a major opportunity to earn bonus amounts, paid monthly, based on growth in sales, gross or pre-tax profit achieved, and prudent management of working capital. In certain roles, there may also be a portion of compensation based on contribution to attaining predetermined departmental or project and cost containment goals, most of which are focused on either customer service or better execution of company-wide activities.

Because we believe the growth in the company's stock value should be the reward for achieving long-term success consistent with being an owner, we have a stock option plan. In the case of certain foreign employees, we have a stock appreciation rights plan. All of our employees are eligible to receive stock option grants or stock appreciation rights.

We believe our combination of short- and long-term rewards and incentives has proven successful as reflected in our historic performance and levels of employee retention and turnover.

Our employees are not subject to any collective bargaining agreements, and we have experienced no work stoppages. We believe our employee relations are good.

Talent Acquisition and Development

Fastenal's values are integral to our employment process and serve as guideposts for leadership. The ultimate goal is straightforward: find great people, ask them to join, and give them a reason to stay. Reasons to stay include training, opportunity, and a welcoming environment. From a practical standpoint, this means that we attract a broad group of candidates and then hire the candidate who is the best match for the position based on their skills and abilities. In accordance with our decentralized leadership structure, we believe the person best suited to make this decision is the local leader trying to fill the opening. In light of our promote-from-within philosophy, we know we are hiring a potential future leader with every new hire.

Our Human Resources department develops efficient processes to expand our reach and pool of diverse talent while balancing the needs and requirements of data collection and storage. We have created a standardized framework for posting jobs and interviewing for positions, supplemented with training through the Fastenal School of Business (FSB). We have a Diversity and Compliance team that is heavily involved in developing this standardized framework, which ensures its integrity. Not only is this process followed for all new hires, we replicate the same procedures for any internal transfers and promotions.

The FSB (our internal corporate university program) develops and delivers a comprehensive array of industry and company-specific training and development programs that are offered to our employees. The programs are offered through a combination of classroom instructor-led training, virtual instructor-led training, and online learning. FSB provides core curricula focused on key competencies determined to be critical to the success of our employees' performance. In addition, we provide specialized educational tracks within various institutes of learning, as well as training plans based on roles within the company. These institutes of learning are advanced levels that provide specific concentrations of education and development and have been designed to focus on critical aspects of our business, such as leadership, effective best practices, sales and marketing, products, supply chain, and distribution.

Product Sourcing Endeavors

Sourcing from suppliers with good standing is the foundation of an ethical supply chain. We expect our suppliers to comply with all relevant regulations and applicable standards. Our teams conduct risk analysis for suppliers who want to do business with us and require them to provide additional supporting documentation affirming their ethics, quality, and reliability. This ensures they meet our standards in these areas and are complying with Fastenal's Global Supplier Purchase Order Terms & Conditions and Supplier Code of Conduct. Utilizing third-party tools and global databases, Fastenal actively monitors government sanctions, denied party listings, withhold release orders, export restriction updates, financial status, adverse media, and multiple other official exclusion lists that provide information on any known risk of any entities and locations with which Fastenal engages, and screens all business partners against those lists. Additionally, we monitor key areas of trade-related risk, including dual-use goods, trade cases, anti-dumping and counter-vailing cases, and other protectionist trade measures for all countries that products are traded in. As part of our comprehensive Supply Chain Security program, we also evaluate our suppliers' approach to labor to ensure that they are using appropriate, and appropriately compensated, employees and ensure upstream supply chain visibility on globally sourced products.

With a local and global supplier base, continuous monitoring and local representation is a necessity to ensure protocols are triggered when risk may be evident, ensuring a safeguard against poor and/or impaired quality and regulatory violations that may otherwise impact our reputation or ability to effectively operate in the marketplace. This is performed not only at the time of supplier vetting and onboarding, but for the life of the relationship with the supplier. This process promotes a supply chain that is supportive of Fastenal's Global Supplier Purchase Order Terms & Conditions and Supplier Code of Conduct. In the event of non-compliance or potential risk, we work with the supplier to correct the situation. If remediation efforts are not undertaken to ensure the supplier remains in compliance with Fastenal's standards and code of conduct, alternative sources of supply may be considered to ensure the integrity of our supply chain. Supply chain compliance representatives are placed in international corporate offices to ensure global coverage and governance, ensuring that no matter where a customers' operations may take them, Fastenal has the infrastructure, resources, and internal processes established to perform its supply chain governance obligations.

In 2023, approximately 29% of our total company-wide inventory spend was with small and/or diverse businesses. This flows from our Supplier Diversity program, as part of which we are committed to building supply chain relationships with small businesses and businesses with diverse ownership including women, minorities, veterans, and lesbian, gay, bisexual, and transgender (LGBT) owned Certified LGBT Business Enterprise® Suppliers.

Available Information

Our Internet address for corporate and investor information is www.fastenal.com. The information contained on our website or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on or through our website at www.fastenal.com as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our business. Our operating results depend upon many factors and are subject to various risks and uncertainties. The material risks and uncertainties known to us which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

Company-Specific Risks

Operational Risks

Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers. Some of our customers operate in challenging industries in which there is a material risk of catastrophic events. We are actively seeking to expand our sales to certain categories of customers, some of whose businesses may entail heightened levels of such risk. If any of these events are linked to the use of any of our products by our customers, claims could be brought against us by those customers, by governmental authorities, and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. While we maintain insurance coverage to mitigate a portion of this risk and may have recourse against our suppliers for losses arising out of defects in products procured from them, we could experience significant losses as a result of claims made against us to the extent adequate insurance is not in place, the products are manufactured by us or legal recourse against our suppliers is otherwise not available, or our insurers or suppliers are unwilling or unable to satisfy their obligations to us.

Interruptions in the proper functioning of information systems or the inability to maintain or upgrade our information systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and result in less efficient operations. The proper functioning of our information systems is critical to many aspects of our business and we could be adversely affected if we experience a disruption or data loss relating to our information systems and are unable to recover in a timely manner. Our information systems are protected with robust backup systems and processes, including physical and software safeguards and remote processing capabilities. Still, information systems are vulnerable to natural disasters, power losses, unauthorized access, cybersecurity incidents, telecommunication failures, and other problems. In addition, certain software used by us is licensed from, and certain services related to our information systems are provided by, third parties who could choose to discontinue their products or services or their relationship with us. It is also possible that we are unable to improve, upgrade, maintain, and expand our information systems. Our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of company and customer data, as well as the success of our growth drivers, is dependent in varying degrees on the effective and timely operation and support of our information technology systems. If critical information systems fail or these systems or related software or services are otherwise unavailable, if we experience extended delays or unexpected expenses in securing, developing, and otherwise implementing technology solutions to support our growth and operations, or if certain insurance coverages are limited in their capabilities or affordability, it could adversely affect our profitability and/or ability to grow.

The ability to adequately protect our intellectual property or successfully defend against infringement claims by others may have an adverse impact on operations. Additionally, our business relies on the use, validity, and continued protection of certain proprietary information and intellectual property, which include current and future patents, trade secrets, trademarks, service marks, copyrights, and confidentiality agreements, as well as license and sublicense agreements to use intellectual property owned by affiliated entities or third parties. Unauthorized use of our intellectual property by others could result in harm to various aspects of the business and may result in costly and protracted litigation in order to protect our rights. In addition, we may be subject to claims that we have infringed on the intellectual property rights of others, which could subject us to liability, require us to obtain licenses to use those rights at significant cost, or otherwise cause us to modify our operations.

Cyber security incidents, or violations of data privacy laws and regulations, could cause us to experience certain operational interruptions, incur substantial additional costs, become subject to legal or regulatory proceedings, or suffer damage to our reputation in the marketplace. The nature of our business requires us to receive, retain, and transmit certain personally identifying information that our customers provide to purchase products or services, register on our websites, or otherwise communicate and interact with us. While we have taken and continue to undertake significant steps to protect our customer and confidential information, a compromise of our data security systems or those of businesses with which we interact with could result in information related to our customers or business being obtained by unauthorized persons. We develop and update processes and maintain systems in an effort to try to prevent such unauthorized access, and have established and maintained disclosure controls and procedures that would permit us to make accurate and timely disclosures of any material event, including any cyber security event. The development and maintenance of these processes and systems are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Consequently, despite our efforts, the possibility of cyber security incidents cannot be eliminated entirely. There can be no assurance that we will not experience a cyber security incident that may materially impact our business. While we also seek to obtain assurances that third parties we interact with will protect confidential information, there is a risk the confidentiality of data held or accessed by third parties may be compromised. If a compromise of our data security were to occur, it could interrupt our operations, subject us to additional legal, regulatory, and operating costs, and damage our reputation in the marketplace. In addition, regulatory authorities have increased their focus on how companies collect, process, use, store, share, and transmit personal data. New privacy security laws and regulations, including the European Union General Data Protection Regulation 2016, the California Consumer Protection Act, and other similar privacy laws, pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in significant penalties.

Our ability to successfully attract, develop, and retain qualified personnel to staff our selling locations could impact labor costs, sales at existing selling locations, and the successful execution of our growth drivers. Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including inside and outside branch associates, Onsite managers, national account sales representatives, and logistical and administrative support personnel, who understand and appreciate our culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the industry is high, particularly for less tenured employees. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and product knowledge, our sales could be materially and adversely affected. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may also delay the planned expansion of our various selling channels.

Changes in customer or product mix, downward pressure on sales prices, and changes in volume or timing of orders have caused and could continue to cause our gross profit percentage to fluctuate or decline in the future. Changes in our customer and product mix have caused our gross profit percentage to decline and could cause our gross profit percentage to further fluctuate or decline. For example, we have experienced a sustained increase in the proportion of our sales attributable to both non-fastener products and national accounts and Onsite customers. Non-fastener products typically have a lower gross profit percentage than fasteners because in many cases non-fastener products are less technical, have shorter supply chains, and are easier to transport. Similarly, national accounts and Onsite customers typically have a lower gross profit percentage than smaller customers by virtue of their scale, available business, and broader offering of products which typically have lower gross profit percentages. Whether and to what extent this adverse mix impact will result in a decline of our gross profit percentage in any given year will depend on the extent to which they are offset by positive impacts to gross profit percentage during such year. Setting aside the circumstances of any given year or period, however, customer and product mix have contributed to the decline of our gross profit percentage over time and, based on the anticipated sources of our future growth, will likely continue to reduce our gross profit percentage into the foreseeable future. There are other variables that could cause our gross profit percentage to decline, including downward pressure on sales prices due to deflation, increases in overseas freight charges, the inability of freight revenue to leverage the expenses associated with our captive trucking fleet, pressure from customers to reduce costs, or increased competition. We could experience reductions in the volume of purchases we make from our suppliers, which could reduce supplier volume allowances. We may not be able to pass higher product costs along to customers if those customers have ready product or supplier alternatives in the marketplace. We experienced a number of these variables in 2023. A softer manufacturing economy caused relative weakness in our more cyclical and higher gross margin fastener product line versus our non-fastener product lines. Similarly, we continued to execute initiatives aimed at accelerating key account penetration, which resulted in relative growth in our lower gross margin national account and Onsite customers. The combination of these two events produced pressure on our product gross profit percentage in 2023 from product and customer mix.

Our operating and administrative expenses could grow more rapidly than net sales which could result in failure to achieve our goals related to leveraging revenue growth into higher net earnings. Over time, we have generally experienced an increase in our operating and administrative expenses, including costs related to payroll, occupancy, freight, and information technology, among others, as our net sales have grown. However, historically, a portion of these expenses has not increased at the same rates as net sales, allowing us to leverage our growth and sustain or expand our operating profit margins. There are various scenarios where we may not be able to continue to achieve this leverage as we have been able to do in the past. For instance, it is typical that when demand declines, most commonly from cyclical or general market factors (though it could be due to customer losses or some other company-specific event), our operating and administrative expenses do not fall as quickly as net sales. It is also possible that in the future we will elect to make investments in operating and administrative expenses that would result in costs growing faster than net sales. In addition, market variables, which include but are not exclusive of labor rates, energy costs, legal costs, and health care costs, could move in such a way as to cause us to not be able to manage our operating and administrative expenses so as to leverage our revenue growth into higher net earnings. Should any of these scenarios, or a combination of them, occur in the future, it is possible that our operating and pre-tax profit margins could decline even if we are able to grow revenue.

Failure to maintain an effective system of internal controls over business processes and/or financial reporting could materially impact our business and results. Company management is responsible for establishing and maintaining effective internal controls designed to provide reasonable assurance regarding the achievement of objectives relating to operations, reporting, and compliance. Any system of internal controls, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a system of controls must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all systems of internal controls, internal controls over business processes and financial reporting may not prevent or detect fraud or misstatements. Any failure to maintain an effective system of internal controls over business processes and financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud, and could expose us to litigation, economic loss, or adversely affect the market price of our common stock.

Our competitive advantage in FMI solutions, which includes industrial vending (FASTVend) and bin stock (FASTStock and FASTBin) tools could be eliminated and, in the case of FASTVend and FASTBin, the loss of key suppliers of equipment and services could be impactful and result in failure to deploy devices. Certain circumstances could lead to a short-term inability to promote and/or install our FMI solutions. We believe we have a competitive advantage in industrial vending and bin stock due to our hardware and software, our local presence (allowing us to service devices and bins more rapidly and with less burden on our customers), our depth of products that lend themselves to being dispensed through industrial vending devices or bin stocks, and, particularly in North America, our distribution strength. These advantages have developed over time; however, other competitors could respond to our expanding industrial vending and bin stock position with highly competitive platforms of their own. Such competition could negatively impact our ability to expand our industrial vending and bin stock tools or negatively impact the economics of that business. In addition, we currently rely on a limited number of suppliers for our vending devices, RFID technology, and IR technology used in our FASTVend and FASTBin platforms. While devices, software, and services can be obtained from other sources, loss of our current suppliers could be disruptive and could result in our failure to meet short- or long-term goals related to the numbers of FASTVend and FASTBin devices we are able to deploy. Certain circumstances may reduce short-term customer receptivity to adopting our FMI services. For instance, during periods of dramatic change in economic activity, some customers may prioritize managing existing operations over adopting new technologies until business circumstances change.

Our inability to attract or transition key executive officers may divert the attention of other members of our senior leadership and adversely impact our existing operations. Our success depends on the efforts and abilities of our key executive officers and senior leadership. In the event of voluntary or involuntary vacancies in our executive team in the future, the extent to which there is disruption in the oversight and/or leadership of our business will depend on our ability to either transition internal, talented individuals or recruit suitable replacements to serve in these roles. In addition, difficulties in smoothly implementing any transition to new members of our executive team, or recruiting suitable replacements, could divert the attention of other members of our senior leadership team from our existing operations.

Failure to implement an effective Environmental, Social, and Governance (ESG) strategy could result in financial losses or impair our corporate reputation. Customers, suppliers, employees, community partners, shareholders, and regulatory agencies are increasingly scrutinizing our ESG disclosures and practices and factoring the social impact of our policies and practices into whether and how they engage with us. Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the availability and cost of low- or non-carbon-based energy sources;
- the evolving regulatory requirements affecting ESG standards or disclosures;
- increases in reporting and operating regulations around ESG may result in higher operating expenses and/or capital expenditures that could reduce our profitability and/or cash flow;
- the availability of suppliers that can meet sustainability, diversity, and other ESG standards that we may set;
- the availability of effective and acceptable emission offset technologies or strategies in the event such tools will be necessary to achieve overall emission reduction and mitigation goals; and
- our ability to recruit, develop, and retain diverse talent in our labor markets.

An actual or perceived inability to satisfactorily address the concerns and disclosure expectations of our stakeholders could adversely affect our corporate reputation, image, identity, brand equity, and status, which could hurt our ability to retain and acquire customers and employees, lead to penalties for non-compliance, and/or negatively impact the price performance of our common stock.

We may be unable to meet our goals regarding the growth drivers of our business. Our sales growth is dependent primarily on our ability to attract new customers and increase our activity with existing customers within North America and abroad. In recent years, we have increased the resources devoted to developing a multi-dimensional, differentiated service offering, including our Digital Footprint (which incorporates our FMI and e-procurement capabilities), Onsites, national accounts, international capabilities, and process and consumption analytics. While we have taken steps to build momentum in the growth drivers of our business, we cannot assure you those steps will lead to sales growth. Failure to achieve any of our goals regarding our Digital Footprint, Onsites, national accounts, international capabilities, analytics, or other growth drivers could negatively impact our long-term sales and profit growth. In addition, failure to identify appropriate targets for the growth drivers of our business or failure to persuade the appropriate targets to adopt these offerings once identified may adversely impact our internally developed and/or externally communicated deployment objectives.

The ability to identify new products and product lines, and integrate them into our selling efforts and distribution network, may impact our ability to compete, our ability to generate additional sales, and our profit margins. Our success depends in part on our ability to develop product expertise at our selling locations and through our specialist roles and identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our selling locations and distribution network could impact sales and profit margins.

The ability to adequately protect our reputation may have an adverse impact on operations and profitability. The Fastenal name is valuable to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brand will depend largely on our ability to provide high quality products, deliver consistent services, and improve our customer's business operations. Further, information on our company, including our products and services, can be more easily accessed and more quickly disseminated through traditional and social media and digital channels. Should we fail to deliver a positive customer experience or should our public image be tarnished by negative publicity, whether or not based in fact, it could jeopardize our reputation and discourage customers from purchasing our products and services, which in turn could adversely affect our ability to grow our revenues and profitability.

We may not be able to compete effectively against traditional or non-traditional competitors, which could cause us to lose market share or erode our gross and/or operating income profit and/or percentage. The industrial, construction, and maintenance supply industry, although slowly consolidating, still remains a large, fragmented, and highly competitive industry. Our current or future competitors may include companies with similar or greater market presence, name recognition, and financial, marketing, technological, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, technological advancements, and services. Increased competition from brick-and-mortar retailers could cause us to lose market share, reduce our prices, or increase our spending. Similarly, the emergence of online retailers, whether as extensions of our traditional competition or in the form of major, non-traditional competitors, could result in easier and quicker price discovery and the adoption of aggressive pricing strategies and sales methods. These pressures could have the effect of eroding our gross and/or operating income profit and/or percentage over time.

We may not be successful in integrating acquisitions and achieving intended benefits and synergies. Historically, the vast majority of our growth has been organic. However, we have completed several acquisitions over the last decade and expect to continue to pursue strategic acquisitions that we believe will either expand or complement our business in new or existing markets or further enhance the value and offerings we are able to provide to our existing or future potential customers. Acquisitions involve numerous risks and challenges, including, among others, a risk of potential loss of key employees of an acquired business, inability to achieve identified operating and financial synergies anticipated to result from an acquisition, diversion of our capital and our management's attention from other business issues, and risks related to the integration of the acquired business including unanticipated changes in our business, our industry, or general economic conditions that affect the assumptions underlying the acquisition. Any one or more of these factors could cause us to not realize the benefits anticipated to result from the acquisitions.

Equity Risks

Our stock price will fluctuate, and at times these fluctuations may be volatile. The prices of markets and individual equities tend to fluctuate. These fluctuations commonly reflect events, many of which may be fully or partially outside of our control, that may change investor's perception of our future earnings growth prospects, including changes in economic conditions, ability to execute business strategy, the impacts of public policy, investor sentiment, competitive dynamics, and many other factors. While the sources of stock price fluctuation can be common across companies, the magnitude of these fluctuations can vary for different companies. This is commonly measured by beta, which is an individual stock's volatility in relation to the overall market. Our stock price has traditionally had a high beta value, which means fluctuations in the price of our shares will often be sharper than what is experienced by broader market indices. We can provide no assurance that the above-average historical volatility of our stock versus the broader market will moderate. Volatility in our stock price could also result in the filing of securities class action litigation, which could result in substantial costs and the diversion of our management's time, attention, and resources.

There can be no assurance that our stock price will continue to reflect the current multiple of earnings over time. Stock prices, including ours, are commonly thought to be a function of earnings compounded by a multiple. This is often referred to as a price-to-earnings (P/E) ratio, although other forms of multiples are often utilized by investors to value our company's shares. Historically, investors have given our earnings a higher multiple, or premium, than is typical of the broader industrial sector with which we are typically associated. We believe we have earned this premium by virtue of a long history of superior growth, profitability, and returns. However, to the extent that we fail to successfully execute our growth strategies and/or poorly navigate the risks that surround our business, including those described throughout this section, or to the extent our industry (industrial distribution, or industrial stocks in general) loses favor in the marketplace, there can be no assurance that investors will continue to afford a premium multiple to our earnings which could adversely affect our stock price.

We cannot provide any guaranty of future dividend payments or that we will continue to purchase shares of our common stock pursuant to our share purchase program. Although our board of directors has historically authorized the payment of quarterly cash dividends on our common stock and indicated an intention to do so in the future, there are no assurances that we will continue to pay dividends in the future or continue to increase dividends at historic rates. In addition, although our board of directors has authorized share purchase programs and we purchased shares in 2022, 2020, and prior years through these programs, we may discontinue doing so at any time. Any decision to continue to pay quarterly dividends on our common stock, to increase those dividends, or to purchase our common stock in the future will be based upon our financial condition and results of operations, the price of our common stock, credit conditions, and such other factors as are deemed relevant by our board of directors.

General Economic and Operating Risks

Operational Risks

A downturn in the economy or in the principal markets served by us and other factors may affect customer spending, which could harm our operating results. In general, our sales are the result of planned and unplanned customer spending on products used in production of final goods, infrastructure construction, and/or the maintenance of facilities. This spending is affected by many factors, including, among others:

- general business conditions;
- business conditions in our principal markets;
- changes in the value of local currencies relative to our functional currency, the United States dollar,
- interest rates;
- increases (inflation) or decreases (deflation) in the cost of products from our vendors, transportation services, energy and fuel prices, and electrical power rates;
- liquidity in credit markets;
- taxation;
- government regulations and actions;
- the impact on customer demand or availability of goods and services based on labor shortages or work stoppages;
- unemployment trends;
- terrorist attacks and acts of war;
- impact of higher sustained global temperatures (global warming);
- acts of God, which may include, but are not limited to, weather events, earthquakes, pandemics, etc.; and
- other matters that influence customer confidence and spending.

A downturn in either the national or local economies where we operate, or in the principal markets served by us, or changes in any of the other factors described above, could negatively impact sales at our in-market locations, sales through our other selling channels, and the level of profitability of those in-market locations and other selling channels. The primary variable affecting our results in 2023 was a softening in manufacturing sector business conditions.

Products manufactured in foreign countries may cease to be available, which could adversely affect our inventory levels and operating results. We obtain certain of our products, and our suppliers obtain certain of their products, from China, Taiwan, South Korea, and other foreign countries. Our suppliers could discontinue or experience disruption in selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or our suppliers' control, including foreign government regulations, domestic government regulations, disruption in trade relationships and agreements, political unrest, war, disease, labor availability, or changes in local economic conditions. Additionally, the shipment of goods from foreign countries could be delayed by container shipping companies encountering financial, capacity, or other difficulties. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier or shipper who is unwilling or unable to satisfy our requirements with another supplier or shipper providing products and services of comparable quality and utility.

Trade policies could make sourcing product from overseas more difficult and/or more costly, and could adversely impact our gross and/or operating profit percentage. We source a significant amount of the products we sell from outside of North America, primarily Asia. We have made significant structural investments over time to be able to source both directly from Asia through our wholly-owned, Asia-based subsidiary, FASTCO Trading Co., Ltd. and indirectly from suppliers that procure product from international sources. This was initially necessary due to the absence of significant domestic fastener production, but over time we have expanded our non-fastener sourcing as well, and at this time it may be difficult to adjust our sourcing in the short term. In light of this, changes in trade policies could affect our sourcing operations, our ability to secure sufficient product to serve our customers and/or impact the cost or price of our products, with potentially adverse impacts on our gross and operating profit percentages and financial results. China represents a significant source of product for North America. In addition, we move and source products within North America. Any trading disruption (tariffs, product restrictions, etc.) between Canada, the United States, and Mexico, or disruption in their respective trading relationships with other nations can adversely impact our business. There can be no assurances that these disruptions will not continue or increase in the future, with the previously mentioned countries or additional countries with which we do business. The degree to which these changes in the global marketplace affect our financial results will be influenced by the specific details of the changes in trade policies, their timing and duration, and our effectiveness in deploying tools to address these issues.

Changes in energy costs and the cost of raw materials used in our products could impact our net sales, cost of sales, gross profit percentage, distribution expenses, and occupancy expenses, which may result in lower operating income. Our suppliers can experience significant fluctuation over time in the cost of raw materials (e.g., steel, plastic, etc.) used to produce their products. They can also experience significant fluctuation in the cost of energy consumed in their production processes and in the cost of fuel consumed to transport their products. These suppliers typically look to pass their increased costs along to us through price increases. We also consume energy and fuel in our own operations, and can experience direct and significant fluctuation in our own costs. Increases in the cost of fuel or raw materials could be damaging to us, decreases in those costs, particularly if severe, could also adversely impact us by creating deflation in selling prices, which could cause our gross profit to decline, or by negatively impacting customers in certain industries, which could cause our sales to those customers to decline. Failure to fully pass any such increased prices and costs through to our customers or to modify our activities to mitigate the impact would have an adverse effect on our operating income.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase the cost of purchasing products and impact our foreign sales. Given that we were founded and remain based in the United States and that we are publicly traded in the United States, we report our results based on the United States dollar. Because the functional currency related to most of our non-United States operations is the applicable local currency, we are exposed to foreign currency exchange rate risk arising from transactions in the normal course of business. Fluctuations in the relative strength of foreign economies and their related currencies could adversely impact our ability to procure products at competitive prices and our foreign sales. Historically, our primary exchange rate exposure has been with the Canadian dollar as our Mexican activities are primarily conducted in United States dollars and our non-North American operations are relatively small in scale. There can be no assurance that currency exchange rate fluctuations with the Canadian dollar and other foreign currencies will not adversely affect our results of operations, financial condition, and cash flows. While the use of currency hedging instruments may provide us with protection from adverse fluctuations in currency exchange rates, we are not currently using these instruments and we have not historically hedged this exposure. If we decide to do so in the future, we could potentially forego the benefits that might result from favorable fluctuations in currency exchange rates.

Our current estimates of total market potential as well as the market potential of our business strategies could be incorrect. We believe we have a significant opportunity for growth based on our belief that North American market demand for the products we sell is estimated to exceed $140 billion. This figure is not derived from an independent organization or data source that aggregates and publishes widely agreed-upon demand and market share statistics. Instead, we have identified this figure based on our own experience in the marketplace for our products and by evaluating estimates from other sources. If we have overestimated the size of our market, and in doing so, underestimated our current share of it, the size of our opportunity for growth may not be as significant as we currently believe. Similarly, we have provided estimates of the opportunities we have with some of our specific growth strategies, such as FMI solutions and Onsite locations. Within North America, we believe the potential market opportunity for industrial vending is approximately 1.7 million devices and we have identified over 12,000 customer locations with the potential to implement our Onsite service model within our traditional manufacturing and construction customer base. We have identified additional markets, such as government, healthcare, and academia, and geographies into which we can sell our FMI solutions, which would increase the number of identified potential FMI solutions or Onsite locations. However, our presence in emerging markets and geographies is not as established as is the case in our traditional markets and geographies, which could extend the sales cycle. As is the case for total market size, we use our own experience and data to arrive at the size of these potential opportunities and not independent sources. These estimates are based on our business model today, and the introduction or expansion of other business strategies could cause them to change. In addition, the market potential of a particular business strategy may vary from expectations due to a change in the marketplace (such as changes in customer concentration or needs), a change in the nature of that business strategy, or weaker than anticipated acceptance by customers of that business strategy. We cannot guarantee that our market potential estimates are accurate or that we will ultimately decide to expand our industrial vending or Onsite service models as we anticipate to reach the full market opportunity.

The industrial, construction, and maintenance supply industry is consolidating, which could cause it to become more competitive and could negatively impact our market share, gross profit, and operating income. The industrial, construction, and maintenance supply industry in North America is consolidating, reflecting two factors. First, our customer's needs are evolving to reflect a greater awareness of the total cost and risk of fulfillment and their need to have consistent sources of supply at multiple locations, including outside of North America. Second, providing these capabilities to our customers requires increasing investment in hardware, software, and analytic capabilities that require a certain degree of scale to support. While we believe that in a fragmented market such as exists for industrial supplies these emerging trends favor large distributors such as Fastenal, as the industry consolidates into fewer and larger competitors it may become more difficult to differentiate our product and service offering from that of our competitors. We also continue to see consolidation among our suppliers. This trend could result in fewer and larger suppliers, with greater channel power and negotiating leverage. There can be no assurance we will be able in the future to take effective advantage of the trend toward consolidation within our industry or among our suppliers. In either or both cases, the trend toward consolidation could make it more difficult for us to maintain our growth and/ or gross and operating profit. Furthermore, as our industrial customers face increased foreign competition, and potentially lose business to foreign competitors, or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share.

The occurrence of a widespread public health crisis could have a material adverse effect on our business, results of operations, and financial condition. A public health crisis, if sufficiently widespread as to affect economic activity, could negatively impact our business. Mitigation efforts and prescriptions may be facilitated by regulatory authorities, which could limit our flexibility to pursue alternative, potentially more favorable, means of limiting these negative impacts. The effects on our business efforts to mitigate the effects of the crisis may include a reduction in demand, inefficiencies due to workplace accommodations, reduced availability of personnel, supply chain disruption, or constraints on product availability, among other difficulties. In any such event, the severity, duration, and extent of the crisis can be difficult to predict, which can make it difficult to anticipate the magnitude and length of the impact on our sales, profits, and/or cash flow. It can also be difficult to anticipate what the effect on business conditions will be as the impacts of any public health crisis fades and mitigating policies are reversed.

Inclement weather and other disruptions to the transportation network could adversely impact our distribution system and demand for our products. Our ability to provide efficient distribution of core business products to our branch network is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. In addition, severe weather conditions could adversely affect demand for our products in particularly hard hit regions.

Legal, Regulatory, and Compliance Risks

Our business is subject to a wide array of operating laws and regulations in every jurisdiction where we operate. Compliance with these laws and regulations increases the cost of doing business and failure to comply could result in the imposition of fines or penalties, damage to our reputation, or the termination of contracts. We are subject to a variety of laws and regulations including without limitation import and export requirements, anti-bribery and corruption laws, product compliance laws, environmental laws, foreign exchange controls and cash repatriation restrictions, advertising regulations, data privacy (including in the U.S., the California Consumer Privacy Act, and in the European Union, the General Data Protection Regulation 2016, with interpretations varying from state to state and country to country) and cyber security requirements (including protection of information and incident responses), regulations on suppliers regarding the sources of supplies or products, labor and employment laws, and anti-competition regulations. In addition, as a supplier to federal, state, and local government agencies, we must comply with certain laws and regulations relating specifically to the formation, administration, and performance of our governmental contracts. We are also subject to governmental audits and inquiries in the normal course of business. Ongoing audit activity and changes to the legal and regulatory environments could increase the cost of doing business, and such costs may increase in the future as a result of changes in these laws and regulations or in their interpretation. While we have implemented policies and procedures designed to facilitate compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations, or our policies. Any such violations could result in the imposition of fines and penalties, damage to our reputation, and, in the case of laws and regulations relating specifically to governmental contracts, the loss of those contracts.

Tax laws and regulations require compliance efforts that can increase our cost of doing business and changes to these laws and regulations could impact financial results. We are subject to a variety of tax laws and regulation in the jurisdictions in which we operate. Maintaining compliance with these laws can increase our cost of doing business and failure to comply could result in audits or the imposition of fines or penalties. Further, our future effective tax rates in any of these jurisdictions could be affected, positively or negatively, by changing tax priorities, changes in statutory rates, and/or changes in tax laws or the interpretation thereof. In 2022, the Inflation Reduction Act was passed which contained tax-related provisions. We did not experience, and do not anticipate experiencing in the near future, any meaningful impact to our tax rates from the legislation.

Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition. U.S. generally accepted accounting principles (GAAP) and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as asset impairment, inventories, lease obligations, self-insurance, vendor allowances, tax matters, business combinations, and legal matters, are complex and involve many subjective assumptions, estimates, and judgments. Changes in accounting standards or their interpretation or changes in underlying assumptions, estimates or judgments, could significantly change our reported or expected financial performance or financial condition. The implementation of new accounting standards could also require certain systems, internal process, internal control, and other changes that could increase our operating costs.

We are subject to litigation risk due to the nature of our business, which may have a material adverse effect on our business. From time to time, we are involved in lawsuits or other legal proceedings that arise from business transactions or the operation of our business. Due to the nature of our business, these proceedings may, for example, relate to product liability claims, commercial disputes, suits arising from our trucking operations, or employment matters. In addition, we could face claims over other matters, such as claims arising from our status as a government contractor, intellectual property matters, or corporate or securities law matters. The defense and ultimate outcome of lawsuits or other legal proceedings may result in higher operating expenses, which could have a material adverse effect on our business, financial condition or results of operations.

Credit and Liquidity Risks

Tight credit markets could impact our ability to obtain financing on reasonable terms or increase the cost of existing or future financing and interest rate fluctuations could adversely impact our results. As of December 31, 2023, we had $260.0 of outstanding debt obligations, all in the form of senior unsecured promissory notes issued under our master note agreement (the Master Note Agreement). The notes issued under our Master Note Agreement carry a fixed interest rate and consist of five series and are described in further detail in Note 9 of the Notes to Consolidated Financial Statements in this Form 10-K. We also have borrowing capacity under our revolving credit facility (the Credit Facility) of $835.0, but no loans were outstanding as of December 31, 2023. Loans under the Credit Facility generally bear interest at a rate per annum equal to Daily Simple Secured Overnight Financing Rate (SOFR), the rate on which may vary daily, and mature on September 28, 2027.

We currently have the capacity under our Credit Facility and Master Note Agreement to increase borrowings in the future to finance stock purchases, dividends, capital expenditures, working capital additions, acquisitions, or other investments. Should we seek to increase our borrowings during periods of volatility and disruption in the United States credit markets, financing may become more costly and more difficult to obtain. This was not a material consideration in 2023. The cost of servicing any existing balances on our Credit Facility could increase if interest rates increase due to the SOFR-based interest rate provided for under our Credit Facility.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have established processes and procedures for ensuring the confidentiality, integrity, and availability of data. These processes are in place to assess, identify, and manage material risks from cybersecurity threats. Annual risk assessments are performed and incorporated as part of our Enterprise Risk Management (ERM) organizational process, which is overseen by our Board of Directors (the Board) and the Audit Committee, along with Executive Leadership. Our information security management system (ISMS) program is aligned to ISO 27001, which is an international standard to manage information security. ISO 27001 is published by the International Organization for Standardization (ISO), the world's largest developer of voluntary standards, and the International Electrotechnical Commission (IEC).

Our information technology (IT) security department, led by our Senior Vice President (SVP) IT Infrastructure & Security, is tasked with monitoring cybersecurity and operational risks related to information security and system disruption. The team employs measures designed to protect against, detect, and respond to cybersecurity threats, and has implemented processes and procedures aligned with our information security management system to support and promote resilient programs. This includes:

- Enterprise security framework and cyber security standards;
- Cyber security awareness and training plans;
- Security assessments and monitoring;
- Restricted physical access to critical areas, servers, and network equipment;
- Incident response, crisis management, business continuity, and disaster recovery plans; and
- Third-party IT vendor risk management process to identify, assess, and manage risks presented by our IT vendors and business partners.

Our IT security department maintains a playbook to respond to potential cybersecurity threats. We conduct tabletop exercises for tactical response readiness, perform regular security scans of our environment both from an external and internal perspective, as well as work with a qualified third-party vendor to perform penetration tests of our environment. Any identified risks are included in our overall risk management program, and internal and external auditors validate our IT controls on a regular basis.

We conduct organization-wide cybersecurity training and compliance exercises in connection with our information security program. This training consists of educational material and compliance testing administered to all of our employees, which is tracked and recorded throughout the year. Results and progress are shared with Executive Leadership, the Audit Committee, and the Board. Employee phishing tests are conducted on a regular basis. Employees who do not follow protocol are redirected for additional training.

We have implemented an IT vendor risk management policy that provides guidance in managing risks associated with IT vendors and business partners. We have also established a third-party risk management program and conduct pre-onboarding security assessments and annual re-assessments of our service providers to collect, track, and manage third-party security controls based upon the risk presented to the business. Any issues identified during assessment are tracked through to remediation.

Governance

Our Board of Directors and Audit Committee are actively engaged in the oversight of our risk management, including cybersecurity risk. The Audit Committee receives quarterly reports on information security from our SVP IT Infrastructure & Security. Additionally, Executive Leadership is briefed on information security at least quarterly by members of our IT security, compliance, governance, and audit teams. The Audit Committee of the Board is responsible for overseeing our risk exposure to information security, cybersecurity, and data protection, as well as the steps management has taken to monitor and control such exposures.

Our IT security department, which assesses and manages our risks from cybersecurity threats, is led by our SVP IT Infrastructure & Security, who reports to our Senior EVP IT. Additional oversight for assessing and managing cybersecurity risk include Executive sponsors, Information Technology, Human Resources, IT Governance Risk and Compliance, Internal Audit, and Legal, as well as members of our Information Security Risk Council, IT Risk Committee, and Enterprise Risk Management teams.

We have in place an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents. The Information Security Risk Council, Executive Leadership, the Audit Committee, and the Board are notified of any material cybersecurity incidents through an established escalation process. Additionally, we maintain a qualified third-party vendor relationship which is available to the team for on-demand incident response and investigation, as needed.

The IT security department team members have degrees applicable to cybersecurity, including Bachelors in Information Systems, Computer Science, Management Information Systems and/or Masters in Cybersecurity, and hold professional certifications, including Certified Information Systems Security Professional, Offensive Security Certified Professional, Global Information Assurance Certification (GIAC) Defensible Security Architecture, GIAC Forensic Examiner, GIAC Incident Handling, and GIAC Open Source Intelligence. Our SVP IT Infrastructure & Security holds a Cybersecurity and Privacy Law Certificate from Mitchell Hamline School of Law, and has 28 years of experience in systems, network, and database administration. Additionally, our Senior IT security department manager is an Offensive Security Certified Professional, and holds GIAC Security Leadership (GSLC), with over 25 years of experience in network performance, availability, and protection.

Impact of Cybersecurity Threats

There have been no previous cybersecurity incidents which have materially affected us to date, including our business strategy, results of operations or financial condition. However, any future potential risks from cybersecurity threats, including but not limited to exploitation of vulnerabilities, ransomware, denial of service, supply chain attacks, or other similar threats may materially affect us, including our execution of business strategy, reputation, results of operations and/or financial condition.

ITEM 2.   PROPERTIES

Note – Information in this section is as of December 31, 2023, unless otherwise noted.

We own, and in some cases, lease, the following facilities, excluding selling locations:

Location	Purpose	Leased	Tote Locations (ASRS)[1]	Approximate Square Feet
Winona, Minnesota	Distribution center and home office		246,000	331,000
Indianapolis, Indiana	Distribution center		547,000 [2]	1,078,000
Akron, Ohio	Distribution center		103,000	188,000
Scranton, Pennsylvania	Distribution center		104,000	187,000
Denton, Texas	Distribution center[3]		41,000 [4]	263,000
Atlanta, Georgia	Distribution center		77,000	252,000
Seattle, Washington	Distribution center		140,000	238,000
Modesto, California	Distribution center and manufacturing facility		69,000	328,000
Salt Lake City, Utah	Distribution center and packaging facility (three buildings)[5]	X	—	153,000
High Point, North Carolina	Distribution center (two buildings)[6]		132,000	829,000
Kansas City, Kansas	Distribution center		170,000	462,000
Jackson, Mississippi	Distribution center		—	271,000
Kitchener, Ontario, Canada	Distribution center		128,000	242,000
Edmonton, Alberta, Canada	Distribution center	X	—	38,000
Apodaca, Nuevo Leon, Mexico	Distribution center	X	—	46,000
Dordrecht, Netherlands	Distribution center	X	—	39,000
Saint Helens, United Kingdom	Distribution center	X	—	14,000
Shanghai, China	Local re-distribution center	X	—	12,000

[1] Total number of tote locations for small parts storage included in facilities with an ASRS.

[2] This property contains an ASRS with capacity of 52,000 pallet locations, in addition to the 547,000 tote locations for small parts.

[3] As of May 2023, we no longer lease space for distribution-related activities. In 2024, an additional ASRS will go live at this property.

[4] This facility contains an ASRS with capacity of 14,000 pallet locations, in addition to the 41,000 tote locations for small parts.

[5] During 2021, we acquired land for future expansion of our distribution center in Magna, Utah, and, as of November 2023, earthwork is underway. This building is expected to be complete in June of 2025 and will be approximately 290,000 square feet.

[6] In December 2018, we purchased an additional distribution center in High Point, North Carolina with approximately 750,000 total square feet. Approximately 395,000 square feet will be leased by the building's previous owner until December 2024. We currently utilize approximately 355,000 square feet for distribution activities.

We also own, and in some cases, lease, the following support facilities, excluding selling locations:

Location	Purpose	Leased	Approximate Square Feet
Winona, Minnesota	Manufacturing facility		121,000
Indianapolis, Indiana	Manufacturing facility		198,000
Houston, Texas	Manufacturing facility		122,000
Wallingford, Connecticut	Manufacturing facility		177,000
Rockford, Illinois	Manufacturing facility		101,000
Johor, Malaysia	Manufacturing facility		30,000
Brno-Lisen, Czech Republic	Manufacturing facility	X	20,000
Leeds, United Kingdom	Manufacturing facility	X	28,000
Winona, Minnesota	Multiple facilities for office space, storage, and packaging operations		421,000
Bangalore, India	International information technology office	X	45,000

In addition, we own 154 buildings that house our in-market locations in various cities throughout North America.

All other buildings we occupy are leased. Leased branches range from approximately 3,000 to 20,000 square feet, with lease terms of up to 120 months (most initial lease terms are for 36 to 60 months).

We currently own land for future distribution center expansion and development. If economic conditions are suitable in the future, we will consider purchasing branch locations to house our older branches. It is anticipated the majority of new branch locations will continue to be leased. It is our policy to negotiate relatively short lease terms to facilitate relocation of particular branch operations, when desirable. Our experience has been that there is sufficient space suitable for our needs and available for leasing.

ITEM 3. LEGAL PROCEEDINGS

A description of our legal proceedings, if any, is contained in Note 10 of the Notes to Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Data

Dollar amounts in this section are stated in whole numbers.

Our shares are traded on The Nasdaq Stock Market under the symbol 'FAST'. As of January 19, 2024, there were approximately 900 record holders of our common stock, which include nominees or broker dealers holding stock on behalf of an estimated 662,000 beneficial owners.

Issuer Purchases of Equity Securities

The table below sets forth information regarding purchases of our common stock during each of the last three months of 2023:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 1-31, 2023	0	$0.00	0	6,200,000
November 1-30, 2023	0	$0.00	0	6,200,000
December 1-31, 2023	0	$0.00	0	6,200,000
Total	0	$0.00	0	6,200,000

[1] As of December 31, 2023, we had remaining authority to repurchase 6,200,000 shares under the July 12, 2022 authorization. This authorization does not have an expiration date.

Purchases of shares of our common stock, if applicable, are described later in this Form 10-K under the heading 'Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations' under 'Liquidity and Capital Resources' - 'Stock Purchases'.

Fastenal Company Common Stock Comparative Performance Graph

Set forth below is a graph comparing, for the five years ended December 31, 2023, the yearly cumulative total shareholder return on our common stock with the yearly cumulative total shareholder return of the S&P 500 Index and the Dow Jones US Industrial Suppliers Index.

The comparison of total shareholder returns in the performance graph assumes that $100 was invested on December 31, 2018 in Fastenal Company, the S&P 500 Index, and the Dow Jones US Industrial Suppliers Index, and that dividends were reinvested when and as paid.

Comparison of Five-Year Cumulative Total Return Among Fastenal Company, the S&P 500 Index, and the Dow Jones US Industrial Suppliers Index



	2018	2019	2020	2021	2022	**2023**
Fastenal Company	$ 100.00	145.04	198.08	265.50	200.88	**283.77**
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	**207.21**
Dow Jones US Industrial Suppliers Index	100.00	132.23	167.18	223.37	193.89	**287.68**

Note - The graph and index table above were obtained from Zacks SEC Compliance Services Group.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements and should be read in conjunction with those consolidated financial statements. This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons for the current year and the prior year. Discussions of 2021 items can be found in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' in Part II, Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2022.

Business and Operational Overview

Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of more than 3,400 in-market locations. Our largest end market is manufacturing. Sales to these customers includes products for both original equipment manufacturing (OEM), where our products are consumed in the final products of our customers, and manufacturing, repair and operations (MRO), where our products are consumed to support the facilities and ongoing operations of our customers. We also service general and commercial contractors in non-residential end markets as well as farmers, truckers, railroads, oil exploration companies, oil production and refinement companies, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our branches, Onsite locations, and customers are primarily located in North America, though we continue to grow our non-North American presence as well.

It is helpful to appreciate several aspects of our marketplace: First, it is big. We estimate the North American marketplace for industrial supplies is in excess of $140 billion per year (and we have expanded beyond North America) and no company has a significant portion of this market. Second, many of the products we sell are individually inexpensive, but the cost and time to manage, procure, and transport these products can be quite meaningful. Third, many customers prefer to reduce their number of MRO and OEM suppliers to simplify their business, while also utilizing various technologies and models (including our local branches when they need something quickly or unexpectedly) to improve availability and reduce waste. Lastly, we believe the markets are efficient. In our view, this means that companies who grow market share are those that develop differentiated capabilities that provide the greatest value to the customer.

Our approach to addressing these aspects of our marketplace is captured in our motto *Growth Through Customer Service*® and our tagline *Where Industry Meets Innovation*™. The concept of growth is simple: find more customers every day that value the services we provide and increase our activity with them. However, execution is hard work. First, we recruit service-minded individuals to support customers and empower them to operate in a decentralized fashion to maximize their flexibility to solve customer problems. We support these customer-facing resources with a supply chain capability that is speedy, efficient, and cost-effective. This has formed the foundation of our high-touch model since inception. Second, we invest in, develop, and deploy capabilities that allow us to illuminate and provide greater control over a customer's supply chain. These capabilities range from service models that take advantage of our local presence and/or our ability to more efficiently manage complex procurement needs, to hardware and software technologies that promote actionable data capture, improve operating efficiencies, and reduce supply chain risk. Third, we strive to generate strong profits, which produce the cash flow necessary to support our growth, our product and technology development, and the needs of our customers.

The ultimate aim of this 'high-touch, high-tech' approach to gaining market share is to allow us to get closer to our customers, going so far as to be right to the point of consumption within customers' facilities. Marrying our presence, capabilities and technologies deepens our relationships and our understanding of our customers' day-to-day opportunities and obstacles. This, in turn, enhances our ability to provide innovative and comprehensive solutions to our customers' challenges. By doing these things every day, Fastenal remains a growth-centric organization.

Executive Overview

The following table presents a performance summary of our results of operations for the periods ended December 31:

	2023	2022	YOY Change	2021	YOY Change
Net sales	**$7,346.7**	6,980.6	5.2%	$6,010.9	16.1%
Business days	**253**	254		253	
Daily sales	**$ 29.0**	27.5	5.7%	$ 23.8	15.7%
Gross profit	**$3,354.5**	3,215.8	4.3%	$2,777.2	15.8%
% of net sales	***45.7%***	*46.1%*		*46.2%*	
Operating and administrative expenses	**$1,825.8**	1,762.2	3.6%	$1,559.8	13.0%
% of net sales	***24.9%***	*25.2%*		*26.0%*	
Operating income	**$1,528.7**	1,453.6	5.2%	$1,217.4	19.4%
% of net sales	***20.8%***	*20.8%*		*20.3%*	
Earnings before income taxes	**$1,522.0**	1,440.0	5.7%	$1,207.8	19.2%
% of net sales	***20.7%***	*20.6%*		*20.1%*	
Net earnings	**$1,155.0**	1,086.9	6.3%	$ 925.0	17.5%
Diluted net earnings per share	**$ 2.02**	1.89	6.7%	$ 1.60	17.8%

Note – Daily sales are defined as the total net sales for the period divided by the number of business days (in the United States) in the period.

2023 was a year of modest economic contraction in our key markets. The Institute for Supply Management's Purchasing Manager's Index (PMI) for the United States averaged 47.1 for the full year and remained below 50, the threshold demarcating manufacturing growth or contraction, every month. Industrial Production for the United States reflected moderating business activity, with markets that are most relevant to us, such as Fabricated Metals and Machinery, declining at an accelerating rate through the year. In addition, inflation in product costing flattened out, with some deflation emerging in fastener products. The combined effect of these dynamics was to produce daily sales growth in 2023 that slowed appreciably from 2022. We continued to migrate to a key accounts-focused model, expand our Onsite footprint, grow our installed base of FMI hardware, and lift the proportion of sales that run through our Digital Footprint. The efficiencies these investments provide and good organizational control of discretionary expenses allowed us to achieve a stable operating profit margin despite the challenges stemming from this slower and less inflationary environment. We also produced record operating cash flow which, combined with our confidence in the future cash generation capability of our business model, allowed us to pay a supplemental fifth dividend in the fourth quarter of 2023.

The table below summarizes our absolute and full-time equivalent (FTE; based on 40 hours per week) employee headcount, our investments related to in-market locations (defined as the sum of the total number of branch locations and the total number of active Onsite locations), and weighted FMI devices at the end of the periods presented and the percentage change compared to the end of the prior period.

	Q4 2023	Q4 2022	Twelve-month % Change
Selling personnel - absolute employee headcount	**16,512**	15,898	3.9%
Selling personnel - FTE employee headcount	**15,070**	14,476	4.1%
Total personnel - absolute employee headcount	**23,201**	22,386	3.6%
Total personnel - FTE employee headcount	**20,721**	19,854	4.4%
Number of branch locations	**1,597**	1,683	-5.1%
Number of active Onsite locations	**1,822**	1,623	12.3%
Number of in-market locations	**3,419**	3,306	3.4%
Weighted FMI devices (MEU installed count)	**113,138**	102,151	10.8%

During the last twelve months, we increased our total FTE employee headcount by 867. This reflects an increase in our total FTE selling personnel of 594 to support growth in the marketplace and sales initiatives targeting customer acquisition. We had an increase in our distribution and transportation FTE personnel of 124 to support increased product throughput at our facilities and to expand our local inventory fulfillment terminals (LIFTs). We had an increase in our remaining FTE personnel of 149 that relates primarily to personnel investments in information technology, manufacturing, and operational support, such as purchasing and product development.

The table below summarizes the number of branches opened and closed, net of conversions, as well as the number of Onsites activated and closed, net of conversions during the periods presented.

	Twelve-month Period	
	2023	2022
Branch openings	**10**	12
Branch closures, net of conversions	**(96)**	(122)
Onsite activations	**329**	306
Onsite closures, net of conversions	**(130)**	(99)

Our in-market network forms the foundation of our business strategy. In recent years, we have seen a gradual increase in our in-market locations because of significant growth in Onsites and, to a lesser degree international branches, which has more than overcome a meaningful decline in our traditional branch network. In any period, the number of locations closed tends to reflect normal churn in our business, whether due to redefining or exiting customer relationships, the shutting or relocation of customer facilities that host our locations, or a customer decision, as well as our ongoing review of underperforming locations. We will continue to open or close locations to sustain and improve our network, support our growth drivers, and manage our operating expenses. However, we believe the strategic rationalization that has produced the meaningful decline in our traditional branch network in the United States and Canada since 2013 is largely completed, and we expect reduced closing activity beginning in 2024.

CURRENT YEAR RESULTS ENDED 2023

Results of Operations

The following table sets forth consolidated statements of earnings information (as a percentage of net sales) for the periods ended December 31:

	2023	2022
Net sales	**100.0%**	100.0%
Gross profit	**45.7%**	46.1%
Operating and administrative expenses	**24.9%**	25.2%
Operating income	**20.8%**	20.8%
Net interest expense	**-0.1%**	-0.2%
Earnings before income taxes	**20.7%**	20.6%

Note – Amounts may not foot due to rounding difference.

Sales

The table below sets forth net sales and daily sales for the periods ended December 31, and changes in such sales from the prior period to the more recent period:

		2023	2022
Net sales	$	**7,346.7**	6,980.6
Percentage change		**5.2%**	16.1%
Business days		**253**	254
Daily sales	$	**29.0**	27.5
Percentage change		**5.7%**	15.7%
Daily sales impact of currency fluctuations		**-0.3%**	-0.5%

The increase in net sales noted above for 2023 was due to higher unit sales of MRO, OEM, and construction supplies, as well as higher pricing as further set forth below.

We believe higher unit sales in 2023 were primarily a result of our ability to gain market share, as most measures of industrial activity were flat to down throughout the period. Despite this challenging environment, in 2023 we produced net sales growth of 5.2% and, owing to one fewer selling day in the period, daily sales growth of 5.7%. Growth was led by our transportation customers, which includes sales to transportation services customers as the warehousing operations of retailer-oriented customers, and manufacturing end markets, which benefit disproportionately from our shift to a key account model. Our non-residential construction and reseller customers contracted during the period, which we believe is due to our shift to a key account model which tends to de-emphasize walk-in, over-the-counter, and infrequent transactions.

Price contributed 160 to 190 basis points to our net sales growth in 2023. This contribution to growth from price was primarily due to easier comparisons in the first six months of 2023. For instance, in the first six months of 2023 contribution to growth from price averaged 240 to 270 basis points, while in the third and fourth quarters of 2023 contribution to growth from price averaged 110 to 140 basis points and 50 to 80 basis points, respectively.

We increased total Onsite locations, the installed base of FMI devices, and our Digital Footprint in 2023, which enhanced the value we provide to our customers and supported our growth and efficiency. The rate of penetration we achieved with these growth drivers was uneven, however. We signed 326 Onsites in 2023, below our goal at the start of 2023 of 375 to 400 units and slightly below the prior year signings of 356 units. We signed 24,126 FMI MEUs, meeting our goal at the start of 2023 of 23,000 to 25,000 MEUs and meaningfully above the prior year signings of 20,735 MEUs. We expanded the proportion of our sales running through our Digital Footprint to 56.1%, below our goal at the start of 2023 of 65.0% but above the prior year level of 49.3%.

Sales by Product Line

From a product standpoint, we have three categories: fasteners, safety supplies, and other product lines, the latter of which includes eight smaller product categories, such as tools, janitorial supplies, and cutting tools. The percent of sales in the periods below were as follows:

	2023	2022
Fasteners	32.4%	34.0%
Safety supplies	21.2%	20.8%
Other product lines	46.4%	45.2%

The shifts in product mix in 2023 compared to 2022 are largely attributable to two factors. First, fasteners are more heavily oriented toward production of final goods than maintenance, which results in greater susceptibility to periods of weaker industrial production. Second, pricing for fasteners has decelerated at a faster pace than non-fastener products. These dynamics produced a meaningful divergence in the daily sales growth rates of our fastener versus our non-fastener product lines in 2023.

Annual Sales Changes, Sequential Trends, and End Market Performance

This section focuses on three distinct views of our business – annual sales changes by month, sequential trends, and end market performance. The first discussion regarding sales changes by month provides a good mechanical view of our business. The second discussion provides a framework for understanding the sequential trends (that is, comparing a month to the immediately preceding month, and also looking at the cumulative change from an earlier benchmark month) in our business. Finally, we believe the third discussion regarding end market performance provides insight into activities with our various types of customers.

Annual Sales Changes, by Month

During the months noted below, all of our selling locations, when combined, had a DSR change of (compared to the same month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2023	11.2%	9.6%	6.8%	7.8%	5.2%	4.7%	3.7%	3.6%	5.0%	1.9%	3.8%	5.3%
2022	14.9%	21.3%	19.1%	20.3%	17.6%	16.0%	18.1%	16.1%	13.7%	13.6%	10.2%	8.0%

Sequential Trends

We find it helpful to think about the monthly sequential changes in our business using the analogy of climbing a stairway – This stairway has several predictable landings where there is a pause in the sequential gain (i.e. April, July, and October to December), but generally speaking, climbs from January to October. The October landing then establishes the benchmark for the start of the next year.

History has identified these landings in our business cycle. They generally relate to months where certain holidays impair business days and/or seasons impact certain end markets, particularly non-residential construction. The first landing centers on Easter and the Good Friday holiday that precedes it, which in any given year can fall in March or April, the second landing centers on July 4th, and the third landing centers on the approach of winter with its seasonal impact on primarily our non-residential construction business and with the Christmas/New Year holidays. The holidays we noted impact the trends because they either move from month-to-month or because they move around during the week.

The table below shows the pattern to the sequential change in our daily sales. The line labeled 'Benchmark' is a historical average of our sequential daily sales change for the trailing five year average that excludes 2020. We have excluded 2020 from the average as the effects of the pandemic created unusual sequential patterns that we do not consider representative of normal trends. We believe this time frame serves to show the historical pattern and could serve as a benchmark. The '2023' and '2022' lines represent our actual sequential daily sales changes. The '23Delta' and '22Delta' lines indicate the difference between the 'Benchmark' and the actual results in the respective year. Under normal circumstances, the sequential trends shown below are directly linked to fluctuations in our end markets. Further, in any given month it is possible to get significant deviation from the benchmark.

It is important to note that these benchmarks are historical averages. In a year where demand is strong, our daily sales growth rates will tend to have more months that exceed the benchmark than fall below it. In a year where demand is weak, we will tend to have more months that fall short of the benchmark than exceed it. In both cases, there is a random element that makes it difficult to know how any single month will perform.

	Jan.(1)	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Cumulative Change from Jan. to Oct.
Benchmark (2)	0.2%	1.5%	3.8%	-0.5%	2.7%	2.0%	-3.1%	2.9%	3.6%	-1.9%	11.2%
2023	**-0.4%**	**1.7%**	**1.0%**	**-0.2%**	**0.7%**	**-0.2%**	**-2.6%**	**1.3%**	**4.0%**	**-3.0%**	**2.3%**
23Delta	**-0.6%**	**0.1%**	**-2.9%**	**0.2%**	**-2.0%**	**-2.1%**	**0.5%**	**-1.6%**	**0.4%**	**-1.1%**	**-8.8%**
2022	1.7%	3.1%	3.6%	-1.2%	3.2%	0.2%	-1.6%	1.3%	2.7%	-0.1%	11.7%
22Delta	1.5%	1.6%	-0.2%	-0.7%	0.6%	-1.7%	1.5%	-1.6%	-0.9%	1.8%	0.5%

(1) The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

(2) The benchmark for each month is the average of the previous five years for that month. As COVID-19-related surge sales made sequential averages in 2020 unrepresentative, the benchmark uses a preceding five-year average that excludes 2020. We also exclude the impact of the 2017 Mansco acquisition.

Note – Amounts may not foot due to rounding difference.

A graph of the sequential daily sales change patterns discussed above, starting with a base of '100' in the previous October and ending with the next October, would be as follows:



End Market Performance

We estimate approximately 70% to 75% of our business is with customers engaged in some type of manufacturing, a significant subset of which finds its way into the heavy equipment market. The DSR change to our manufacturing customers, when compared to the same period in the prior year, was as follows:

DSR change - manufacturing customers	Q1	Q2	Q3	Q4	Annual
2023	**14.4%**	**10.4%**	**6.2%**	**4.7%**	**8.9%**
2022	23.9%	23.1%	22.6%	16.0%	21.3%

We estimate approximately 25% to 30% of our business is with customers engaged in a wide range of activities, none of which individually constitute 10% of sales. This includes non-residential construction, reseller, transportation, and government customers. The DSR change to these remaining non-manufacturing customers, when compared to the same period in the prior year, was as follows:

DSR change - non-manufacturing customers	Q1	Q2	Q3	Q4	Annual
2023	**-3.7%**	**-5.3%**	**-1.3%**	**0.9%**	**-2.4%**
2022	6.9%	6.9%	1.0%	-0.8%	3.5%

Product Performance

Our products fall into two functional subsets: (1) original equipment manufacturing (OEM) parts, which become part of a customer's finished good and (2) maintenance, repair, and operation (MRO), which maintain the facilities and equipment used by our customers.

While certain products in our other product categories have an OEM application, such as welding consumables or metal cutting carbides, the majority of our sales for OEM applications are of fasteners. As a result, the best way to understand the change in our production business is to examine the results in our fastener product line (which represents 30% to 35% of our business). From a company perspective, the DSR change of fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - fasteners	Q1	Q2	Q3	Q4	Annual
2023	**7.0%**	**0.0%**	**-2.0%**	**-2.3%**	**0.7%**
2022	24.6%	21.2%	18.2%	9.1%	18.1%

By contrast, while we do sell significant quantities of MRO fasteners, the best way to understand the change in our MRO business is to examine the results in our non-fastener product lines, which include safety, tools, janitorial, and other products. From a company perspective, the DSR change of non-fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - non-fasteners	Q1	Q2	Q3	Q4	Annual
2023	**10.3%**	**9.2%**	**7.5%**	**6.6%**	**8.4%**
2022	15.0%	16.0%	14.4%	11.6%	14.2%

Our non-fastener business is not immune to the impact of industrial cycles, but because it is more dependent on whether a facility is operating than how much product that facility is producing, it does tend to exhibit less volatility in its growth than our fastener business. We also expect growth of our non-fastener products to outperform growth of our fastener products over the course of a cycle. This reflects three things: the non-fastener market is larger than the fastener market, we are under penetrated in the non-fastener market relative to the fastener market, and industrial vending lends itself to sales of non-fastener products.

Gross Profit

The gross profit percentage during each period was as follows:

	Q1	Q2	Q3	Q4	Annual
2023	**45.7%**	**45.5%**	**45.9%**	**45.5%**	**45.7%**
2022	46.6%	46.5%	45.9%	45.3%	46.1%

Our gross profit, as a percentage of net sales, was 45.7% in 2023 and 46.1% in 2022. This decrease was primarily related to two factors. First, in 2023 customer and product mix had a negative effect on our gross profit percentage. We continued to experience relatively strong growth from larger customers, including Onsites, and non-fastener products, each of which tend to have a lower gross profit percentage than our business as a whole. Second, we had higher organizational/overhead costs, including from higher inbound freight costs and working capital needs being relieved from inventory and generating higher period costs. These negative effects were partly offset by favorable freight costs, which reflects elevated domestic freight revenue leveraging what are relatively stable costs to support our captive fleet, lower expenses related to external freight providers, and lower fuel costs.

Operating and Administrative Expenses

Our operating and administrative expenses, as a percentage of net sales, improved to 24.9% in 2023 from 25.2% in 2022. This primarily reflected improvement, as a percentage of net sales, in employee-related expenses as bonuses and commissions were down as a result of slower sales and profit growth in 2023 versus the prior year.

The percentage change in employee-related, occupancy-related, and all other operating and administrative expenses compared to the same periods in the preceding year, is outlined in the table below.

	Approximate Percentage of Total Operating and Administrative Expenses	Twelve-month Period	
		2023	2022
Employee-related expenses	70% to 75%	**3.4%**	14.7%
Occupancy-related expenses	15% to 20%	**4.2%**	2.6%
All other operating and administrative expenses	10% to 15%	**4.2%**	18.5%

Employee-related expenses include: (1) payroll (which includes cash compensation, stock option expense, and profit sharing), (2) health care, (3) personnel development, and (4) social taxes.

Our employee-related expenses increased in 2023 from 2022. This was related to higher base pay and employment taxes as a result of increased FTE during the period and moderate wage inflation. This was partly offset by a decline in bonuses reflecting slower sales and profit growth versus the prior year.

The table below summarizes the percentage change in our FTE headcount at the end of the periods presented compared to the end of the prior period:

	Twelve-month Period	
	2023	2022
Selling personnel [1]	**4.1%**	7.9%
Distribution/Transportation personnel	**4.2%**	8.4%
Manufacturing personnel	**0.1%**	12.4%
Organizational support personnel [2]	**8.6%**	9.5%
Total personnel	**4.4%**	8.3%

[1] Of our Selling Personnel, 80%-85% are attached to a specific in-market location.

[2] Organizational support personnel consists of: (1) Sales & Growth Driver Support personnel (approximately 35% of category), which includes sourcing, purchasing, supply chain, product development, etc.; (2) Information Technology personnel (35% to 40% of category); and (3) Administrative Support personnel (25% to 30% of category), which includes human resources, Fastenal School of Business, accounting and finance, senior management, etc.

Occupancy-related expenses include: (1) building rent and depreciation, (2) building utility costs, (3) equipment related to our branches and distribution locations, and (4) industrial vending equipment and bins utilized as part of FMI services (we consider this hardware to be a logical extension of our in-market operations and classify the depreciation and repair costs as occupancy expenses).

Our occupancy-related expenses increased in 2023 from 2022. This was related to: slightly higher depreciation and expenses related to a higher installed base of our FMI suite of technologies; moderately higher costs and depreciation for the maintenance, upgrade, and installation of equipment in hub and non-hub facilities; and a slight rise in branch rents related to higher inflation and branch size.

All other operating and administrative expenses include: (1) selling-related transportation, (2) information technology (IT) expenses, (3) general corporate expenses, which consists of legal expenses, general insurance expenses, travel and marketing expenses, etc., and (4) sales of property and equipment.

Combined, all other operating and administrative expenses increased in 2023 from 2022. This was related to: higher spending on information technology; higher general insurance costs; increased spending on travel and supplies; and higher bad debt expense. These elements were only partly offset by increased contributions from our supplier collaboration programs and increased income from asset sales related to our field truck fleet.

Net Interest

Our net interest expense was $6.7 in 2023 compared to $13.6 in 2022. We carried lower average debt balances in 2023 relative to the prior year, with cash generated from working capital reductions enabling us to reduce outstanding revolver debt under our Credit Facility. This was only partly offset by slightly higher average rates against borrowings under our Credit Facility due to changing interest rate levels in the marketplace. We also generated higher interest income in 2023 relative to the prior year.

Income Taxes

We recorded income tax expense of $367.0 in 2023, or 24.1% of earnings before income taxes, compared to $353.1 in 2022, or 24.5% of earnings before income taxes. The decrease in our tax rate in 2023 is due primarily to an increase in the tax benefit associated with the exercise of stock options.

Net Earnings

Net earnings, net earnings per share (EPS), the percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar Amounts		2023	2022
Net earnings	$	1,155.0	1,086.9
Basic EPS		2.02	1.89
Diluted EPS		2.02	1.89

Percentage Change	2023	2022
Net earnings	6.3%	17.5%
Basic EPS	6.7%	17.7%
Diluted EPS	6.7%	17.8%

	2023	2022
Tax Rate	24.1%	24.5%

During 2023, net earnings per share increased, primarily due to higher sales, lower net interest expense, a lower tax rate, and lower average fully diluted shares outstanding as a result of our buying back shares in 2022.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities

Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

		2023	2022
Net cash provided	$	1,432.7	941.0
% of net earnings		*124.0%*	*86.6%*

In 2023, we experienced an increase in our operating cash flow as a percentage of net earnings. The improvement in operating cash flow in 2023, as a percent of net earnings, reflects the reduced demand for working capital as a result of an improved supply chain and, to a lesser degree, slower business activity relative to the prior year.

Trade Working Capital Assets

The following table sets forth the dollar and percentage change in accounts receivable, net, inventories, and accounts payable for the period ended December 31:

			Twelve-month Dollar Change	Twelve-month Percentage Change
		2023	2023	2023
Accounts receivable, net	$	1,087.6	74.4	7.3%
Inventories		1,522.7	(185.3)	-10.8%
Trade working capital	$	2,610.3	(110.9)	-4.1%
Accounts payable	$	264.1	9.2	3.6%
Trade working capital, net	$	2,346.2	(120.1)	-4.9%
Net sales in last three months	$	1,758.6	63.0	3.7%

Note – Amounts may not foot due to rounding difference.

In 2023, the annual growth in net accounts receivable is primarily attributable to three factors. First, our receivables increased as a result of growth in sales to our customers. Second, we continue to experience a shift in our mix due to relatively stronger growth from national account customers, which tend to carry longer payment terms than our non-national account customers. Third, and to a lesser degree, customers have historically delayed payments at the end of years that are economically challenged, and we saw that effect in 2023.

Our inventory balances over time will respond to business activity, though various factors produce a looser relationship to our monthly sales patterns than we tend to experience in accounts receivable. One reason for this is because it is cyclical. We source significant quantities of product from overseas, and the lead time involved in procuring these products is typically longer than the visibility we have into future monthly sales patterns. As a result, trends in our inventory will often lag trends in economic conditions. A second reason relates to product cost and the length of our supply chain. A significant proportion of our products, particularly fasteners, are sourced from Asia and transported primarily by ship and rail to our North American network for sale. This requires us to purchase a meaningful quantity of our products months in advance of those products being available for sale in our North American facilities. Product that is in transit is in our inventory but is not available for sale, which can create a lag in our ability to adjust inventory levels or costs in response to rapid changes in economic or cost conditions. A third reason for increases in our inventory balances is our growth drivers, including our FMI offerings, Onsite channel, and international expansion, all of which tend to require significant investments in inventory.

In 2023, our inventories decreased, reflecting the absence of supply chain disruptions from the prior year. Our response at the time was to deepen our inventory as a means of maintaining high service to our customers, particularly for imported inventory. Dissipation of these disruptions has allowed us to shorten our product ordering cycle. It is also likely that slower business activity reduced the level of inventory our customers required us to maintain to meet their production needs.

In 2023, the annual growth in accounts payable was primarily attributable to our product purchases increasing to support the growth in our business. The growth in our accounts payable balance is below the growth in our sales, which reflects the dissipation of supply chain disruptions from the prior year. This allowed us to shorten our product ordering cycle in 2023 versus 2022.

The approximate percentage mix of inventory stocked at our selling locations versus our distribution center and manufacturing locations was as follows at year end:

	2023	2022
Selling locations	64%	58%
Distribution center and manufacturing locations	36%	42%
Total	100%	100%

Lease Obligations

We have facilities, equipment, and vehicles leased under operating leases. A discussion of our lease obligations is contained in Note 8 of the Notes to Consolidated Financial Statements.

Net Cash Used in Investing Activities

Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	2023	2022
Net cash used	$ 161.2	163.0
% of net earnings	*14.0%*	*15.0%*

Our net cash used in investing activities in 2023 was comparable to 2022 and primarily related to investments for net capital expenditures.

Property and equipment expenditures typically consist primarily of: (1) purchases related to industrial vending, (2) purchases of property and equipment related to expansion of and enhancements to distribution centers, (3) spending on software and hardware for our information processing systems, (4) the addition of fleet vehicles, (5) expansion, improvement or investment in certain owned or leased branch properties, and (6) the addition of manufacturing and warehouse equipment. Proceeds from the sales of property and equipment, typically for the planned disposition of pick-up trucks as well as distribution vehicles and trailers in the normal course of business, are netted against these purchases and additions.

Set forth below is a recap of our 2023 and 2022 net capital expenditures in dollars and as a percentage of net sales and net earnings:

		2023	2022
Manufacturing, warehouse and packaging equipment, industrial vending equipment, and facilities	$	83.9	97.8
Shelving and related supplies for in-market location openings and for product expansion at existing in-market locations		24.0	21.5
Data processing software and equipment		33.4	30.6
Real estate and improvements to branch locations		7.0	12.4
Vehicles		24.5	11.5
Purchases of property and equipment		172.8	173.8
Proceeds from sale of property and equipment		(12.2)	(11.4)
Net capital expenditures		160.6	162.4
% of net sales		*2.2%*	*2.3%*
% of net earnings		*13.9%*	*14.9%*

Our net capital expenditures in 2023 were comparable to 2022, though they were below our original expectations for net capital investment during the year. The slower business environment in 2023 reduced the need to purchase certain equipment at the pace originally anticipated. We also saw the timing of certain outlays pushed out and, to a lesser extent, longer lead times on certain materials. It does not reflect the cancellation of any significant initiatives, and much of the spending is expected to occur in 2024 when we see our investment in property and equipment, net of proceeds from sales, being in a range of $225.0 to $245.0. This increase reflects spending to complete our Utah distribution center, investments in picking technology and equipment in our hubs and branches, higher outlays for FMI hardware reflecting our higher targeted signings and a slight build in device inventory, and an increase in spending on information technology.

Net Cash Used in Financing Activities

The increase in net cash used in financing activities reflects higher dividend payments, including a supplemental payment in December of 2023, and a reduction in our outstanding debt obligations. These uses of cash were only partly offset by the absence of common stock purchases that we made in the prior year and, to a lesser degree, the exercise of stock options. Net cash used in financing activities in dollars and as a percentage of earnings were as follows:

		2023	2022
Cash dividends paid	$	1,016.8	711.3
% of net earnings		*88.0%*	*65.4%*
Purchases of common stock		—	237.8
% of net earnings		*—%*	*21.9%*
Total returned to shareholders	$	1,016.8	949.1
% of net earnings		*88.0%*	*87.3%*
Proceeds from the exercise of stock options	$	(30.1)	(9.2)
% of net earnings		*-2.6%*	*-0.8%*
Debt obligations payments (proceeds), net	$	295.0	(165.0)
% of net earnings		*25.5%*	*-15.2%*
Net cash used	$	1,281.7	774.9
% of net earnings		*111.0%*	*71.3%*

Stock Purchases

In 2023, we did not purchase any of our common stock. In 2022, we purchased 5,000,000 shares of our common stock at an average price of approximately $47.58 per share.

We have authority to purchase up to 6,200,000 additional shares of our common stock under the July 12, 2022 authorization. This authorization does not have an expiration date.

Dividends

We declared a quarterly dividend of $0.39 per share on January 17, 2024. In 2023, we paid aggregate annual dividends per share of $1.78. This included $1.40 per share in regular quarterly dividends and a $0.38 per share special dividend paid in December 2023 reflecting what was at the time our high cash balances, as well as our favorable outlook for future cash generation. In 2022, we paid aggregate annual dividends per share of $1.24.

Debt

In order to fund the considerable cash needed to expand our industrial vending business, expand capacity and increase the use of automation in our distribution centers, pay dividends, we have borrowed under our Credit Facility and our Master Note Agreement in recent periods.

Our borrowings under the Credit Facility and Master Note Agreement peaked during each quarter of 2023 as follows:

Peak borrowings		2023
First quarter	$	565.0
Second quarter		470.0
Third quarter		350.0
Fourth quarter		330.0

As of December 31, 2023, we had $0.0 outstanding under the Credit Facility and had contingent obligations from letters of credit outstanding under the Credit Facility in an aggregate face amount of $32.7. As of December 31, 2023, we had loans outstanding under the Master Note Agreement of $260.0. Descriptions of our Credit Facility and Master Note Agreement are contained in Note 9 of the Notes to Consolidated Financial Statements.

Material Cash Requirements

Our material cash requirements for known contractual obligations include capital expenditures, debt, and lease obligations, each of which are discussed in more detail earlier in this section. We believe that net cash provided by operating activities will be adequate to meet our liquidity and capital needs for these items in the short-term over the next 12 months and also in the long-term beyond the next 12 months. We also have cash requirements for purchase orders and contracts for the purchase of inventory and other goods and services, which are based on current distribution needs and are fulfilled by our suppliers within short time horizons. We do not have significant agreements for the purchase of inventory or other goods or services specifying minimum order quantities. In addition, we may have liabilities for uncertain tax positions but we do not believe any of these liabilities will be material. A discussion of income taxes is contained in Note 7 of the Notes to Consolidated Financial Statements.

Unremitted Foreign Earnings

Approximately $213.2 of cash and cash equivalents were held by non-U.S. subsidiaries on December 31, 2023. These funds may create foreign currency translation gains or losses depending on the functional currency of the entity holding the cash. We have considered the financial requirements of each foreign subsidiary and our parent company and will continue to reinvest these funds to support our expansion activities outside the U.S., even after taking into consideration the deemed repatriation and transition tax under the Tax Cuts and Jobs Act. The income tax impact of repatriating cash associated with investments in foreign subsidiaries is discussed in Note 7 of the Notes to Consolidated Financial Statements.

Effects of Inflation

In 2023, we observed easing in inflationary pressures for metals (especially steel), energy, and transportation services (especially overseas containers and shipping) resulting in stable costs for most of our product offering. As a result, we did not institute any broad pricing actions through 2023 and we saw our contribution to growth in daily sales due to price moderate throughout the year. The exception to this stability was cost deflation for imported goods, which resulted in modest price deflation specifically in our fastener product line over the course of the year. The net effect on our gross profit percentage of these trends in cost and price inflation was immaterial in 2023.

PRIOR YEAR RESULTS ENDED 2022

Results of Operations

The following table sets forth consolidated statements of earnings information (as a percentage of net sales) for the periods ended December 31:

	2022	2021
Net sales	100.0%	100.0%
Gross profit	46.1%	46.2%
Operating and administrative expenses	25.2%	26.0%
Operating income	20.8%	20.3%
Net interest expense	-0.2%	-0.2%
Earnings before income taxes	20.6%	20.1%

Note – Amounts may not foot due to rounding difference.

Sales

The table below sets forth net sales and daily sales for the periods ended December 31, and changes in such sales from the prior period to the more recent period:

	2022	2021
Net sales	$ 6,980.6	6,010.9
Percentage change	16.1%	6.4%
Business days	254	253
Daily sales	$ 27.5	23.8
Percentage change	15.7%	7.3%
Daily sales impact of currency fluctuations	-0.5%	0.6%

The increase in net sales noted above for 2022 was due to higher unit sales of MRO and OEM supplies to traditional manufacturing and construction customers and higher pricing as further set forth below.

Higher unit sales in 2022 were a result of healthy economic activity throughout the period, though we did observe some moderation in demand as the year progressed. This moderation in demand, combined with more difficult year-over-year comparisons as the year progressed, produced daily sales growth of 18.1% in the first half of 2022, daily sales growth of 13.3% in the second half of 2022, and daily sales growth of 8.0% in December 2022. Growth was led by our manufacturing customers, with particular strength in markets involved with commodity and capital goods production. Our non-residential construction customers grew on an annual basis, but turned slightly negative in the fourth quarter. We believe the relative underperformance of this customer category reflects deliberate shifts in our branch strategy that de-emphasized walk-in and over-the-counter transactions.

We also experienced a normalization in other aspects of the operating environment in 2022, specifically the dissipation or moderation over the course of the year of product and transportation inflation, supply chain disruption, and labor market constraints. This affected two aspects of our growth during the period.

First, price contributed 540 to 570 basis points to our net sales growth in 2022. However, as inflationary pressures eased and product availability improved, the need for aggressive pricing actions declined. The absence of such actions combined with more difficult year-over-year comparisons as the year progressed resulted in the contribution from price to net sales growth moderating, from averaging 620 to 650 basis points in the first half of 2022, to averaging 450 to 480 basis points in the second half of 2022 and to averaging 350 to 380 basis points in the fourth quarter of 2022.

Second, as inflationary pressures and supply chain constraints became more predictable and manageable and then largely dissipated, it allowed our customers to shift from short-term business management to long-term strategic planning. This, in turn, provided us more opportunities to engage with customers over our key growth drivers, including Onsite and FMI. As a result, while we did not reach the signings goals we had set out at the start of the year, we saw a meaningful increase in signings in 2022 over the prior year, and a return to near pre-pandemic levels. We signed 356 Onsites in 2022, below our goal of 375 to 400 units but above the prior year (274 signings). Similarly, we signed 20,735 FMI MEUs, below our goal of 23,000 to 25,000 MEUs but above the prior year (19,311 MEUs).

Sales by Product Line

From a product standpoint, we have three categories: fasteners, safety supplies, and other product lines, the latter of which includes eight smaller product categories, such as tools, janitorial supplies, and cutting tools. The percent of sales in the periods below were as follows:

	2022	2021
Fasteners	34.0%	33.3%
Safety supplies	20.8%	21.2%
Other product lines	45.2%	45.5%

The shifts in product mix in 2022 compared to 2021 largely reflect the reversal of pandemic-related activity combined with the relative growth of our more cyclical fastener line as growth in manufacturing and construction end markets accelerated as the post-pandemic North American economy recovered.

Annual Sales Changes, Sequential Trends, and End Market Performance

This section focuses on three distinct views of our business – annual sales changes by month, sequential trends, and end market performance. The first discussion regarding sales changes by month provides a good mechanical view of our business. The second discussion provides a framework for understanding the sequential trends (that is, comparing a month to the immediately preceding month, and also looking at the cumulative change from an earlier benchmark month) in our business. Finally, we believe the third discussion regarding end market performance provides insight into activities with our various types of customers.

Annual Sales Changes, by Month

During the months noted below, all of our selling locations, when combined, had a DSR change of (compared to the same month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2022	14.9%	21.3%	19.1%	20.3%	17.6%	16.0%	18.1%	16.1%	13.7%	13.6%	10.2%	8.0%
2021	6.5%	1.5%	7.5%	1.2%	-3.2%	1.7%	9.7%	9.0%	11.1%	14.1%	13.2%	16.5%

Sequential Trends

The table below shows the pattern to the sequential change in our daily sales. The line labeled 'Benchmark' is a historical average of our sequential daily sales change for the trailing five year average that excludes 2020. We have excluded 2020 from the average as the effects of the pandemic created unusual sequential patterns that we do not consider representative of normal trends. We believe this time frame serves to show the historical pattern and could serve as a benchmark. The '2022' and '2021' lines represent our actual sequential daily sales changes. The '22Delta' and '21Delta' lines indicate the difference between the 'Benchmark' and the actual results in the respective year. Under normal circumstances, the sequential trends shown below are directly linked to fluctuations in our end markets. Further, in any given month it is possible to get significant deviation from the benchmark.

It is important to note that these benchmarks are historical averages. In a year where demand is strong, our daily sales growth rates will tend to have more months that exceed the benchmark than fall below it. In a year where demand is weak, we will tend to have more months that fall short of the benchmark than exceed it. In both cases, there is a random element that makes it difficult to know how any single month will perform.

	Jan. [1]	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Cumulative Change from Jan. to Oct.
Benchmark [2]	-0.1%	0.8%	3.4%	0.1%	2.2%	1.9%	-3.3%	3.1%	3.4%	-2.1%	9.5%
2022	1.7%	3.1%	3.6%	-1.2%	3.2%	0.2%	-1.6%	1.3%	2.7%	-0.1%	11.7%
22Delta	1.7%	2.4%	0.2%	-1.3%	1.1%	-1.7%	1.6%	-1.8%	-0.7%	2.0%	2.2%
2021	0.9%	-2.3%	5.6%	-2.2%	5.6%	1.6%	-3.4%	3.1%	4.8%	0.0%	13.0%
21Delta	1.0%	-3.0%	2.2%	-2.3%	3.4%	-0.3%	-0.2%	0.0%	1.5%	2.1%	3.5%

[1] The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

[2] The benchmark for each month is the average of the previous five years for that month. As COVID-19-related surge sales made sequential averages in 2020 unrepresentative, the benchmark uses a preceding five-year average that <u>excludes</u> 2020. We also exclude the impact of the 2017 Mansco acquisition.

Note – Amounts may not foot due to rounding difference.

A graph of the sequential daily sales change patterns discussed above, starting with a base of '100' in the previous October and ending with the next October, would be as follows:



End Market Performance

The DSR change to our manufacturing customers, when compared to the same period in the prior year, was as follows:

DSR change - manufacturing customers	Q1	Q2	Q3	Q4	Annual
2022	23.9%	23.1%	22.6%	16.0%	21.3%
2021	5.6%	24.5%	20.8%	23.8%	18.4%

The DSR change to these remaining non-manufacturing customers, when compared to the same period in the prior year, was as follows:

DSR change - non-manufacturing customers	Q1	Q2	Q3	Q4	Annual
2022	6.9%	6.9%	1.0%	-0.8%	3.5%
2021	4.9%	-30.7%	-8.2%	-2.3%	-11.3%

Product Performance

From a company perspective, the DSR change of fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - fasteners	Q1	Q2	Q3	Q4	Annual
2022	24.6%	21.2%	18.2%	9.1%	18.1%
2021	4.0%	28.4%	20.2%	24.2%	18.8%

From a company perspective, the DSR change of non-fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - non-fasteners	Q1	Q2	Q3	Q4	Annual
2022	15.0%	16.0%	14.4%	11.6%	14.2%
2021	6.1%	-10.8%	5.1%	9.6%	1.9%

Two product lines, safety and janitorial, accounted for approximately 44% of total non-fastener sales in 2022. The pattern in 2021, and particularly the second quarter of 2021, was affected by difficult comparisons versus the prior year, when the onset of the COVID-19 pandemic resulted in a surge of safety and janitorial supplies that was not repeated to the same degree in 2022. Setting aside the unique circumstances surrounding the pandemic, our non-fastener business is not immune to the impact of industrial cycles. However, we would typically expect it to outperform our fastener business over the course of a cycle. This reflects three things: the non-fastener market is larger than the fastener market, we are under penetrated in the non-fastener market relative to the fastener market, and industrial vending lends itself to sales of non-fastener products.

Gross Profit

The gross profit percentage during each period was as follows:

	Q1	Q2	Q3	Q4	Annual
2022	46.6%	46.5%	45.9%	45.3%	46.1%
2021	45.4%	46.5%	46.3%	46.5%	46.2%

Our gross profit, as a percentage of net sales, was 46.1% in 2022 and 46.2% in 2021, a decrease of 10 basis points. This decrease was primarily related to three factors. First, in 2022 we experienced relatively higher growth from our large and Onsite customers, which tend to have a lower gross margin percentage than the business as a whole. This was only partly offset by favorable product mix resulting from relatively higher growth from our fasteners products during the year, which tend to have a higher gross margin percentage than the business as a whole. Second, in the second half of 2022, we did not pass through pricing sufficient to offset higher costs, which resulted in an adverse impact on our gross margin percentage. Third, in the second half of 2022, we experienced lower product margins for certain categories of our other products. We believe slower demand and greater product availability in the marketplace due to supply chain normalization has put some pressure on products that tend to be sold less frequently by our business units. These factors were mostly offset by a reduction in the amount of pandemic-related write-downs and narrower losses to operate our truck fleet related to our strong freight revenue growth leveraging relatively stable fleet costs.

Operating and Administrative Expenses

Our operating and administrative expenses, as a percentage of net sales, decreased to 25.2% in 2022 from 26.0% in 2021. This reflected a decline, as a percentage of net sales, in employee- and occupancy-related expenses.

The percentage change in employee-related, occupancy-related, and all other operating and administrative expenses compared to the same periods in the preceding year, is outlined in the table below.

	Approximate Percentage of Total Operating and Administrative Expenses	Twelve-month Period	
		2022	2021
Employee-related expenses	70% to 75%	14.7%	11.6%
Occupancy-related expenses	15% to 20%	2.6%	3.9%
All other operating and administrative expenses	10% to 15%	18.5%	4.9%

Our employee-related expenses increased in 2022 from 2021. This was related to: higher base pay and employment taxes from higher FTE during the period and moderate wage inflation; an increase in bonuses and commissions resulting from improved sales and profitability; and an increase in our profit sharing contribution. This was partly offset by a decline in health insurance costs, as the use of medical services by employees normalized following the post-pandemic catch-up activity in 2021.

The table below summarizes the percentage change in our FTE headcount at the end of the periods presented compared to the end of the prior period:

	Twelve-month Period	
	2022	2021
Selling personnel [1]	7.9%	1.7%
Distribution/Transportation personnel	8.4%	5.8%
Manufacturing personnel	12.4%	2.0%
Organizational support personnel [2]	9.5%	7.4%
Total personnel	8.3%	2.8%

[1] Of our Selling Personnel, 80%-85% are attached to a specific in-market location.

[2] Organizational support personnel consists of: (1) Sales & Growth Driver Support personnel (approximately 35% of category), which includes sourcing, purchasing, supply chain, product development, etc.; (2) Information Technology personnel (35% to 40% of category); and (3) Administrative Support personnel (25% to 30% of category), which includes human resources, Fastenal School of Business, accounting and finance, senior management, etc.

Our occupancy-related expenses increased in 2022 from 2021. This was related to: higher costs and depreciation for the maintenance, upgrade and installation of equipment in hub and non-hub facilities; slightly higher depreciation related to a higher installed base of our FMI suite of technologies; and slightly higher facility costs, with higher utility costs being only partly offset by lower rents stemming from branch consolidations.

Combined, all other operating and administrative expenses increased in 2022 from 2021. This was related to: higher costs related to selling-related transportation, including higher fuel costs; higher spending on information technology; higher spending on travel, meals, and supplies; and higher general insurance expense. These elements were only partly offset by lower bad debt expense.

Net Interest Expense

Our net interest expense was $13.6 in 2022 compared to $9.6 in 2021. We carried higher average debt balances in 2022 relative to the prior year, and specifically higher balances of variable rate credit facility debt, as a result of high sustained working capital needs and an increase in share buybacks. We also incurred higher average interest rates during the year due to changes in interest levels in the marketplace.

Income Taxes

We recorded income tax expense of $353.1 in 2022, or 24.5% of earnings before income taxes, compared to $282.8 in 2021, or 23.4% of earnings before income taxes. The increase in our tax rate in 2022 is due primarily to reduced benefits associated with the exercise of stock options, an increase in state income tax expense, and an absence of certain favorable reserve adjustments that benefited 2021.

Net Earnings

Net earnings, net earnings per share (EPS), the percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar Amounts		2022	2021
Net earnings	$	1,086.9	925.0
Basic EPS		1.89	1.61
Diluted EPS		1.89	1.60

Percentage Change	2022	2021
Net earnings	17.5%	7.7%
Basic EPS	17.7%	7.5%
Diluted EPS	17.8%	7.4%

	2022	2021
Tax Rate	24.5%	23.4%

During 2022, net earnings increased, primarily due to higher sales and our ability in the period to grow costs more slowly than we grew sales. This was only slightly offset by a higher income tax rate.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities

Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

		2022	2021
Net cash provided	$	941.0	770.1
% of net earnings		*86.6%*	*83.3%*

In 2022, we experienced a slight increase in our operating cash flow as a percentage of net earnings, though this reflects a significant increase in our conversion percentage in the second half of 2022 which more than offset a significant decline in our conversion percentage in the first half of 2022. Taken as a whole, while our working capital needs remained elevated through 2022, they declined slightly on a year-over-year basis whereas our earnings increased on a year-over-year basis.

Trade Working Capital Assets

The following table sets forth the dollar and percentage change in accounts receivable, net, inventories, and accounts payable for the period ended December 31:

		2022	Twelve-month Dollar Change 2022	Twelve-month Percentage Change 2022
Accounts receivable, net	$	1,013.2	113.0	12.6%
Inventories		1,708.0	184.4	12.1%
Trade working capital	$	2,721.2	297.4	12.3%
Accounts payable	$	255.0	21.9	9.4%
Trade working capital, net	$	2,466.2	275.5	12.6%
Net sales in last three months	$	1,695.6	969.8	16.1%

Note – Amounts may not foot due to rounding difference.

In 2022, the annual growth in net accounts receivable reflected several factors. First, our receivables are expanding due to improved business activity and resulting growth in our customers' sales. Second, we continue to experience a shift in our customer mix due to relatively stronger sales growth from national account customers, which tend to be larger and carry longer payment terms than our non-national account customers.

In 2022, our inventories increased, reflecting significant inflation in the value of stocked parts, the addition of inventory to support the growth of our manufacturing and construction customers as they expand production to meet improved business activity, deeper inventory stocking due to disruption in supply chains, and our efforts to sustain higher internal fulfillment rates.

In 2022, the annual growth in accounts payable reflected product purchases increasing to support the improvement in business activity at our manufacturing and construction customers.

The approximate percentage mix of inventory stocked at our selling locations versus our distribution center and manufacturing locations was as follows at year end:

	2022	2021
Selling locations	58%	57%
Distribution center and manufacturing locations	42%	43%
Total	100%	100%

Net Cash Used in Investing Activities

Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	2022	2021
Net cash used	$ 163.0	148.5
% of net earnings	*15.0%*	*16.1%*

The changes in net cash used in investing activities in 2022 was primarily related to higher net capital expenditures.

Set forth below is a recap of our 2022 and 2021 net capital expenditures in dollars and as a percentage of net sales and net earnings:

	2022	2021
Manufacturing, warehouse and packaging equipment, industrial vending equipment, and facilities	$ 97.8	70.3
Shelving and related supplies for in-market location openings and for product expansion at existing in-market locations	21.5	11.0
Data processing software and equipment	30.6	28.0
Real estate and improvements to branch locations	12.4	37.9
Vehicles	11.5	9.4
Purchases of property and equipment	173.8	156.6
Proceeds from sale of property and equipment	(11.4)	(8.4)
Net capital expenditures	162.4	148.2
% of net sales	*2.3%*	*2.5%*
% of net earnings	*14.9%*	*16.0%*

Our net capital expenditures increased in 2022, when compared to 2021. The most significant area driving this increase was higher spending on FMI equipment. We had slightly higher property spending, which reflected significant investments in automation and upgrades at our hubs mostly offset by lower spending on a new building in downtown Winona, which was completed in 2021. We had only modest increases related to our vehicle fleet, manufacturing operations, and information technology. Net capital expenditures in 2022 were below our anticipated range of $170.0 to $190.0 due to certain equipment and project delays related to hub projects.

Net Cash Used in Financing Activities

The fluctuations in net cash used in financing activities were due to changes in the level of our dividend payments and in the level of common stock purchases. These amounts were partially offset by the exercise of stock options and net payments (proceeds) from debt obligations. Net cash used in financing activities in dollars and as a percentage of earnings were as follows:

		2022	2021
Cash dividends paid	$	711.3	643.7
% of net earnings		*65.4%*	*69.6%*
Purchases of common stock		237.8	—
% of net earnings		*21.9%*	*—%*
Total returned to shareholders	$	949.1	643.7
% of net earnings		*87.3%*	*69.6%*
Proceeds from the exercise of stock options	$	(9.2)	(31.6)
% of net earnings		*-0.8%*	*-3.4%*
Debt obligations (proceeds) payments, net	$	(165.0)	15.0
% of net earnings		*-15.2%*	*1.6%*
Net cash used	$	774.9	627.1
% of net earnings		*71.3%*	*67.8%*

Stock Purchases

In 2022, we purchased 5,000,000 shares of our common stock at an average price of approximately $47.58 per share. In 2021, we did not purchase any shares of our common stock.

We had authority to purchase up to 6,200,000 additional shares of our common stock under the July 12, 2022 authorization. This authorization did not have an expiration date.

Dividends

We declared a quarterly dividend of $0.35 per share on January 18, 2023. In 2022, we paid aggregate annual dividends per share of $1.24. In 2021, we paid aggregate annual dividends per share of $1.12.

Debt

Our borrowings under the Credit Facility and Master Note Agreement peaked during each quarter of 2022 as follows:

Peak borrowings		2022
First quarter	$	525.0
Second quarter		595.0
Third quarter		650.0
Fourth quarter		710.0

Effects of Inflation

In 2022, we began to observe easing in inflationary pressures for metals (especially steel), energy, and transportation services (especially overseas containers and shipping). However, this did not translate into a reduction in inflationary pressures on our financial results for two reasons. First, inflationary pressures accelerated through 2021, and many periods in 2022 were comparing to lower cost levels in the preceding year. Second, we have a long supply chain for many products, and it can take several quarters from when inflationary pressures begin to recede for the effect to impact our earnings results. In 2022, we increased prices, sought alternative sources for products and services, and consolidated spend for products and services as a means of mitigating inflation. However, higher product and transportation costs did have a slightly negative effect on our gross margin percentage for the full year.

Critical Accounting Estimates

In preparing our consolidated financial statements in conformity with U.S. GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of relevant circumstances, historical experience, and actuarial valuations. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

Our most significant accounting policies, including Revenue Recognition and Inventories, are described in Note 1 of the Notes to Consolidated Financial Statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments, or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our most critical accounting estimates include the following:

Allowance for Credit Losses – This reserve is for accounts receivable balances that are potentially uncollectible. The allowance for credit losses is based on an income statement approach which adjusts the ending balance sheet to take into consideration expected losses over the contractual lives of the receivables, considering factors such as historical data as a basis for future expected losses. If business or economic conditions change, our estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required reserves have not varied materially from estimated amounts.

Inventory valuation – Adjustments to the valuation of inventory are based on an analysis of inventory trends including reviews of inventory levels, sales information, and the on-hand quantities relative to the sales history for the product. Our methodology for estimating whether adjustments are necessary is continually evaluated for factors including significant changes in product demand, market conditions, condition of the inventory, or liquidation value. If business or economic conditions change, our estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts.

General insurance reserves – These reserves are for general claims related to workers' compensation, property and casualty losses, and other general liability self-insured losses. The reserves are based on an analysis of reported claims and claims incurred but not yet reported related to our historical claim trends. We perform ongoing reviews of our insured and uninsured risks and use this information to establish appropriate reserve levels. We analyze historical trends, claims experience, and loss development patterns to ensure the appropriate loss development factors are applied to the incurred costs associated with the claims made. Historically, actual required reserves have not varied materially from estimated amounts.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements, if any, is contained in Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks from changes in foreign currency exchange rates, commodity steel pricing, commodity energy prices, and interest rates. Changes in these factors cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to these market risks as follows:

Import shipping costs – We import a significant quantity of our products, particularly fasteners and private label products, from foreign suppliers, primarily in Asia. As a result, we incur costs related to shipping charges, duties, harbor fees, and sundry other expenses involved in the movement of product for sale in North America and our other global locations. These costs are embedded in our product values, and significant fluctuations can affect our product gross profit depending on what mitigating actions might be taken. The most significant contributor to these fluctuations is the cost of overseas shipping containers. During 2023, the cost of overseas shipping containers was below the prior year. We estimate the effect on our net earnings related to import shipping costs was $23.0 to $28.0 in 2023.

Commodity steel prices – We buy and sell various types of steel products; these products consist primarily of different types of fasteners and related hardware. We are exposed to the impacts of commodity steel pricing and our related ability to pass through the impacts to our end customers. During 2023, the price of steel as reflected in many market indexes has been below prior year levels, though in most cases price levels have stabilized in recent periods and the rate of decline is moderating. Due to our long supply chain, changes in the cost of steel can take a number of quarters to be reflected in our financial results. Further, the cost of the raw material is generally a small part of the total value of the steel products that we sell, which can also diminish the impact of cost changes for the raw material. We estimate the effect on our net earnings related to commodity steel prices was immaterial in 2023.

Commodity energy prices – We have market risk for changes in prices of oil, gasoline, diesel fuel, natural gas, and electricity. As reflected in many market indexes, energy prices during 2023 were generally below prior year levels, which contributed to lower costs for fuel consumed in our vehicles and lower utility costs at our facilities. Total direct fuel consumption is a relatively minor cost to the company and, as a result, we estimate the effect on our net earnings related to commodity energy prices was immaterial in 2023.

Fossil fuels are also often a key feedstock for chemicals and plastics that comprise a key raw material for many products that we sell. During 2023, prices for fossil fuels were generally below prior year levels. The cost of the raw material is generally a small part of the total value of the products that we sell, which can diminish the impact of cost changes for the raw material. As a result, we estimate the effect on our net earnings related to materials for which fossil fuels are a feedstock was immaterial in 2023.

Foreign currency exchange rates – Foreign currency fluctuations can affect our net investments, our operations in countries other than the U.S., and earnings denominated in foreign currencies. Historically, our primary exchange rate exposure has been with the Canadian dollar against the United States dollar. Our estimated net earnings exposure for foreign currency exchange rates was not material at year end. We have not historically hedged our foreign currency risk given that exposure to date has not been material. We estimate the effect on our sales and net earnings related to changes in foreign exchange rates was $18.7 and immaterial, respectively, in 2023.

Interest rates - Loans under our Credit Facility bear interest at floating rates. As a result, changes in such rates can affect our operating results and liquidity to the extent we do not have effective interest rate swap arrangements in place. We have not historically used interest rate swap arrangements to hedge the variable interest rates under our Credit Facility. A one percentage point increase to our floating rate debt in 2023 would have resulted in approximately $0.6 of additional interest expense. A description of our Credit Facility is contained in Note 9 of the Notes to Condensed Consolidated Financial Statements.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Fastenal Company:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule II — valuation and qualifying accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over inventory quantities at in-market locations

As disclosed in the consolidated balance sheet, the Company held $1,522.7 million of inventory, the majority of which was held at 3,419 in-market locations, as of December 31, 2023. The Company's processes to track and determine consolidated inventory relies on a perpetual inventory system which involves the interaction of information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence obtained related to the quantities of inventory at in-market locations as a critical audit matter. Evaluating the sufficiency of audit evidence over quantities of inventory at in-market locations required challenging auditor judgment to assess the number of in-market locations visited and included the involvement of IT professionals with specialized skills and knowledge due to the interaction of IT systems that track physical inventory quantities by location.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included IT application controls, as well as certain controls related to access to programs and data, program changes, and computer operations. It also included certain controls related to the Company's physical inventory cycle counts. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT controls, inclusive of the interface of IT systems, which support the Company's perpetual inventory system. We applied auditor judgment in the determination of the locations to test the Company's inventory quantities by evaluating:

- Homogeneity of the locations;
- Historical inventory locations we have visited and results of prior physical counts;
- Inventory dollars by location; and
- The Company's inventory cycle count results, including the results of monitoring and compliance with cycle count program by in-market location.

We tested the existence and completeness of inventory by counting inventory quantities on a sample basis through in-market location visits during the year to evaluate the Company's perpetual inventory records. In addition, we evaluated the overall sufficiency of audit evidence obtained over the quantities of inventory at in-market locations.

/s/   KPMG LLP

We have served as the Company's auditor since 1987.

Minneapolis, Minnesota
February 6, 2024

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in millions except share information)

		December 31	
		2023	2022
Assets			
Current assets:			
Cash and cash equivalents	$	**221.3**	230.1
Trade accounts receivable, net of allowance for credit losses of $6.4 and $8.3, respectively		**1,087.6**	1,013.2
Inventories		**1,522.7**	1,708.0
Prepaid income taxes		**17.5**	8.1
Other current assets		**171.8**	165.4
Total current assets		**3,020.9**	3,124.8
Property and equipment, net		**1,011.1**	1,010.0
Operating lease right-of-use assets		**270.2**	243.0
Other assets		**160.7**	170.8
Total assets	$	**4,462.9**	4,548.6
Liabilities and Stockholders' Equity			
Current liabilities:			
Current portion of debt	$	**60.0**	201.8
Accounts payable		**264.1**	255.0
Accrued expenses		**241.0**	241.1
Current portion of operating lease liabilities		**96.2**	91.9
Total current liabilities		**661.3**	789.8
Long-term debt		**200.0**	353.2
Operating lease liabilities		**178.8**	155.2
Deferred income taxes		**73.0**	83.7
Other long-term liabilities		**1.0**	3.5
Commitments and contingencies (Notes 5, 8, 9, and 10)			
Stockholders' equity:			
Preferred stock: $0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding		—	—
Common stock: $0.01 par value, 800,000,000 shares authorized, 571,982,367 and 570,811,674 shares issued and outstanding, respectively		**5.7**	5.7
Additional paid-in capital		**41.0**	3.6
Retained earnings		**3,356.9**	3,218.7
Accumulated other comprehensive loss		**(54.8)**	(64.8)
Total stockholders' equity		**3,348.8**	3,163.2
Total liabilities and stockholders' equity	$	**4,462.9**	4,548.6

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings
(Amounts in millions except earnings per share)
For the year ended December 31

		2023	2022	2021
Net sales	$	7,346.7	6,980.6	6,010.9
Cost of sales		3,992.2	3,764.8	3,233.7
Gross profit		3,354.5	3,215.8	2,777.2
Operating and administrative expenses		1,825.8	1,762.2	1,559.8
Operating income		1,528.7	1,453.6	1,217.4
Interest income		4.1	0.7	0.1
Interest expense		(10.8)	(14.3)	(9.7)
Earnings before income taxes		1,522.0	1,440.0	1,207.8
Income tax expense		367.0	353.1	282.8
Net earnings	$	1,155.0	1,086.9	925.0
Basic net earnings per share	$	2.02	1.89	1.61
Diluted net earnings per share	$	2.02	1.89	1.60
Basic weighted average shares outstanding		571.3	573.8	574.8
Diluted weighted average shares outstanding		573.0	575.6	577.1

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
(Amounts in millions)
For the year ended December 31

		2023	2022	2021
Net earnings	$	**1,155.0**	1,086.9	925.0
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments (net of tax of $0.0 in 2023, 2022, and 2021)		**10.0**	(34.1)	(9.5)
Comprehensive income	$	**1,165.0**	1,052.8	915.5

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(Amounts in millions except per share information)

		2023	2022	2021
Common stock				
Balance at beginning of year	$	**5.7**	5.8	5.7
Stock options exercised		**0.0**	(0.1)	0.1
Balance at end of year		**5.7**	5.7	5.8
Additional paid-in capital				
Balance at beginning of year		**3.6**	96.2	59.1
Stock options exercised		**30.1**	9.3	31.5
Purchases of common stock		**—**	(109.1)	—
Stock-based compensation		**7.3**	7.2	5.6
Balance at end of year		**41.0**	3.6	96.2
Retained earnings				
Balance at beginning of year		**3,218.7**	2,970.9	2,689.6
Net earnings		**1,155.0**	1,086.9	925.0
Cash dividends paid		**(1,016.8)**	(711.3)	(643.7)
Translation adjustment upon merger of foreign subsidiary		**—**	0.9	—
Purchases of common stock		**—**	(128.7)	—
Balance at end of year		**3,356.9**	3,218.7	2,970.9
Accumulated other comprehensive income (loss)				
Balance at beginning of year		**(64.8)**	(30.7)	(21.2)
Other comprehensive income (loss)		**10.0**	(34.1)	(9.5)
Balance at end of year		**(54.8)**	(64.8)	(30.7)
Total stockholders' equity	$	**3,348.8**	3,163.2	3,042.2
Cash dividends paid per share of common stock	$	**1.78**	1.24	1.12

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Amounts in millions)
For the year ended December 31

		2023	2022	2021
Cash flows from operating activities:				
Net earnings	$	1,155.0	1,086.9	925.0
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation of property and equipment		166.6	165.9	159.9
(Gain) loss on sale of property and equipment		(4.3)	1.1	(1.1)
Bad debt expense (recoveries)		2.2	(1.8)	2.5
Deferred income taxes		(10.7)	(4.9)	(13.7)
Stock-based compensation		7.3	7.2	5.6
Amortization of intangible assets		10.7	10.7	10.8
Changes in operating assets and liabilities:				
Trade accounts receivable		(72.3)	(119.8)	(135.2)
Inventories		189.1	(198.0)	(189.5)
Other current assets		(6.4)	22.7	(47.8)
Accounts payable		8.4	21.9	26.1
Accrued expenses		(0.6)	(57.2)	26.2
Income taxes		(9.4)	0.4	(1.8)
Other		(2.9)	5.9	3.1
Net cash provided by operating activities		1,432.7	941.0	770.1
Cash flows from investing activities:				
Purchases of property and equipment		(172.8)	(173.8)	(156.6)
Proceeds from sale of property and equipment		12.2	11.4	8.4
Other		(0.6)	(0.6)	(0.3)
Net cash used in investing activities		(161.2)	(163.0)	(148.5)
Cash flows from financing activities:				
Proceeds from debt obligations		880.0	1,795.0	525.0
Payments against debt obligations		(1,175.0)	(1,630.0)	(540.0)
Proceeds from exercise of stock options		30.1	9.2	31.6
Purchases of common stock		—	(237.8)	—
Cash dividends paid		(1,016.8)	(711.3)	(643.7)
Net cash used in financing activities		(1,281.7)	(774.9)	(627.1)
Effect of exchange rate changes on cash and cash equivalents		1.4	(9.2)	(4.0)
Net decrease in cash and cash equivalents		(8.8)	(6.1)	(9.5)
Cash and cash equivalents at beginning of year		230.1	236.2	245.7
Cash and cash equivalents at end of year	$	221.3	230.1	236.2
Supplemental information:				
Cash paid for interest	$	12.2	13.3	9.9
Net cash paid for income taxes	$	383.0	354.1	294.0

See accompanying Notes to Consolidated Financial Statements.

57

Note 1. Business Overview and Summary of Significant Accounting Policies

Business Overview

Fastenal is a leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of branches and Onsite locations. Collectively, we refer to our branches and Onsite locations as in-market locations. We have more than 3,400 in-market locations located primarily in North America.

Principles of Consolidation

The consolidated financial statements include the accounts of Fastenal Company and its subsidiaries (collectively, referred to as Fastenal or by terms such as we, our, or us). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Net sales include products and shipping and handling charges, net of estimates for product returns and any related sales incentives. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products. All revenue is recognized when or as we satisfy our performance obligations under the contract. We recognize revenue by transferring control of the promised products to the customer, with the majority of revenue recognized at the point in time the customer obtains control of the products. We recognize revenue for shipping and handling charges at the time the products are delivered to or picked up by the customer. We estimate product returns based on historical return rates. Using probability assessments, which are based on known inputs at year-end, we estimate sales incentives expected to be paid over the term of the contract. The majority of our contracts have a single performance obligation and are short term in nature. Sales taxes and value added taxes in foreign jurisdictions that are collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

Accounts Receivable

Credit is extended based upon an evaluation of the customer's financial condition. Accounts receivable are stated at their estimated net realizable value. The allowance for credit losses is based on an income statement approach which adjusts the ending balance sheet to take into consideration expected losses over the contractual lives of the receivables, considering factors such as historical data as a basis for future expected losses.

Foreign Currency Translation and Transactions

The functional currency of our foreign operations is typically the applicable local currency. The functional currency is translated into United States dollars for balance sheet accounts, except retained earnings, using current exchange rates as of the balance sheet date, for retained earnings at historical exchange rates, and for revenue and expense accounts using a weighted average exchange rate during the applicable period. The translation adjustments are deferred as a separate component of stockholders' equity captioned accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in foreign currencies are included in cost of sales or operating and administrative expenses.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories, consisting of finished goods merchandise held for resale, are stated at the lower of cost (first in, first out method) or net realizable value. We record valuation adjustments for excess, slow-moving, and obsolete inventory that are equal to the difference between the cost and estimated net realizable value for that inventory. These estimates are based on a review and comparison of the current inventory levels to projected and historical sales of inventory.

Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property.

Leases

We determine if an arrangement contains a lease at inception. Operating leases are included in our operating lease right-of-use (ROU) assets, the current portion of operating lease liabilities, and the operating lease liabilities in our Consolidated Balance Sheets.

The ROU assets represent our right to control the use of an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The operating lease ROU assets also include any prepaid lease payments made and exclude lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Many of our leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components for all leases. Our pick-up truck leases typically have a non-cancelable lease term of less than one year and therefore, we have elected the practical expedient to exclude these short-term leases from our ROU assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion; therefore, the majority of renewals to extend the lease terms are not included in our ROU assets and lease liabilities as they are not reasonably certain of exercise. We regularly evaluate the renewal options and when they are reasonably certain of exercise, we include the renewal period in our lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. We have a centrally managed treasury function; therefore, based on the applicable lease terms and the current economic environment, we apply a portfolio approach for determining the incremental borrowing rate.

Long-Lived Assets

Long-lived assets consist of net property and equipment, operating lease right-of-use assets, prepaid deposits, goodwill, and definite-lived intangible assets, and are reviewed for impairment whenever an event or change in circumstance indicates that the carrying amount of the asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as necessary. There were no impairments recorded during any of the three years reported in these consolidated financial statements.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is reviewed for impairment annually. The identifiable intangible assets are amortized on a straight-line basis over their estimated life.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent liabilities. Actual results could differ from those estimates.

Insurance Reserves

We are self-insured for certain losses relating to workers' compensation, automobile, health, and general liability costs. Specific stop-loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Self-insurance liabilities are based on our estimate of reported claims and claims incurred but not yet reported.

Product Warranties

We offer a basic limited warranty for certain of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We typically recoup these costs through product warranties we hold with the original equipment manufacturers. Our warranty expense has historically been minimal.

Stock-Based Compensation

We estimate the fair value of stock options as of the date of the grant using a Black-Scholes valuation model. Stock-based compensation expense equal to the grant date fair value is recognized on a straight-line basis over the vesting period. Our stock-based compensation expense is recorded in operating and administrative expenses.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of common stock outstanding includes the incremental shares assumed to be issued upon the exercise of stock options considered to be 'in-the-money' (i.e., when the market price of our stock is greater than the exercise price of our outstanding stock options).

Segment Reporting

We have determined that for our North American regions we meet the aggregation criteria outlined in the accounting standards as these regions have similar: (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Considering our operations outside of North America represent less than 10% of our net sales, net earnings, or assets, we report as a single business segment.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances reporting requirements under Topic 280. The enhanced disclosure requirements include: title and position of the Chief Operating Decision Maker (CODM), significant segment expenses provided to the CODM, extending certain annual disclosures to interim periods, clarifying single reportable segment entities must apply ASC 280 in its entirety, and permitting more than one measure of segment profit or loss to be reported under certain circumstances. This change is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. This change will apply retrospectively to all periods presented.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The new guidance requires consistent categorization and greater disaggregation of information in the rate reconciliation, as well as further disaggregation of income taxes paid. This change is effective for annual periods beginning after December 15, 2024. This change will apply on a prospective basis to annual financial statements for periods beginning after the effective date. However, retrospective application in all prior periods presented is permitted.

Note 2. Revenue

Disaggregation of Revenue

The accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Revenues are attributed to countries based on the selling location from which the sale occurred. During 2023, 2022, and 2021, no single customer represented 5% or more of our consolidated net sales.

Our revenues related to the following geographic areas were as follows for the periods ended December 31:

	Twelve-month Period		
	2023	2022	2021
United States	$ **6,139.8**	5,867.1	5,033.3
% of revenues	*83.6%*	*84.0%*	*83.7%*
Canada and Mexico	**981.9**	884.4	749.0
% of revenues	*13.4%*	*12.7%*	*12.5%*
North America	**7,121.7**	6,751.5	5,782.3
% of revenues	*97.0%*	*96.7%*	*96.2%*
All other foreign countries	**225.0**	229.1	228.6
% of revenues	*3.0%*	*3.3%*	*3.8%*
Total revenues	$ **7,346.7**	6,980.6	6,010.9

The percentages of our sales by end market were as follows for the periods ended December 31:

	Twelve-month Period		
	2023	2022	2021
Manufacturing	**74.3%**	72.2%	68.9%
Non-residential construction	**9.1%**	10.3%	11.1%
Other	**16.6%**	17.5%	20.0%
	100.0%	100.0%	100.0%

The percentages of our sales by product line were as follows for the periods ended December 31:

Type	Introduced	Twelve-month Period		
		2023	2022	2021
Fasteners [1]	1967	**32.4%**	34.0%	33.3%
Tools	1993	**8.5%**	8.4%	8.5%
Cutting tools	1996	**5.3%**	5.0%	5.0%
Hydraulics & pneumatics	1996	**6.7%**	6.5%	6.4%
Material handling	1996	**5.6%**	5.7%	5.6%
Janitorial supplies	1996	**8.4%**	8.0%	8.2%
Electrical supplies	1997	**4.6%**	4.4%	4.3%
Welding supplies	1997	**4.1%**	3.9%	3.8%
Safety supplies	1999	**21.2%**	20.8%	21.2%
Other		**3.2%**	3.3%	3.7%
		100.0%	100.0%	100.0%

[1] The fastener product line represents fasteners and miscellaneous supplies.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

Note 3. Long-Lived Assets

The accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of net property and equipment, operating lease right-of-use assets, prepaid deposits, goodwill, and definite-lived intangible assets.

Property and equipment at year end consisted of the following:

	Depreciable Life in Years	2023	2022
Land	—	$ 67.2	67.5
Buildings and improvements	15 to 40	525.1	509.2
Automated distribution and warehouse equipment	5 to 30	271.7	269.2
Shelving, industrial vending, and equipment	3 to 10	1,366.5	1,283.8
Transportation equipment	3 to 5	98.3	85.7
Construction in progress	—	107.8	96.0
		2,436.6	2,311.4
Less accumulated depreciation		(1,425.5)	(1,301.4)
Property and equipment, net		$ 1,011.1	1,010.0

Our long-lived assets related to the following geographic areas at year end:

	2023	2022
United States	$ 1,314.2	1,303.4
Canada and Mexico	87.2	80.4
North America	1,401.4	1,383.8
All other foreign countries	40.6	40.0
Total long-lived assets	$ 1,442.0	1,423.8

Note 4. Accrued Expenses

Accrued expenses at year end consisted of the following:

	2023	2022
Employee payroll and related taxes	$ 15.2	12.8
Employee bonuses and commissions	32.3	32.7
Profit sharing contribution	23.1	22.1
Insurance reserves	40.1	40.4
Indirect taxes	36.1	40.3
Customer promotions and marketing	63.3	60.6
Other	30.9	32.2
Accrued expenses	$ 241.0	241.1

Note 5. Stockholders' Equity

Dividends

On January 17, 2024, our board of directors declared a quarterly dividend of $0.39 per share of common stock to be paid in cash on February 29, 2024 to shareholders of record at the close of business on February 1, 2024. In 2023, we paid aggregate annual cash dividends per share of $1.78, which included a special, one-time dividend of $0.38 per share. We paid aggregate annual cash dividends per share of $1.24 and $1.12 in 2022 and 2021, respectively.

Stock Options

Effective January 2, 2024, the compensation committee of our board of directors granted to our employees options to purchase a total of 764,195 shares of our common stock at an exercise price of $64.00 per share. On the same date, certain of our non-employee directors received options to acquire a total of 50,717 shares of our common stock at an exercise price of $64.00 per share. The closing stock price on the effective date of the grants was $63.55 per share.

The following tables summarize the details of options granted under our stock option plans that were still outstanding as of December 31, 2023, and the assumptions used to value those grants. All such grants were effective at the close of business on the date of grant.

Date of Grant	Options Granted	Option Exercise Price	Closing Stock Price on Date of Grant	December 31, 2023 Options Outstanding	Options Exercisable
January 3, 2023	**1,071,943**	**$ 48.00**	**$ 47.400**	**989,048**	**70,562**
January 3, 2022	713,438	$ 62.00	$ 61.980	611,848	53,355
January 4, 2021	741,510	$ 48.00	$ 47.650	591,206	211,323
January 2, 2020	902,263	$ 38.00	$ 37.230	658,884	322,242
January 2, 2019	1,316,924	$ 26.00	$ 25.705	758,611	451,061
January 2, 2018	1,087,936	$ 27.50	$ 27.270	541,026	419,460
January 3, 2017	1,529,578	$ 23.50	$ 23.475	523,828	426,290
April 19, 2016	1,690,880	$ 23.00	$ 22.870	245,075	188,177
April 21, 2015	1,786,440	$ 21.00	$ 20.630	54,552	54,552
Total	10,840,912			4,974,078	2,197,022

Date of Grant	Risk-free Interest Rate	Expected Life of Option in Years	Expected Dividend Yield	Expected Stock Volatility	Estimated Fair Value of Stock Option
January 3, 2023	**4.0%**	**5.00**	**2.6%**	**29.58%**	**$ 11.62**
January 3, 2022	1.3%	5.00	1.7%	28.52%	$ 13.68
January 4, 2021	0.4%	5.00	2.0%	29.17%	$ 9.57
January 2, 2020	1.7%	5.00	2.4%	25.70%	$ 6.81
January 2, 2019	2.5%	5.00	2.9%	23.96%	$ 4.40
January 2, 2018	2.2%	5.00	2.3%	23.45%	$ 5.02
January 3, 2017	1.9%	5.00	2.6%	24.49%	$ 4.20
April 19, 2016	1.3%	5.00	2.6%	26.34%	$ 4.09
April 21, 2015	1.3%	5.00	2.7%	26.84%	$ 3.68

All of the options in the tables above vest and become exercisable over a period of up to eight years. Generally, each option will terminate approximately 10 years after the grant date.

The fair value of each share-based option is estimated on the date of grant using a Black-Scholes valuation method that uses the assumptions listed above. The risk-free interest rate is based on the U.S. Treasury rate over the expected life of the option at the time of grant. The expected life is the average length of time over which we expect the employee groups will exercise their options, net of forfeitures, which is based on historical experience with similar grants. The dividend yield is estimated over the expected life of the option based on our current dividend payout, historical dividends paid, and expected future cash dividends. Expected stock volatilities are based on the movement of our stock price over the most recent historical period equivalent to the expected life of the option.

A summary of activities under our stock option plans consisted of the following:

	Options Outstanding	Exercise Price [1]	Remaining Life [2]
Outstanding as of January 1, 2023	5,374,736	$ 34.37	5.66
Granted	1,071,943	$ 48.00	9.00
Exercised	(1,170,693)	$ 25.69	
Cancelled/forfeited	(301,908)	$ 45.00	
Outstanding as of December 31, 2023	4,974,078	$ 38.70	5.99
Exercisable as of December 31, 2023	2,197,022	$ 30.88	4.54

	Options Outstanding	Exercise Price [1]	Remaining Life [2]
Outstanding as of January 1, 2022	5,173,270	$ 30.23	6.08
Granted	713,438	$ 62.00	9.00
Exercised	(346,992)	$ 26.78	
Cancelled/forfeited	(164,980)	$ 40.00	
Outstanding as of December 31, 2022	5,374,736	$ 34.37	5.66
Exercisable as of December 31, 2022	2,437,636	$ 27.14	4.30

[1] Weighted average exercise price.
[2] Weighted average remaining contractual life in years.

The total intrinsic value of stock options exercised during the years ended December 31, 2023, 2022, and 2021 was $38.1, $10.2, and $38.8, respectively. The intrinsic value represents the difference between the exercise price and fair value of the underlying shares at the date of exercise.

At December 31, 2023, there was $16.6 of total unrecognized stock-based compensation expense related to outstanding unvested stock options granted under the employee stock option plan. This expense is expected to be recognized over a weighted average period of 4.18 years. Any future change in estimated forfeitures will impact this amount. The total grant date fair value of stock options vested under our employee stock option plan during 2023, 2022, and 2021 was $5.3, $5.2, and $4.8, respectively.

Total stock-based compensation expense related to our employee stock option plan was $7.3, $7.2, and $5.6 for 2023, 2022, and 2021, respectively.

Shares Outstanding

Shares of common stock outstanding were as follows:

	2023	2022	2021
Balance at beginning of year	570,811,674	575,464,682	574,159,575
Stock options exercised	1,170,693	346,992	1,305,107
Purchases of common stock	—	(5,000,000)	—
Balance at end of year	571,982,367	570,811,674	575,464,682

Earnings Per Share

The following tables present a reconciliation of the denominators used in the computation of basic and diluted earnings per share and a summary of the options to purchase shares of common stock which were excluded from the diluted earnings per share calculation because they were anti-dilutive:

Reconciliation	2023	2022	2021
Basic weighted average shares outstanding	571,271,846	573,777,790	574,808,030
Weighted shares assumed upon exercise of stock options	1,736,762	1,845,324	2,309,026
Diluted weighted average shares outstanding	573,008,608	575,623,114	577,117,056

Summary of Anti-dilutive Options Excluded	2023	2022	2021
Options to purchase shares of common stock	1,568,460	1,335,898	678,310
Weighted average exercise prices of options	$ 53.80	55.25	48.00

Any dilutive impact summarized above related to periods when the average market price of our stock exceeded the exercise price of the potentially dilutive stock options then outstanding.

Note 6. Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan covers all of our employees in the United States. Our employees in Canada may participate in a Registered Retirement Savings Plan. The general purpose of both of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings contributions. In addition to the participation of our employees, we make annual profit sharing contributions based on an established formula. The expense recorded under this profit sharing formula was approximately $23.1, $22.1, and $17.4 for 2023, 2022, and 2021, respectively.

Note 7. Income Taxes

Earnings before income taxes were derived from the following sources:

	2023	2022	2021
Domestic	$ 1,392.7	1,335.7	1,100.3
Foreign	129.3	104.3	107.5
Earnings before income taxes	$ 1,522.0	1,440.0	1,207.8

Components of income tax expense (benefit) were as follows:

	2023			2022			2021		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 273.3	(9.2)	264.1	267.6	(5.0)	262.6	214.3	(11.4)	202.9
State	59.6	(1.3)	58.3	58.0	(1.1)	56.9	46.7	(1.7)	45.0
Foreign	44.9	(0.3)	44.6	35.0	(1.4)	33.6	34.1	0.8	34.9
Income tax expense	$ 377.8	(10.8)	367.0	360.6	(7.5)	353.1	295.1	(12.3)	282.8

Income tax expense in the accompanying consolidated financial statements differed from the expected expense as follows:

	2023		2022		2021	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory income tax	$ 319.6	21.0%	$ 302.4	21.0%	$ 253.6	21.0%
State income taxes, net of federal benefit	$ 45.1	3.0%	$ 45.6	3.2%	$ 34.9	2.9%
Other, net	$ 2.3	0.1%	$ 5.1	0.3%	$ (5.7)	-0.5%
Effective income tax rate	$ 367.0	24.1%	$ 353.1	24.5%	$ 282.8	23.4%

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at year end consisted of the following:

	2023	2022
Deferred income tax assets:		
Inventory costing and valuation methods	$ 5.6	6.7
Insurance reserves	8.3	8.6
Foreign net operating loss and credit carryforwards	3.0	2.6
Stock-based compensation	3.8	3.6
Operating lease liabilities	69.5	62.6
Section 174 capitalization	7.4	3.4
Other, deferred tax assets	9.4	9.6
Total deferred income tax assets	107.0	97.1
Less: Valuation allowances	(2.2)	(1.8)
Total net deferred income tax assets	104.8	95.3
Property and equipment	(95.4)	(102.6)
Operating lease ROU assets	(68.3)	(61.5)
Prepaid expenses	(3.5)	(3.5)
Other, deferred tax liabilities	(0.4)	(1.3)
Total deferred income tax liabilities	(167.6)	(168.9)
Net deferred income tax liabilities	$ (62.8)	(73.6)

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows:

	2023	2022
Balance at beginning of year:	$ 10.1	7.4
Increase related to prior year tax positions	5.6	3.5
Increase related to current year tax positions	0.6	0.6
Decrease related to statute of limitation lapses	(6.1)	(0.9)
Settlements	—	(0.5)
Balance at end of year:	$ 10.2	10.1

Included in the liability for gross unrecognized tax benefits is $3.8 as of December 31, 2023 and $0.7 as of December 31, 2022 for interest and penalties, both of which we classify as a component of income tax expense. The amount of unrecognized tax benefits that would favorably impact the effective tax rate, if recognized, is $9.2 as of December 31, 2023 and $8.6 as of December 31, 2022. We believe it is reasonably possible that a decrease of up to $1.4 in unrecognized tax benefits may be recognized by the end of 2024 as a result of the lapse of the statute of limitations. The 2023 and 2022 liability is included in deferred income taxes in the Consolidated Balance Sheets.

We file income tax returns in the United States federal jurisdiction, all states, and various local and foreign jurisdictions. We are no longer subject to income tax examinations by taxing authorities for taxable years before 2020 in the case of United States federal examinations, and with limited exception, before 2018 in the case of foreign, state, and local examinations.

In general, it is our practice and intention to permanently reinvest the earnings of our foreign subsidiaries and repatriate earnings only when the tax impact is zero or very minimal. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of our approximately $514.7 of undistributed earnings from foreign subsidiaries to the U.S. as those earnings continue to be permanently reinvested.

Note 8. Operating Leases

We lease space under non-cancelable operating leases for several distribution centers, several manufacturing locations, and certain branch locations. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions. We also lease certain semi-tractors, pick-up trucks, and computer equipment under operating leases.

Certain operating leases for pick-up trucks contain residual value guarantee provisions which would generally become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value guarantee related to these leases was approximately $118.4. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

The cost components of our operating leases were as follows for the periods ended December 31:

	2023			2022			2021		
	Leased Facilities and Equipment	Leased Vehicles	Total	Leased Facilities and Equipment	Leased Vehicles	Total	Leased Facilities and Equipment	Leased Vehicles	Total
Operating lease cost	$ **99.4**	**18.2**	**117.6**	96.8	14.7	111.5	99.7	13.7	113.4
Variable lease cost	**10.5**	**1.6**	**12.1**	9.7	1.5	11.2	10.4	1.3	11.7
Short-term lease cost	—	**23.7**	**23.7**	—	26.6	26.6	—	19.2	19.2
Total	$ **109.9**	**43.5**	**153.4**	106.5	42.8	149.3	110.1	34.2	144.3

Variable lease costs are excluded from ROU assets and lease liabilities and consist primarily of taxes, insurance, and common area or other maintenance costs for our leased facilities and equipment which are paid based on actual costs incurred by the lessor as well as variable mileage costs related to our leased vehicles.

Maturities of our lease liabilities for all operating leases were as follows as of December 31, 2023:

	Leased Facilities and Equipment	Leased Vehicles	Total
2024	$ 86.1	14.2	100.3
2025	65.1	12.1	77.2
2026	43.3	8.9	52.2
2027	26.5	5.1	31.6
2028	14.7	3.1	17.8
2029 and thereafter	13.0	1.5	14.5
Total lease payments	$ 248.7	44.9	293.6
Less: Imputed interest	(15.2)	(3.4)	(18.6)
Present value of lease liabilities	$ 233.5	41.5	275.0

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows for the periods ended December 31:

Remaining lease term and discount rate:	**2023**	2022
Weighted average remaining lease term (years)		
Leased facilities and equipment	**3.76**	3.57
Leased vehicles	**3.77**	2.66
Weighted average discount rate		
Lease facilities and equipment	**3.07%**	2.07%
Leased vehicles	**4.03%**	2.47%

Supplemental cash flow information related to our operating leases was as follows for the periods ended December 31:

	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflow from operating leases	$ **115.7**	110.9	112.4
Leased assets obtained in exchange for new operating lease liabilities	**116.2**	89.4	103.6

Note 9. Debt Commitments

Credit Facility, Notes Payable, and Commitments

Debt obligations and letters of credit outstanding at year end consisted of the following:

	Average Interest Rate at December 31, 2023	Maturity Date	Debt Outstanding	
			2023	2022
Unsecured revolving credit facility	6.36%	September 28, 2027	$ —	225.0
Senior unsecured promissory notes payable, Series C	3.22%	March 1, 2024	**60.0**	60.0
Senior unsecured promissory notes payable, Series D	2.66%	May 15, 2025	**75.0**	75.0
Senior unsecured promissory notes payable, Series E	2.72%	May 15, 2027	**50.0**	50.0
Senior unsecured promissory notes payable, Series F	1.69%	June 24, 2023	**—**	70.0
Senior unsecured promissory notes payable, Series G	2.13%	June 24, 2026	**25.0**	25.0
Senior unsecured promissory notes payable, Series H	2.50%	June 24, 2030	**50.0**	50.0
Total			**260.0**	555.0
Less: Current portion of debt			**(60.0)**	(201.8)
Long-term debt			$ **200.0**	353.2
Outstanding letters of credit under unsecured revolving credit facility - contingent obligation			$ **32.7**	36.3

Unsecured Revolving Credit Facility

We have an $835.0 committed unsecured revolving credit facility (Credit Facility) with an uncommitted accordion option to increase the aggregate revolving commitment by an additional $365.0 for a total amount of $1,200.0. The Credit Facility includes a committed letter of credit subfacility of $55.0. Any borrowings outstanding under the Credit Facility for which we have the ability and intent to pay using cash within the next 12 months will be classified as a current liability. The Credit Facility contains certain financial and other covenants, and our right to borrow under the Credit Facility is conditioned upon, among other things, our compliance with these covenants. We are currently in compliance with these covenants.

Borrowings under the Credit Facility generally bear interest at a rate per annum equal to Daily Simple SOFR plus a 0.10% spread adjustment plus 0.95%. We pay a commitment fee for the unused portion of the Credit Facility. This fee is either 0.10% or 0.125% per annum based on our usage of the Credit Facility.

Senior Unsecured Promissory Notes Payable

We have issued senior unsecured promissory notes under our master note agreement (the Master Note Agreement) in the aggregate principal amount of $260.0 as of December 31, 2023. Our aggregate borrowing capacity under the Master Note Agreement is $900.0; however, none of the institutional investors party to that agreement are committed to purchase notes thereunder. There is no amortization of these notes prior to their maturity date and interest is payable quarterly. The notes currently issued under our Master Note Agreement, including the maturity date and fixed interest rate per annum of each series of note, are contained in the table above. The Master Note Agreement contains certain financial and other covenants and we are currently in compliance with these covenants.

Principal payments required on our outstanding indebtedness, based on the maturity dates defined within our long-term debt arrangements, for the succeeding five years, are displayed in the table below, as of December 31, 2023:

	Principal Payments
2024	$ 60.0
2025	75.0
2026	25.0
2027	50.0
2028	—
2029 and thereafter	50.0
Total	$ 260.0

Note 10. Legal Contingencies

We are involved in certain legal actions, including those that are ordinary routine litigation incidental to our business. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, that could require significant expenditures or result in lost revenues. We record a liability for these legal actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. As of December 31, 2023, there were no litigation matters that we consider to be probable or reasonably possible to have a material adverse outcome.

Note 11. Subsequent Events

We evaluated all subsequent event activity and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the Notes to Consolidated Financial Statements, with the exception of the dividend declaration and stock option activities disclosed in Note 5.

End of Notes to Consolidated Financial Statements

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Securities Exchange Act)). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under Item 9A is contained earlier in this Form 10-K under the heading 'Item 8, Financial Statements and Supplementary Data'.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

(i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)   provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2023. There was no change in the company's internal control over financial reporting during the company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

/s/ Daniel L. Florness	/s/ Holden Lewis
Daniel L. Florness	Holden Lewis
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Winona, Minnesota
February 6, 2024

ITEM 9B.   OTHER INFORMATION

None of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act) adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Securities Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fiscal quarter ended December 31, 2023.

We are reporting the following information in lieu of reporting on a Current Report on Form 8-K under Item 5.03 "Amendments to Articles of Incorporation or By-laws; Change in Fiscal Year" and Item 9.01 "Financial Statements and Exhibits."

On February 2, 2024, our board of directors amended and restated our by-laws as a result of a periodic review of best practices and the SEC's adoption of the universal proxy rules.

The amendments:

(i)   Make certain limited updates to the procedural mechanics for meetings of shareholders and clarify that the chair of a shareholder meeting may adjourn a meeting for any reason;

(ii)   Include express authorization of electronic and telephonic proxies and add a requirement that a shareholder soliciting proxies must use a proxy card color other than white, in order to avoid shareholder confusion; and

(iii)   Make various other conforming, technical, and non-substantive changes.

The foregoing description of the amended and restated by-laws is not complete and is qualified by reference to the full text of the amended and restated by-laws, a copy of which is filed as Exhibit 3.2 hereto and incorporated herein by reference.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

<center>**PART III**</center>

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated herein by reference is the information appearing under the headings 'Proposal #1—Election of Directors', 'Corporate Governance and Director Compensation—Board Leadership Structure and Committee Membership', 'Corporate Governance and Director Compensation—Other Board and Corporate Governance Matters: *Securities Trading Policy'*, 'Corporate Governance and Director Compensation—Audit Committee', and 'Corporate Governance and Director Compensation—Delinquent Section 16(a) Reports' in the Proxy Statement.

There have been no material changes to the procedures by which security holders may recommend nominees to the board of directors since our last report.

In January 2004, our board of directors adopted a supplement to our existing standards of conduct designed to qualify the standards of conduct as a code of ethics within the meaning of Item 406(b) of Regulation S-K promulgated by the SEC (Code of Ethics). The standards of conduct, as supplemented, apply to all of our directors, officers, and employees, including without limitation our chief executive officer, chief financial officer, principal accounting officer, and controller (if any), and persons performing similar functions (Senior Financial Officers). Those portions of the standards of conduct, as supplemented, that constitute a required element of a Code of Ethics are available without charge by submitting a request to us pursuant to the directions detailed under 'Does Fastenal have a Code of Conduct?' on the 'Investor FAQs' page of the 'Investor Relations' section of our website at www.fastenal.com. In the event we amend or waive any portion of the standards of conduct, as supplemented, that constitutes a required element of a Code of Ethics and such amendment or waiver applies to any of our Senior Financial Officers, we intend to post on our website at www.fastenal.com, within four business days after the date of such amendment or waiver, a brief description of such amendment or waiver, the name of each Senior Financial Officer to whom the amendment or waiver applies, and the date of the amendment or waiver.

Information about our Executive Officers

As of the date of filing this Form 10-K, the following individuals were executive officers of the Company:

Name	Employee of Fastenal Since	Age	Position
Daniel L. Florness	1996	60	President, Chief Executive Officer, and Director
Anthony P. Broersma	2003	44	Executive Vice President – Operations
William J. Drazkowski	1995	52	Executive Vice President – Sales
James C. Jansen	1992	53	Executive Vice President – Manufacturing
Holden Lewis	2016	54	Senior Executive Vice President and Chief Financial Officer
Sheryl A. Lisowski	1994	56	Executive Vice President – Chief Accounting Officer and Treasurer
Charles S. Miller	1999	49	Senior Executive Vice President – Sales
Noelle J. Oas	2015	39	Executive Vice President – Human Resources
John L. Soderberg	1993	52	Senior Executive Vice President – Information Technology
Jeffery M. Watts	1996	52	Chief Sales Officer

Mr. Florness has been our president and chief executive officer since January 2016. From December 2002 to December 2015, Mr. Florness was our executive vice president and chief financial officer. From June 1996 to November 2002, Mr. Florness was our chief financial officer. During his time as chief financial officer, Mr. Florness' responsibilities expanded beyond finance, including leadership of a portion of our manufacturing division, our product development and procurement, and the company's national accounts business. Mr. Florness has served as one of our directors since January 2016.

Mr. Broersma has been our executive vice president – operations since October 2023. Mr. Broersma's responsibilities include oversight of our supply chain, compliance, supplier development, content, property management, eCommerce, supply to fulfillment distribution, and logistics operations of the company. From June 2022 to October 2023, Mr. Broersma served as our senior vice president – operations. From February 2021 to June 2022, Mr. Broersma was our vice president of procurement and supply chain. From February 2016 to February 2021, Mr. Broersma served as our vice president of international operations, leading all global operations. From December 2012 to February 2016, Mr. Broersma was the regional vice president for our continental Europe locations, while living in the Czech Republic. From February 2011 to December 2012, Mr. Broersma served as the director of Asian operations, while living in Shanghai, China. From December 2007 to February 2011, Mr. Broersma served as the regional operations manager of our distribution center located in Scranton, PA. Mr. Broersma joined Fastenal in 2003 and, prior to 2007, served in various roles of increasing responsibility within our branch locations.

Mr. Drazkowski has been our executive vice president - sales since October 2019. Mr. Drazkowski's responsibilities include oversight of national accounts, government and industry specific sales, support, and development teams. From October 2019 to October 2023, Mr. Drazkowski oversaw our Western United States business. From December 2016 to September 2019, Mr. Drazkowski was executive vice president – national accounts sales. From October 2014 to December 2016, Mr. Drazkowski was our vice president – national accounts sales, from September 2013 to September 2014, he served as regional vice president of our Minnesota based region, and from November 2007 to August 2013, he served as one of our district managers. Prior to November 2007, Mr. Drazkowski served in various sales leadership roles at our company.

Mr. Jansen has been our executive vice president – manufacturing since January 2016. Mr. Jansen's responsibilities include oversight of our industrial services, quality assurance, aerospace, manufacturing operations, and EHS management. From December 2010 to December 2015, Mr. Jansen was our executive vice president - operations. From November 2007 to December 2010, Mr. Jansen was our executive vice president – internal operations. From May 2005 to November 2007, Mr. Jansen served as our leader of systems development (this role encompassed both information systems and distribution systems development). From April 2000 to April 2005, Mr. Jansen served as regional vice president of our Texas based region.

Mr. Lewis has been a senior executive vice president and the chief financial officer of Fastenal since December 2022. As chief financial officer, Mr. Lewis manages the company's finance, accounting, audit, and general counsel functions, and plays a central role in effectively executing and communicating company strategy, with a concentration on profitability, efficiency, and assets. He also oversees the company's M&A and Investor Relations efforts. From August 2016 to December 2022, Mr. Lewis served as our executive vice president and chief financial officer. He joined the company following a long career as a senior equity analyst covering industrials, including Fastenal, for full-service investment banks. Mr. Lewis held various senior roles with a variety of organizations in the investment banking industry from 1994 to July 2016.

Ms. Lisowski has been our executive vice president - chief accounting officer and treasurer since December 2020. From August 2016 to November 2020, Ms. Lisowski was our controller, chief accounting officer, and treasurer. Ms. Lisowski was our controller and chief accounting officer from October 2013 to August 2016, and also served as our interim chief financial officer from January 2016 to August 2016. From March 2007 to October 2013, Ms. Lisowski served as our controller – accounting operations. Ms. Lisowski joined Fastenal in 1994 and, prior to March 2007, served in various roles of increasing responsibility within our finance and accounting team.

Mr. Miller has been our senior executive vice president – sales since January 2020. Mr. Miller's responsibilities include sales and operational oversight of our United States business. From November 2015 to December 2019, Mr. Miller was one of our executive vice presidents – sales. From January 2009 to October 2015, Mr. Miller served as regional vice president of our southeast central region based primarily in Tennessee and Kentucky. Prior to January 2009, Mr. Miller served in various sales leadership roles at our company.

Ms. Oas has been our executive vice president – human resources since February 2023. As executive vice president – human resources, Ms. Oas manages the company's human resources department, which includes payroll, benefits, diversity and compliance, general insurance, and the Fastenal School of Business. From March 2015 to January 2023, she was our director of compliance – human resources. From 2010 to February 2015, Ms. Oas practiced employment law for a firm in Minneapolis, Minnesota and later acted as a solo practitioner in Winona, Minnesota.

Mr. Soderberg has been our senior executive vice president – information technology since December 2020. From May 2016 to November 2020, Mr. Soderberg was our executive vice president – information technology. From May 2014 to May 2016, Mr. Soderberg served as our executive vice president – sales operations and support. From April 2010 to May 2014, Mr. Soderberg was one of our vice presidents – sales. From April 2005 to April 2010, Mr. Soderberg served as regional vice president of our Seattle, Washington based region. Prior to April 2005, Mr. Soderberg served in various sales leadership roles in the mid-Atlantic area of our company.

Mr. Watts has been our chief sales officer since May 2023. Mr. Watts' responsibilities include providing oversight and guidance concerning the global sales activities of the company. From December 2016 to April 2023, Mr. Watts was our executive vice president – international sales. From March 2015 to December 2016, Mr. Watts was our vice president – international sales. From June 2005 to February 2015, he served as regional vice president of our Canadian region. Prior to June 2005, Mr. Watts served in various sales leadership roles at our company.

The executive officers are elected by our board of directors for a term of one year and serve until their successors are elected and qualified. None of our executive officers is related to any other such executive officer or to any of our directors.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Compensation Committee Interlocks and Insider Participation', 'Executive Compensation', and 'Corporate Governance and Director Compensation—Compensation of our Directors' in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the heading 'Security Ownership of Principal Shareholders and Management' in the Proxy Statement.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	4,974,078	$ 38.70	10,877,707
Equity compensation plans not approved by security holders	—	—	—
Total	4,974,078		10,877,707

[1] Reflects stock option awards issued and issuable in the future under our Fastenal Company Stock Option Plan and our Fastenal Company Non-Employee Director Stock Option Plan.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Director Independence', 'Corporate Governance and Director Compensation—Related Person Transaction Approval Policy', and 'Corporate Governance and Director Compensation—Transactions with Related Persons' in the Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information appearing under the heading 'Audit and Related Matters—Audit and Related Fees' and 'Audit and Related Matters—Pre-Approval of Services' in the Proxy Statement.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)   1. Financial Statements:

Consolidated Balance Sheets as of December 31, 2023 and 2022

Consolidated Statements of Earnings for the years ended December 31, 2023, 2022, and 2021

Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022, and 2021

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (KPMG LLP, Minneapolis, MN, Auditor Firm ID: 185)

2. Financial Statement Schedules:

Schedule II—Valuation and Qualifying Accounts

3. Exhibits:

INDEX TO EXHIBITS

Exhibit Number	Description of Document
3.1	Restated Articles of Incorporation of Fastenal Company, as amended (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 8-K dated as of April 22, 2019)
3.2	Restated By-Laws of Fastenal Company dated as of February 2, 2024 (filed herewith)
4.1	Form of Senior Notes due March 1, 2024 (incorporated by reference to Exhibit 4.1 to Fastenal Company's Form 10-Q for the quarter ended March 31, 2017)
4.2	Description of Capital Stock (filed herewith)
4.3	Form of Senior Notes due May 15, 2025 (incorporated by reference to Exhibit 4.1 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.4	Form of Senior Notes due May 15, 2027 (incorporated by reference to Exhibit 4.2 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.5	Form of Senior Notes due June 24, 2026 (incorporated by reference to Exhibit 4.4 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.6	Form of Senior Notes due June 24, 2030 (incorporated by reference to Exhibit 4.5 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
10.1	Bonus Program for Executive Officers* (filed herewith)
10.2	Fastenal Company Stock Option Plan as amended and restated effective as of April 24, 2018.* (filed herewith)
10.3	Fastenal Company Incentive Plan (incorporated by reference to Appendix A to Fastenal Company's Proxy Statement dated February 23, 2012)*
10.4	Fastenal Company Non-Employee Director Stock Option Plan as amended and restated effective December 20, 2021 (incorporated by reference to Exhibit 10.4 to Fastenal Company's 10-K for fiscal year ended December 31, 2021).*
10.5	Amended and Restated Credit Agreement, dated as of September 28, 2022, by and among Fastenal Company, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 8-K dated as of September 30, 2022).
10.6	First Amendment to Amended and Restated Credit Agreement, dated as of January 20, 2023, by and among Fastenal Company, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.6 to Fastenal Company's Form 10-K dated February 7, 2023).

Exhibit Number	Description of Document
10.7	Master Note Agreement dated as of July 20, 2016 by and among (i) Fastenal Company, (ii) Metropolitan Life Insurance Company, NYL Investors LLC and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), as investor group representatives (each, an 'Investor Group Representative'), and (iii) Metropolitan Life Insurance Company (in its capacity as a purchaser of notes under such Master Note Agreement) and/or affiliates of any Investor Group Representative who become purchasers of notes under such Master Note Agreement (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 8-K dated as of July 20, 2016).
10.8	Omnibus First Amendment to Master Note Agreement and Subsidiary Guaranty Agreement dated as of November 30, 2018 by and among Fastenal Company, Fastenal Company Purchasing, and Fastenal IP Company, on one hand, and Metropolitan Life Insurance Company, NYL Investors LLC, PGIM, Inc., and each holder of Notes that are signatory thereto, on the other hand (incorporated by reference to Exhibit 10.2 to Fastenal Company's Form 8-K dated December 3, 2018).
10.9	Consent, Waiver and Agreement to Master Note Agreement dated as of June 10, 2020 by and among Fastenal Company, Fastenal Company Purchasing, and Fastenal IP Company, on the one hand, and Metropolitan Life Insurance Company, MetLife Investment Management, LLC, NYL Investors LLC, PGIM, Inc. and each holder of Notes that are signatory thereto, on the other hand (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020).
10.10	Omnibus Second Amendment to Master Note Agreement and Subsidiary Guaranty Agreement dated as of September 28, 2022 by and among Fastenal Company, Fastenal Company Purchasing, and Fastenal IP Company, on one hand, and Metropolitan Life Insurance Company, MetLife Investment Management, LLC, NYL Investors LLC, PGIM, Inc., and each holder of Notes that is a signatory thereto, on the other hand (incorporated by reference to Exhibit 10.2 to Fastenal Company's Form 8-K dated as of September 30, 2022).
21	List of Subsidiaries (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
97	Compensation Forfeiture, Recovery, and True-up Policy of Fastenal Company dated as of October 11, 2023 (filed herewith)
101	The following financial statements from the Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Earnings, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.
104	The cover page from the Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

FASTENAL COMPANY

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2023, 2022, and 2021
(Amounts in millions)

Description	Balance at Beginning of Year	"Additions/ (Reductions)" to Costs and Expenses	"Other" Additions (Deductions)	"Less" Deductions	Balance at End of Year
Year ended December 31, 2023					
Allowance for credit losses	$ 8.3	2.2	—	4.1	6.4
Insurance reserves	$ 40.4	86.2 [1]	—	86.5 [2]	40.1
Year ended December 31, 2022					
Allowance for credit losses	$ 12.0	(1.8)	—	1.9	8.3
Insurance reserves	$ 35.7	78.2 [1]	—	73.5 [2]	40.4
Year ended December 31, 2021					
Allowance for credit losses	$ 12.3	2.5	—	2.8	12.0
Insurance reserves	$ 41.0	78.6 [1]	—	83.9 [2]	35.7

[1] Includes costs and expenses incurred for premiums and claims related to health and general insurance.

[2] Includes costs and expenses paid for premiums and claims related to health and general insurance.

See accompanying Report of Independent Registered Public Accounting Firm incorporated herein by reference.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2024

FASTENAL COMPANY

By   /s/   Daniel L. Florness
　　　　Daniel L. Florness, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 6, 2024

/s/ Daniel L. Florness	/s/ Holden Lewis
Daniel L. Florness, President and Chief Executive Officer (Principal Executive Officer), and Director	Holden Lewis, Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Sheryl A. Lisowski	
Sheryl A. Lisowski, Executive Vice President - Chief Accounting Officer and Treasurer (Principal Accounting Officer)	
/s/ Scott A. Satterlee	/s/ Daniel L. Johnson
Scott A. Satterlee, Director (Chair)	Daniel L. Johnson, Director
/s/ Michael J. Ancius	/s/ Nicholas J. Lundquist
Michael J. Ancius, Director	Nicholas J. Lundquist, Director
/s/ Stephen L. Eastman	/s/ Sarah N. Nielsen
Stephen L. Eastman, Director	Sarah N. Nielsen, Director
/s/ Rita J. Heise	/s/ Irene A. Quarshie
Rita J. Heise, Director	Irene A. Quarshie, Director
/s/ Hsenghung Sam Hsu	/s/ Reyne K. Wisecup
Hsenghung Sam Hsu, Director	Reyne K. Wisecup, Director

Exhibit 3.2

RESTATED BYLAWS OF
FASTENAL
COMPANY

ARTICLE I REGISTERED OFFICE

The corporation shall maintain a registered office in Minnesota. The corporation may have other offices in such places within or outside of Minnesota as the Board of Directors may from time to time designate.

ARTICLE II
SHAREHOLDERS' MEETINGS

Section 1. Place. Meetings of the shareholders shall be held at the principal executive office of the corporation, or at such other place within or outside of Minnesota as may from time to time be designated by the Board of Directors or the Chief Executive Officer of the corporation; provided, however, that any meeting called by or at the demand of a shareholder or shareholders shall be held in the county where the principal executive office of the corporation is located. The Board of Directors may determine that shareholders not physically present in person or by proxy at a shareholder meeting may, by means of remote communication, participate in a shareholder meeting held at a designated place. The Board of Directors also may determine that a meeting of the shareholders shall not be held at a physical place, but instead solely by means of remote communication. Participation by remote communication constitutes presence at the meeting.

Section 2. Regular Meetings. A regular meeting of the shareholders shall be held annually, as soon as convenient after the close of the preceding fiscal year of the corporation, at a time to be fixed by the Board of Directors, for the election of directors and the transaction of other appropriate business.

Section 3. Special Meetings. Special meetings of the shareholders may be called at any time and for any purpose or purposes by a shareholder or shareholders holding ten percent or more of the voting power of all shares entitled to vote (except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board of Directors for that purpose, must be called by twenty-five percent or more of the voting power of all shares entitled to vote) or by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or two or more directors. The business transacted at a special meeting shall be limited to the purposes stated in the notice of the meeting.

Section 4. Notice. Unless otherwise required by law, written notice of each meeting of shareholders, stating the date, time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which it is called, shall be given to every holder of shares entitled to vote at such meeting at least 10 days and not more than 60 days before the date of the meeting, except as otherwise permitted by law. Notice may be given to a shareholder by means of electronic communication if the requirements of Minnesota Statutes Section 302A.436, Subdivision 5, as amended from time to time, are met. Notice to a shareholder is also effectively given if the notice is addressed to the shareholder or a group of shareholders in a manner permitted by the rules and regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), so long as the corporation has first received the written or implied consent required by those rules and regulations.

Section 5. Waiver; Objections. A shareholder may waive notice of the date, time, place, or purpose of a meeting of shareholders. A waiver of notice by a shareholder entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a shareholder at a meeting, including attendance by means of remote communication, is a waiver of notice of that meeting, except where the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 6. Quorum; Adjourned Meetings. The holders of a majority of the voting power of the shares entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except as may be otherwise specifically provided by law, by the Articles of Incorporation, or by these Bylaws. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than a quorum. The Chair of any meeting of shareholders may adjourn the meeting, for any reason and whether or not a quorum is present, to a time and place announced at the time of adjournment, and no further notice of the adjourned meeting shall be required.

Exhibit 3.2 (Continued)

Section 7. Voting and Proxies. At all meetings of shareholders, every owner of shares entitled to vote may vote in person or by proxy and shall have one vote for each share held. In electing directors, the voting shall be by ballot. A shareholder may cast or authorize the casting of a vote (a) by filing a written appointment of a proxy, signed by the shareholder, with an officer of the corporation at or before the meeting at which the appointment is to be effective, or (b) by telephonic transmission or authenticated electronic communication, whether or not accompanied by written instructions of the shareholder, of an appointment of a proxy with the corporation or the corporation's duly authorized agent at or before the meeting at which the appointment is to be effective. The telephonic transmission or authenticated electronic communication must set forth or be submitted with information from which it can be determined that the appointment was authorized by the shareholder. Any copy, facsimile telecommunication, or other reproduction of the original of either the writing or transmission may be used in lieu of the original, provided that it is a complete and legible reproduction of the entire original. Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 8. Chair of Meeting; Conduct of Meetings. The Chair of the Board shall preside at all meetings of shareholders. In his or her absence, the Board of Directors may appoint any other officer or director to act as Chair at the meeting. The Board of Directors shall be entitled to make such rules and regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate, or convenient. Subject to such rules and regulations of the Board of Directors, if any, the Chair of the meeting shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such Chair are necessary, appropriate, or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in the meeting to shareholders of record of the corporation, their duly authorized and constituted proxies and such other persons as the Chair shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants, regulation of the opening and closing of the polls, and restricting the use of cell phones, audio, or video recording devices and similar devices at the meeting. Unless and to the extent determined by the Board of Directors or the Chair, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 9. Advance-Notice Requirements.

Subdivision 1. Nomination of Directors. Only persons who are nominated in accordance with this Section 9 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of shareholders (i) by or at the direction of the Board of Directors, (ii) by any shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures of this Section 9 or (iii) by any Eligible Shareholder (as defined in Section 10 below) who complies with the requirements of Section 10 below.

Subdivision 2. Business Conducted at Meetings. The business conducted at any special meeting of shareholders of the corporation shall be limited to the purposes stated in the notice of the special meeting pursuant to Section 3 of this Article II. At any regular meeting of shareholders of the corporation, the proposal of business (other than the nomination and election of directors, which shall be subject to Subdivision 1 of this Section 9) to be considered by the shareholders may be made (i) pursuant to the corporation's notice of the meeting, (ii) by or at the direction of the Board of Directors, (iii) by any shareholder of the corporation entitled to vote at the meeting who complies with the notice procedures of this Section 9, or (iv) by a shareholder or group of shareholders pursuant to Rule 14a-8 promulgated under the Exchange Act.

Subdivision 3. Timing and Content of Notice. (a) <u>Timing of Notice</u>. Timely written notice of a nomination or proposal pursuant to this Section 9 must be given to the General Counsel of the corporation. To be timely, a shareholder's written notice of nominations or of proposals, in each case to be made at a regular meeting of shareholders (other than business proposed pursuant to Rule 14a-8 under the Exchange Act), must be delivered in writing to the General Counsel of the corporation, or mailed and received at the principal executive office of the corporation, not less than 90 days before the first anniversary of the date of the preceding year's regular meeting of shareholders. If, however, the date of the regular meeting of shareholders is more than 30 days before or 60 days after such anniversary date, notice by a shareholder shall be timely only if so delivered or so mailed and received not less than 90 days before such regular meeting or, if later, within 10 days after the first public announcement of the date of such regular meeting. If a special meeting of shareholders is called for the purpose of electing one or more directors, a shareholder's written notice of nominations to be made at the special meeting of shareholders must be delivered in writing to the General Counsel of the corporation, or mailed and received at the principal executive office of the corporation, not less than 90 days before the meeting (or, if later, within 10 days after the first public announcement of

Exhibit 3.2 (Continued)

the date of the meeting). Except to the extent otherwise required by law, the adjournment of a meeting of shareholders shall not commence a new time period for the giving of a shareholder's notice as described above.

(b)   Content of Notice. A shareholder's notice to the corporation of nominations or of a proposal for a meeting of shareholders shall set forth:

(x)   as to each person whom the shareholder proposes to nominate for election or re-election as a director: (i) such person's name, (ii) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or that is otherwise required, pursuant to Regulation 14A under the Exchange Act, and (iii) such person's written consent to being named in any proxy materials as a nominee and to serving as a director if elected;

(y)   as to each matter the shareholder proposes to bring before the meeting (other than the nomination of a director): (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and (ii) any material interest in such business of the shareholder or any beneficial owner on whose behalf the proposal is made; and

(z)   as to the shareholder giving the notice: (i) the name and address of such shareholder and of any beneficial owner on whose behalf the nomination or proposal is made, (ii) the class or series (if any) and number of shares of the corporation that are beneficially owned by such shareholder or any such beneficial owner, (iii) a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such shareholder or any such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk, or benefit of share price changes for, or increase or decrease the voting power of such shareholder or any such beneficial owner with respect to shares of stock of the corporation, (iv) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote for the election of directors (in the case of a nomination) or entitled to vote at the meeting (in the case of a shareholder proposal), will continue to be a holder of record of shares entitled to vote for the election of directors or at the meeting, as the case may be, through the date of the meeting, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to make the proposal, and (v) a representation whether the shareholder or any such beneficial owner intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the corporation's outstanding shares required to adopt the proposal (other than the nomination of a director) or otherwise to solicit proxies from shareholders in support of the proposal. A shareholder who intends to solicit proxies in support of director nominees other than the corporation's director nominees and who has delivered a notice of nomination pursuant to this Section 9 shall promptly certify to the corporation, and notify the corporation in writing, that it has complied with or will comply with the requirements of Rule 14a-19 under the Exchange Act, and upon request of the corporation, shall, not later than five business days prior to the date of the applicable meeting of shareholders, deliver to the corporation reasonable evidence of such compliance.

At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the General Counsel of the corporation all completed and signed questionnaires required of the corporation's directors and any other information required to be set forth in a shareholder's notice of nomination that pertains to a nominee.

(c)   Consequences of Failure to Give Timely Notice. Notwithstanding anything in these Bylaws to the contrary, no person shall be eligible for election as a director of the corporation and no business shall be conducted at any regular meeting except in accordance with this Section 9 or Section 10 below. The Chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with this Section 9 or Section 10 below and, if the Chair should so determine, the Chair shall so declare to the meeting, and the defective nomination shall be disregarded or any such business not properly brought before the meeting shall not be transacted. The Chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed in this Section 9 and, if the Chair so determines, the defective nomination shall be disregarded. Unless otherwise required by law, if any shareholder (i) provides notice pursuant to Rule 14a-19 under the Exchange Act and (ii) subsequently (A) notifies the corporation that such shareholder no longer intends to solicit proxies in support of director nominees other than the corporation's

Exhibit 3.2 (Continued)

director nominees in accordance with Rule 14a-19, (B) fails to comply with the requirements of Rule 14a-19, or (C) fails to provide reasonable evidence sufficient to satisfy the corporation that such requirements have been met, then such shareholder's nominations shall be deemed null and void and the corporation shall disregard any proxies or votes solicited for any nominee proposed by such shareholder.

(d)　　Inapplicable in Certain Circumstances. This Section 9 does not apply to any shareholder proposal made pursuant to Rule 14a-8 promulgated under the Exchange Act. The requirements, procedures, and notice deadlines of Rule 14a-8 shall govern any proposal made pursuant thereto.

Subdivision 4. Public Announcement. For purposes of this Section 9 and Section 10 below, "public announcement" means disclosure (i) when made in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service, (ii) when filed in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act, or (iii) when mailed as the notice of the meeting pursuant to Section 4 of this Article II.

Subdivision 5. Compliance with Applicable Laws. Notwithstanding the foregoing provisions of this Section 9, a shareholder shall also comply with all applicable requirements of Minnesota law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9.

Section 10. Proxy Access for Director Nominations.

Subdivision 1. Inclusion of Nominee in Proxy Statement. Subject to the terms and conditions of these Bylaws, whenever the Board of Directors solicits proxies with respect to the election of directors at a regular meeting of shareholders, the corporation shall include in its proxy materials for such regular meeting, in addition to any persons nominated for election by the Board of Directors or a committee appointed by the Board of Directors or otherwise pursuant to Section 9 of Article II, the name, together with the Required Information (as defined below), of any nominee for election or reelection to the Board of Directors delivered pursuant to this Section 10 (a "Shareholder Nominee") who satisfies the eligibility requirements herein (subject to the maximum number established pursuant to Subdivision 11, and who is identified in a timely and proper notice pursuant to Subdivision 6 that both complies with this Subdivision 1 (the "Shareholder Notice") and is given by a shareholder on behalf of one or more shareholders or beneficial owners that:

(i)　　expressly elect at the time of the delivery of the Shareholder Notice to have such Shareholder Nominee included in the corporation's proxy materials for such regular meeting pursuant to this Subdivision 1;

(ii)　　own and have Owned (as defined below) continuously for at least three (3) years a number of shares that represents at least three percent (3%) of the outstanding shares of common stock entitled to vote in the election of directors (the "Required Shares") as of (i) the date on which the Shareholder Notice is delivered to the corporation at the principal executive offices and in accordance with this Subdivision 1, (ii) the record date for determining shareholders entitled to vote at the regular meeting, and (iii) the date of the regular meeting; and

(iii)　　satisfy such additional requirements in these Bylaws (an "Eligible Shareholder").

Subdivision 2. Eligible Shareholder. For purposes of qualifying as an Eligible Shareholder and satisfying the Ownership requirements under Subdivision 1:

(a)　　The outstanding shares of common stock Owned by one or more shareholders and beneficial owners that each shareholder and/or beneficial owner has Owned continuously for at least three (3) years as of (i) the date on which the Shareholder Notice is delivered to the corporation at the principal executive offices of the corporation in accordance with this Section 10, (ii) the record date for determining shareholders entitled to vote at the regular meeting, and (iii) the date of the regular meeting may be aggregated, provided that the number of shareholders and beneficial owners whose Ownership of shares is aggregated for such purpose shall not exceed twenty (20) and that any and all requirements and obligations for an Eligible Shareholder set forth in this Section 10 are satisfied by and as to each such shareholder and beneficial owner (except as noted with respect to aggregation or as otherwise provided in Subdivision 3);

(b)　　For this purpose, two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer, or (iii) a "group of

Exhibit 3.2 (Continued)

investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (each, a "Qualifying Fund"), shall be treated as one shareholder or beneficial owner; and

(c)   No shareholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group constituting an Eligible Shareholder under this Subdivision 2. If a group of shareholders aggregates Ownership of shares in order to meet the requirements under this Subdivision 2, (i) all shares held by each shareholder constituting their contribution to the foregoing three percent (3%) threshold must have been held by that shareholder continuously for at least three (3) years and through the date of the regular meeting, and evidence of such continuous Ownership shall be provided as specified in Subdivision 5, (ii) each provision in this Section 10 that requires the Eligible Shareholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each shareholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate their shareholdings in order to meet the three percent (3%) Ownership requirement of the Required Shares definition), (iii) a breach of any obligation, agreement or representation under this Section 10 by any member of such group shall be deemed a breach by the Eligible Shareholder and (iv) such Ownership shall be determined by aggregating the lowest number of shares continuously Owned by each such shareholder during the required holding period and the Shareholder Notice must indicate, for each such shareholder, such lowest number of shares continuously owned by such shareholder during such period.

Subdivision 3. Ownership. For purposes of this Section 10:

(a)   A shareholder or beneficial owner shall be deemed to "Own" only those outstanding shares of common stock of the corporation as to which such person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale, (B) borrowed by such person or any of its affiliates for any purposes, (C) purchased by such person or any of its affiliates pursuant to an agreement to resell, or (D) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of common stock of the corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such person or its affiliate.

(b)   A shareholder or beneficial owner shall "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's Ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than three (3) business days' notice and such shares are recalled prior to the final date of the Shareholder Notice pursuant to Subdivision 6 or (ii) the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person. Provided the Eligible Shareholder's Shareholder Nominee will be included in the corporation's proxy materials subject to the terms herein; such recalled shares shall remain recalled (and otherwise 'owned' as defined herein) through the regular meeting.

(c)   The terms "Owned," "Owning" and other variations of the word "Own" shall have correlative meanings. Whether outstanding shares of common stock of the corporation are "Owned" for purposes of this Subdivision 3 shall be determined by the Board of Directors or any committee thereof, which determination shall be conclusive and binding on the corporation and its shareholders. For purposes of this Subdivision 3, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Exchange Act.

Subdivision 4. Required Information. For purposes of this Section 10, the "Required Information" that the corporation will include in its proxy statement is:

Exhibit 3.2 (Continued)

(a)　　The information concerning each Shareholder Nominee and the applicable Eligible Shareholder that is required to be disclosed in the corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder; and

(b)　　If the Eligible Shareholder so elects, a written statement of the Eligible Shareholder, not to exceed 500 words, in support of each Shareholder Nominee, which must be provided at the same time as the Shareholder Notice for inclusion in the corporation's proxy statement for the regular meeting (the "Statement"); provided that only one Statement may be submitted by any Eligible Shareholder, including any group of shareholders together constituting an Eligible Shareholder.

Notwithstanding anything to the contrary contained in this Section 10, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 10 shall limit the corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Shareholder or Shareholder Nominee.

Subdivision 5. Information to be Provided by Eligible Shareholder. The Shareholder Notice shall set forth all information and representations required under Subdivision 3(b) of Section 9 of this Article II above (and for such purposes, references to the "beneficial owner" on whose behalf the nomination is made shall be deemed to refer to the "Eligible Shareholder"), and in addition shall include:

(a)　　a copy of the Schedule 14N that has been or concurrently is filed with the SEC under Rule 14a-18 of the Exchange Act (as such rule may be amended);

(b)　　the details of any relationship that existed within the past three (3) years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of Schedule 14N;

(c)　　the written agreement of the Eligible Shareholder (in the case of a group, each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to the corporation, setting forth the following additional agreements, representations, and warranties:

(1)　　setting forth and certifying to the number of shares of common stock it Owns and has Owned continuously for at least three years as of the date of the Shareholder Notice and agreeing to continue to Own such shares through the regular meeting of shareholders and during the initial term that the Shareholder Nominee may serve on the Board, which statement shall also be included in the Schedule 14N filed by the Eligible Shareholder with the SEC;

(2)　　the Eligible Shareholder's agreement to provide written statements from the record holder and intermediaries as required under this Subdivision 5 verifying the Eligible Shareholder's continuous Ownership of the Required Shares, in each case through and as of the business day immediately preceding the date of the regular meeting;

(3)　　the Eligible Shareholder's representation and warranty (i) that the Eligible Shareholder (v) acquired the Required Shares in the ordinary course of business and not with the intent or effect of changing or influencing control at the corporation, and does not presently have any such intent, (w) has not nominated and will not nominate for election to the Board at the regular meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 10, (x) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Rule 14a-1(l) of the Exchange Act, in support of the election of any individual as a director at the regular meeting other than its Shareholder Nominee or a nominee of the Board, (y) has not distributed and will not distribute to any shareholder any form of proxy for the regular meeting other than the form distributed by the corporation, and (z) will Own the Required Shares through the date of the regular meeting of shareholders, (ii) that the facts, statements and other information in all communications by the Eligible Shareholder with the corporation and its shareholders are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (iii) as to whether or not the Eligible Shareholder intends to maintain qualifying

Exhibit 3.2 (Continued)

Ownership of the Required Shares for at least one term of the Shareholder Nominee following their election to the Board; and

(4)   the Eligible Shareholder's agreement to (i) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the corporation or out of the information that the Eligible Shareholder provided to the corporation, (ii) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 10, (iii) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the regular meeting, (iv) file all materials described below in Subdivision 7(c) with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (v) provide to the corporation prior to the regular meeting such additional information as necessary or reasonably requested by the corporation; and

(d)   In the case of a nomination by a group of shareholders or beneficial owners that together is an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination.

Subdivision 6. Delivery of Shareholder Notice. To be timely under this Section 10, the Shareholder Notice must be delivered to, or mailed received by, the General Counsel of the corporation, not less than 120 days and not more than 150 days prior to the first anniversary of the date that the corporation distributed its proxy materials to shareholders for the previous year's regular meeting of shareholders. If, however, the date of the regular meeting of shareholders is more than 30 days before or 60 days after the anniversary date of the prior year's regular meeting of shareholders, the Shareholder Notice will be timely if so delivered or mailed and received within ten (10) days after the first public announcement of the date of the regular meeting.

Subdivision 7. Undertaking by Eligible Shareholder. An Eligible Shareholder must:

(a)   within five business days after the date of the Shareholder Notice, provide to the corporation one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Shareholder Owns, and has Owned continuously, in compliance with this Section 10;

(b)   include in the Schedule 14N filed with the SEC a statement certifying that it Owns and has Owned the Required Shares in compliance with this Section 10;

(c)   file with the SEC any solicitation or other communication by or on behalf of the Eligible Shareholder relating to the corporation's regular meeting of shareholders, one or more of the corporation's directors or director nominees or any Shareholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A; and

(d)   as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Shareholder, within five business days after the date of the Shareholder Notice, provide documentation reasonably satisfactory to the corporation that demonstrates that the funds satisfy Subdivision 3. The information provided pursuant to this Subdivision 7 shall be deemed part of the Shareholder Notice for purposes of this Section 10.

Subdivision 8. Representations and Agreement of the Shareholder Nominee. Within the time period prescribed in Subdivision 6 for delivery of the Shareholder Notice, the Eligible Shareholder must also deliver to the corporation a written representation and agreement (which shall be deemed part of the Shareholder Notice for purposes of this Section 10) signed by each Shareholder Nominee and representing and agreeing that such Shareholder Nominee:

Exhibit 3.2 (Continued)

(a)   is not and will not become a party to (i) any voting commitment that has not been disclosed to the corporation, or (ii) any voting commitment that could limit or interfere with such person's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law;

(b)   is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Shareholder Nominee or director that has not been disclosed to the corporation; and

(c)   if elected as a director, will comply with all of the corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement.

At the request of the corporation, the Shareholder Nominee must promptly, but in any event within five business days after such request, submit all completed and signed questionnaires required of the corporation's directors and provide to the corporation such other information as it may reasonably request. The corporation may request such additional information (x) as necessary to permit the Board of Directors or any committee thereof to determine if such Shareholder Nominee is independent under the listing standards of any U.S. exchange upon which the corporation's common stock is listed, any rules of the Securities and Exchange Commission applicable to directors serving on the Board of Directors or any committee thereof and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards") and otherwise to determine the eligibility of each Shareholder Nominee to serve as a director of the corporation, or (y) that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of each Shareholder Nominee.

Subdivision 9. True, Correct and Complete Information. In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominees to the corporation or its shareholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the corporation and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any such defect or limit the corporation's right to omit a Shareholder Nominee from its proxy materials pursuant to this Section 10. In addition, any person providing any information to the corporation pursuant to this Section 10 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the regular meeting and as of the date that is ten (10) business days prior to the regular meeting or any adjournment or postponement thereof, and such update and supplement (or a written certification that no such updates or supplements are necessary and that the information previously provided remains true and correct as of the applicable date) shall be delivered to the corporation at the principal executive offices of the corporation not later than five (5) business days after the later of the record date for the regular meeting and the date on which the record date is first publicly disclosed by the corporation (in the case of any update and supplement required to be made as of the record date), and not later than seven (7) business days prior to the date of the regular meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of ten (10) business days prior to the meeting).

Subdivision 10. Disqualifications. Notwithstanding anything to the contrary set forth herein, if (i) an Eligible Shareholder who has nominated a Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) of the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors, (ii) a Stockholder Nominee is determined not to satisfy the eligibility requirements of this Section 10 or any other provision of the corporation's bylaws, articles of incorporation, corporate governance guidelines or other applicable regulation at any time before the regular meeting, (iii) the election of a Shareholder Nominee to the Board would cause the corporation to be in violation of the articles of incorporation, these Bylaws, or any applicable state or federal law, rule, regulation or listing standard, (iv) a Shareholder Nominee (A) is not independent under the Applicable Independence Standards, (B) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (C) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past ten years, (D) is subject to any order of the type specified in Rule 506(d) of

Exhibit 3.2 (Continued)

Regulation D promulgated under the Securities Act of 1933, as amended, or (E) dies, becomes disabled or otherwise becomes ineligible for inclusion in the corporation's proxy materials pursuant to this Section 10 or unavailable for election at the regular meeting, (v) a Shareholder Nominee and/or the applicable Eligible Shareholder shall have breached any of its obligations, agreements or representations, or fails to comply with its or their obligations pursuant to this Section 10, including by providing information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, (vi) the applicable Eligible Shareholder otherwise ceases to be an Eligible Shareholder for any reason, including but not limited to not Owning the Required Shares through the date of the applicable regular meeting of shareholders, in each case as determined by the Board of Directors, any committee thereof or the person presiding at the regular meeting, then (x) the corporation may omit or, to the extent feasible, remove the information concerning such Shareholder Nominee and the related Statement from its proxy materials and/or otherwise communicate to its shareholders that such Shareholder Nominee will not be eligible for election at the regular meeting, (y) the corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Shareholder or any other Eligible Shareholder and (z) the Board of Directors or the person presiding at the regular meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation. In addition, if the Eligible Shareholder (or a representative thereof) does not appear at the regular meeting to present any nomination pursuant to this Section 10, such nomination shall be declared invalid and disregarded as provided in clause (z) above.

   Subdivision 11. Maximum Number of Shareholder Nominees. The maximum number of Shareholder Nominees that may be included in the corporation's proxy materials pursuant to this Section 10 shall not exceed the greater of (i) two or (ii) twenty percent (20%) of the number of directors in office as of the last day on which a Shareholder Notice may be delivered with respect to the regular meeting, or if such amount is not a whole number, the closest whole number below twenty percent (20%): provided, however, that this number shall be reduced by:

     (a) any Shareholder Nominee whose name was submitted for inclusion in the corporation's proxy materials pursuant to this Section 10, but either is subsequently withdrawn or that the Board of Directors decides to nominate as a Board nominee;

     (b) the number of incumbent directors who were Shareholder Nominees at any of the preceding two regular meetings (including any individual covered under clause (a) above) and whose election at the upcoming regular meeting is being recommended by the Board of Directors; and

     (c) the number of directors in office or director candidates that in either case will be included in the corporation's proxy materials with respect to such regular meeting as an unopposed (by the corporation) nominee pursuant to any agreement, arrangement or other understanding with any shareholder or group of shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of common stock, by such shareholder or group of shareholders, from the corporation), other than any such director referred to in this clause (c) who at the time of such regular meeting will have served as a director continuously, as a nominee of the Board of Directors, for at least two annual terms, but only to the extent the maximum number of Shareholder Nominees after such reduction with respect to this clause (c) equals or exceeds one (1).

If the Board resolves to reduce the size of the Board effective on or prior to the date of the regular meeting, then the maximum number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 10 exceeds this maximum number, the corporation shall determine which Shareholder Nominees shall be included in the corporation's proxy materials in accordance with the following provisions: each Eligible Shareholder (or in the case of a group, each group constituting an Eligible Shareholder) will select one Shareholder Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the corporation each Eligible Shareholder disclosed as Owned in its respective Shareholder Notice submitted to the corporation. If the maximum number is not reached after each Eligible Shareholder (or in the case of a group, each group constituting an Eligible Shareholder) has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached. If any such Shareholder Nominee is thereafter (i) nominated by the Board, (ii) not included in the corporation's proxy materials for any reason (including, without limitation, any determination that such Eligible Shareholder or Shareholder Nominee does not satisfy the requirements in this Section 10) or (iii) not submitted for director election for any reason (including, without limitation, the Eligible Shareholder's or Shareholder Nominee's failure to comply with this Section

Exhibit 3.2 (Continued)

10), no other nominee or nominees shall be included in the corporation's proxy materials or otherwise submitted for director election in substitution thereof.

Subdivision 12. Disqualified Shareholder Nominee. Any Shareholder Nominee who is included in the corporation's proxy materials for a particular regular meeting of shareholders but withdraws from or becomes ineligible or unavailable for election at the regular meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Shareholder Notice) or did not receive, after being included in the proxy materials, at least twenty percent (20%) of the votes cast "for" the Shareholder Nominee's election in the prior year's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 10 for the next two regular meetings.

Subdivision 13. Authority of The Board. The Board (and any other person or body authorized by the Board) shall have the power and authority to interpret this Section 10 and to make any and all determinations necessary or advisable to apply this Section 10 to any persons, facts or circumstances, including the power to determine (i) whether one or more shareholders or beneficial owners qualifies as an Eligible Shareholder, (ii) whether a Shareholder Notice complies with this Section 10 and has otherwise met the requirements of this Section 10, (iii) whether a Shareholder Nominee satisfies the qualifications and requirements in this Section 10, and (iv) whether any and all requirements of this Section 10 (or any applicable requirements of these Bylaws) have been satisfied. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board) shall be binding on all persons, including the corporation and its shareholders (including any beneficial owners). This Section 10 shall be the exclusive method for shareholders to include nominees for director election in the corporation's proxy materials (including, without limitation, any proxy card or written ballot), other than with respect to Rule 14a-19 to the extent applicable with respect to form of proxies.

ARTICLE III
BOARD OF DIRECTORS

Section 1. Management. The business and affairs of the corporation shall be managed by or under the direction of its Board of Directors, except as management rights are reserved or granted to shareholders by law.

Section 2. Number and Qualifications. The Board shall consist of not less than five nor more than twelve persons. The number of directors to be elected shall be fixed from time to time by the Board of Directors and shall be stated in the notice of the meeting at which directors are to be elected.

Section 3. Terms. Directors shall serve for an indefinite term that expires at the next regular meeting of shareholders. Each director shall hold office for the term for which he or she was elected and until a successor is elected and has qualified, or until his or her earlier death, resignation, removal, or disqualification.

Section 4. Vacancies. Vacancies on the Board resulting from the death, resignation, removal, or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Vacancies on the Board resulting from newly created directorships may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. Each director so elected to fill a vacancy shall hold office for an indefinite term that expires at the next regular meeting of the shareholders.

Section 5. Meetings. Regular meetings of the Board of Directors shall be held annually immediately after the regular meeting of shareholders and at such other times as may be fixed by resolution of the Board adopted from time to time. Special meetings of the Board of Directors may be called by the Chairman of the Board or by two or more directors.

Section 6. Notice. At least five days' notice shall be given to all directors of the date, time, and place of a special meeting of the Board. The notice may but not need state the purpose of the meeting. No notice is required if the day or date, time, and place of a Board meeting have been provided in a resolution of the Board establishing regular Board meetings or announced at a previous meeting of the Board. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken. Notice of a meeting may be waived by a director as provided by law.

Section 7. Advance Consent. A director may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the

Exhibit 3.2 (Continued)

meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

Section 8. Compensation. The directors shall receive such compensation for their services as directors and as members of any committee appointed by the Board as may be prescribed by the Board of Directors and shall be reimbursed by the corporation for ordinary and reasonable expenses incurred in the performance of their duties.

Section 9. Chair of the Board. The Board of Directors may elect from its own number a Chair of the Board. The Chair of the Board, if elected and present, shall preside at all meetings of the Board and of the shareholders, and shall perform such other duties as may be prescribed by the Board.

ARTICLE IV
OFFICERS

Section 1. Principal Officers. The Board of Directors shall elect a Chief Executive Officer and a Chief Financial Officer, neither of whom need be a director. Unless otherwise determined by the Board, and except as heretofore delegated to the Chair of the Board, the Chief Executive Officer shall have the duties of such office as set forth in Minnesota Statutes, Section 302A.305, Subdivision 2, as amended from time to time. Unless otherwise determined by the Board, the Chief Financial Officer shall have the duties of such office as set forth in Minnesota Statutes, Section 302A.305, Subdivision 3, as amended from time to time.

Section 2. Other Officers. The Board may elect or appoint such other officers or agents as it deems necessary for the operation and management of the corporation, each of whom shall have the powers, rights, duties, responsibilities, and terms in office determined by the Board. Unless otherwise provided by the Board, the Chief Executive Officer also may appoint officers other than the President, the Chief Financial Officer, or any other executive officer of the corporation. Any officer so appointed by the Chief Executive Officer shall have the powers, rights, duties, responsibilities, and terms in office determined by the Chief Executive Officer.

Section 3. Multiple Offices. Any number of offices or functions of those offices may be held or exercised by the same person, who may sign documents in more than one capacity if the documents indicate each capacity in which the person signs.

Section 4. Salaries. The salaries of all executive officers of the corporation shall be determined by or under the direction of the Board.

Section 5. Removal. An officer may be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the directors present. The Chief Executive Officer also may remove any officer other than the President, the Chief Financial Officer, or any other executive officer of the corporation. A removal as described in this Section 5 is without prejudice to any contractual rights of the officer.

ARTICLE V
SHARES

Section 1. Issuance of Shares. The Board of Directors may authorize the issuance of shares of the corporation and rights to purchase shares of the corporation, to the full amount authorized by the Articles of Incorporation, in such amounts, at such times, and upon such terms as may be determined by the Board and permitted by law.

Section 2. Certificated and Uncertificated Shares.

Subdivision 1. The shares of the corporation shall be either certificated shares or uncertificated shares. Each holder of duly issued certificated shares is entitled to a certificate of shares.

Subdivision 2. Certificates for shares of the corporation shall be in such form as the Board of Directors may from time to time prescribe and shall be signed by the President or an Executive Vice President and by the Treasurer or an Assistant Treasurer. If certificates are signed by a transfer agent, acting on behalf of the corporation, and a registrar, the signatures of the officers of the corporation may be facsimile. If a person signs or has a facsimile signature placed upon a certificate while an officer, transfer agent, or registrar of the corporation, the certificate may be issued by the corporation, even if the person has ceased to serve in that capacity before the certificate is issued, with the same effect as if the person had that capacity at the date of its issue.

Exhibit 3.2 (Continued)

Subdivision 3. The corporation may determine that some or all of any or all classes and series of the shares of the corporation will be uncertificated shares. Any such determination shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation.

Section 3. Transfer Agent. The Board of Directors may appoint one or more transfer agents and registrars for the transfer and registration of shares of any class and may require that share certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

Section 4. Transfer of Shares. Shares of the corporation shall be transferable on the books of the corporation only by the holder of record thereof in person or by a duly authorized attorney. In the case of certificated shares, shares shall be transferred only upon surrender and cancellation of certificates for a like number of shares.

Section 5. Lost Certificates. If any certificate for shares of the corporation shall be lost, stolen, or destroyed, the corporation may require such proof of the fact and such indemnity to be given to it and to its transfer agent and registrar, if any, as shall be deemed necessary or advisable by it.

Section 6. Determination of Voting and Other Rights. The Board may fix a date not more than 60 days before the date of any meeting of shareholders or the date for payment of any dividend or other distribution or the date for the allotment of rights or the date when any change or conversion or exchanging of shares shall go into effect, as the date for the determination of the holders of shares entitled to notice of and entitled to vote at the meeting, or entitled to receive payment of any such dividends or other distributions, or entitled to any such allotment of rights, or entitled to exercise the rights in respect of any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to such notice of and to vote at such meeting, or to receive payment of such dividend or distribution, or to such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any such record date fixed as herein provided.

Section 7. Holder of Record. The corporation shall be entitled to treat the holder of record of any share or shares as the holder thereof in fact and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law, or as authorized by any procedure established by resolution of the Board of Directors.

ARTICLE VI
MISCELLANEOUS

Section 1. Indemnification. The corporation shall provide indemnification and advances of expenses, including witness reimbursements, to any director or officer of the corporation made or threatened to be made a party to a proceeding, or appearing as a witness in a proceeding, by reason of the former or present official capacity of the person, in such manner, under such circumstances, and to such extent as required or permitted by Minnesota Statues, Section 302A.521, as amended from time to time, or as required or permitted by other provisions of law.

Section 2. Fiscal Year. The Board of Directors may fix, and from time to time change, the fiscal year of the corporation. Unless otherwise fixed by the Board, the calendar year shall be the fiscal year.

Section 3. Seal. The corporation shall have no seal, and the affixing of a seal shall not be essential to the execution of any document or instrument by or on behalf of the corporation.

Section 4. Execution of Instruments. The Chief Executive Officer, the President, any Vice President, or any other person or persons designated by the Board of Directors, may sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business and affairs of the corporation, except in cases in which the authority to sign and deliver is required by the law to be exercised by another person or is expressly delegated by the Articles of Incorporation or these Bylaws or by the Board of Directors to some other officer or agent of the corporation.

Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The summary of the general terms and provisions of the capital stock of Fastenal Company (the "Company") set forth below does not purport to be complete and is subject to and qualified by reference to the Company's Restated Articles of Incorporation, as amended (the "Articles") and Restated By-Laws ("By-Laws," and together with the Articles, the "Charter Documents"), each of which is incorporated herein by reference and attached as an exhibit to the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company's Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the "MBCA").

Capital Stock

The Company is authorized to issue up to 805,000,000 shares, of which 5,000,000 have been designated preferred stock, par value of $0.01 per share ("Preferred Stock") and 800,000,000 have been designated common stock, par value $0.01 per share ("Common Stock").

Voting Rights

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. The Articles do not permit cumulative voting in the election of directors. Subject to the rights, if any, of the holders of one or more classes or series of Preferred Stock issued by the Company, each director of the Company shall be elected at a meeting of shareholders by the vote of the majority of votes cast with respect to that director, provided that directors of the Company shall be elected by a plurality of the votes present and entitled to vote on the election of directors at any such meeting for which the number of nominees (other than nominees withdrawn on or prior to the day preceding the date the Company first mails its notice for such meeting to the shareholders) exceeds the number of directors to be elected. Voting rights with respect to certain significant corporate transactions may require more than a majority vote in certain circumstances as described below under "Business Combinations and Other Transactions with 15% Shareholders."

Dividend Rights

Subject to any prior rights of any Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's board of directors out of funds legally available therefor.

Liquidation Rights

Upon any liquidation or dissolution of the Company, the holders of shares of Common Stock share ratably, in proportion to the number of shares held, in the assets available for distribution after payment of all prior claims, including all prior claims of any Preferred Stock then outstanding.

No Preemptive Rights

Shareholders of the Company shall have no preemptive rights to acquire securities or rights to purchase securities of the Company.

Listing

The Company's Common Stock is currently traded on the Nasdaq Stock Market LLC under the symbol "FAST."

Anti-Takeover Provisions

The Charter Documents and the MBCA contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Business Combinations and Other Transactions with 15% Shareholders

The Articles provide that, generally, (i) consolidations, mergers, statutory share exchanges and sales or other dispositions of 10% or more of the book value of the Company's assets involving a beneficial holder of at least 15% of the stock of the Company entitled to vote generally in the election of directors ("Voting Stock"), (ii) the acquisition of assets from a beneficial holder of at least 15% of the Company's Voting Stock equal to or greater than 10% of the book value of the Company's assets, (iii) certain issuances of stock involving a beneficial holder of at least 15% of the Company's Voting Stock, (iv) liquidations or dissolutions of the Company proposed by or on behalf of a 15% or more beneficial shareholder, and (v) certain other specified transactions involving a 15% or more beneficial shareholder, whether or not they otherwise require a shareholder vote, require the affirmative vote of the holders of at least 75% of the outstanding shares of the Company's Voting Stock, unless (a) the proposed transaction is first approved by a majority of the continuing directors (generally meaning any director whose election or nomination was approved by a majority of the currently sitting directors) whose election or nomination was approved by a majority of the continuing directors), or (b) the consideration to be received by the shareholders of the Company in the proposed transaction meets certain conditions generally designed to insure that shareholders receive a fair price for their shares,

Exhibit 4.2 (Continued)

and certain other procedural requirements in connection with the proposed transaction are followed. A 75% vote of the outstanding shares of the Company's Voting Stock is required to amend this special voting provision.

Special Meetings of Shareholders; Shareholder Action by Unanimous Written Consent; and Advance Notice of Shareholder Business Proposals and Nominations

Section 302A.433 of the MBCA provides that special meetings of the Company's shareholders may be called by the Company's chief executive officer, chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting demanded by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent. The By-Laws provide an advance written notice procedure with respect to shareholder proposals of business and shareholder nominations of candidates for election as directors. Shareholders at an annual meeting are able to consider only the proposals and nominations specified in the notice of meeting or otherwise brought before the meeting by or at the direction of the board of directors or by a shareholder that has delivered timely written notice in proper form to the Company's general counsel of the business to be brought before the meeting.

Control Share Provision

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of the Company's Voting Stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of the Company's Voting Stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares. The control share provision applies to any corporation that has not expressly provided to the contrary in its articles or in its bylaws approved by its shareholders. The Articles provide that this provision shall apply.

Business Combination Provision

Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any merger, share exchange, sale of material assets or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person's acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee of all of the disinterested members of the board of directors. The business combination provision applies to any corporation that has not expressly provided to the contrary in its articles or its bylaws. The Articles provide that this provision shall apply.

Takeover Offer; Fair Price

Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board's disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions

Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

Authority of the Board of Directors

The Company's board of directors has the power to issue any or all of the shares of the Company's capital stock, including the authority to establish one or more series of Preferred Stock, setting forth the designation of each such series and fixing the relative rights and preferences for each such series, without seeking shareholder approval in most instances. In addition, under the By-Laws, the Company's board of directors has the right to fill vacancies of the board of directors (including a vacancy created by an increase in the size of the board of directors).

Exhibit 10.1

Fastenal Company

Bonus Program for Executive Officers

Quarterly Incentives

Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of the company and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our earnings above a predetermined minimum target.

The primary cash bonuses for all of our named executive officers are based on growth in pre-tax earnings of the company and/ or the officer's area of responsibility. The compensation committee selected pre-tax earnings as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The cash bonus for our chief financial officer also includes a component based on growth in company-wide net earnings because his responsibilities allow him to affect our entire financial position including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the earnings achieved for the same quarter in the prior year. The compensation committee requires growth in earnings before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand the company's operations in accordance with our business plans and increase shareholder value.

The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.

Cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent the company's profitability grows; therefore, we do not believe it is necessary for payouts under our primary executive cash incentive program to be capped. We believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line. Therefore, we do not base these cash incentives on multiple metrics.

Our named executive officers are each eligible for a supplemental bonus program. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and provides cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.

Exhibit 10.1 (Continued)

2023 Incentive Program

The bonus arrangements for our named executive officers for 2023 were approved by our compensation committee at its last meeting in 2022. Consistent with prior years, the bonuses for 2023 were based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2022. The compensation committee determined that the payout percentages for each of the named executive officers for 2023 would remain unchanged from those in effect at the end of 2022, except that Mr. Lewis' bonus arrangement was updated to include a component for growth in pre-tax earnings, in addition to growth in net earnings. In May 2023, when Mr. Watts was appointed to Chief Sales Officer, his bonus arrangement was updated to reflect growth in company-wide pre-tax earnings. Prior to May 2023, his bonus arrangement included growth in pre-tax earnings of our international business units and a smaller component of company-wide pre-tax growth.

The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2023 was determined by applying the payout percentage listed opposite his or her name below to the amount by which pre-tax earnings or net earnings of the company and/or the officer's area of responsibility for that quarter exceeded 100% of such earnings in the same quarter of 2022 (the 'minimum target').

Name	Earnings Type	Payout Percentage
Mr. Florness	Company-wide pre-tax earnings	1.75%
Mr. Lewis	Company-wide pre-tax earnings / Company-wide net earnings	0.50% / 0.35%
Mr. Miller [1]	Pre-tax earnings	1.00% / 0.25%
Mr. Watts [2]	Company-wide pre-tax earnings	1.00%
Mr. Soderberg	Company-wide pre-tax earnings	0.65%
Mr. Owen [3]	Company-wide pre-tax earnings	1.00%

(1) The bonuses for Mr. Miller were based on growth in pre-tax earnings for the geographic areas under his leadership (Eastern United States), with the payout percentage applied to that growth of 1.00%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.25%.

(2) Prior to May 2023, the bonuses for Mr. Watts were based on growth in company-wide pre-tax earnings for the geographic areas under his leadership (which were all areas outside of the United States), with the payout percentage applied to that growth of 2.20%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.30%.

(3) Mr. Owen resigned on October 31, 2023.

The following table sets out, for each quarter in 2023, our actual and minimum target pre-tax earnings and net earnings on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2023 was 100% of such earnings in the same quarter of 2022.)

2023	Actual Pre-tax Earnings	Minimum Target Pre-tax Earnings	Actual Net Earnings	Minimum Target Net Earnings
First quarter	$ 389,734,000	$ 355,714,000	$ 295,139,000	$ 269,588,000
Second quarter	392,640,000	380,745,000	298,050,000	287,102,000
Third quarter	385,389,000	375,316,000	295,367,000	284,595,000
Fourth quarter	354,226,000	328,177,000	266,429,000	245,606,000

During 2023, the approximate percentage of the actual and minimum pre-tax earnings of the company attributable to our operations in the geographic area under Mr. Miller's leadership was 47% and Mr. Watts' leadership through April was 13%.

As noted above, the ROA Plan, which is designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks, for 2023 was approved by the compensation committee for our named executive officers. Quarterly bonuses would be payable pursuant to the ROA Plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.' If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officer would receive the corresponding bonus amount.

Exhibit 10.1 (Continued)

Improvement Amount Exceeded	Bonus Payout	
150 basis points	$	15,000
100 basis points (but less than 150 basis points)	$	10,000
50 basis points (but less than 100 basis points)	$	5,000

In addition, for each whole percentage improvement (*e.g.*, 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved. We achieved improvement and paid bonus amounts to our named executive officers, pursuant to the ROA Plan for each quarter in fiscal 2023 as follows:

2023	Improvement Amount Exceeded	Bonus Payout	
First quarter	150 basis points	$	15,000
Second quarter	150 basis points		15,000
Third quarter	150 basis points		15,000
Fourth quarter	150 basis points		15,000
Fourth quarter	Whole percentage improvement (38.0% and 37.0%)		20,000
Total		$	80,000

2024 Incentive Program

The bonus arrangements for our named executive officers for 2024 were approved by our compensation committee at its last meeting in 2023. The bonus plans for our named executive officers for 2024 are unchanged from our 2023 bonus plans, except that Mr. Miller's payout percentage on pretax earnings will decrease beginning in the third quarter of 2024 while the geographic area that his bonus will be based on (United States) will increase.

Exhibit 10.2

FASTENAL COMPANY
EMPLOYEE STOCK OPTION PLAN
(As amended and restated effective April 24, 2018)

This Plan is adopted and made by Fastenal Company, a Minnesota corporation with principal offices at Winona, Minnesota (the "Company"), for the benefit of certain employees of the Company and its subsidiaries.

1. Purpose.

The Fastenal Company Stock Option Plan (the "Plan") is intended to advance the interests of the Company, its shareholders, and its subsidiaries by encouraging and enabling selected employees upon whose judgment, initiative and effort the Company and its subsidiaries are dependent for the successful conduct of their business, to acquire and retain a proprietary interest in the Company by ownership of its Shares. All Options granted under the Plan and all Shares sold upon exercise of Options are granted and sold by the Company. Options granted under the Plan will not be options that meet the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Code").

2. Definitions.

    (a)   "Administrator" means the body administering the Plan, as specified in Section 9.

    (b)   "Board" means the Board of Directors of the Company.

    (c)   "Cause" means (i) any failure by an Optionee to materially conform to the Company's Standards of Conduct; (ii) an Optionee's continued failure or refusal to perform his or her duties to Company or any Subsidiary (except when prevented by reason of illness, disability or approved leave of absence); (iii) an Optionee willfully engaging in conduct that is, in the good faith judgment of the Board or Administrator, demonstrably and materially detrimental to the Company or any Subsidiary, financially, reputationally, or otherwise; (iv) an illegal or negligent act by an Optionee that adversely affects the Company or any Subsidiary in a material way; or (v) conviction of an Optionee of a felony involving moral turpitude. For purposes of this Plan, if an Optionee's termination of employment occurs for any reason other than Cause, and the Company thereafter discovers additional facts that the Company was not aware of as of the date of termination that would have justified a termination of employment for Cause, and if the Administrator provides the Optionee with written notice stating the newly discovered facts that support a termination for Cause within 90 days after the applicable date of termination, then the Optionee's termination of employment will be deemed for all purposes under this Plan to be a termination of employment for Cause.

    (d)   "Company" means Fastenal Company, a Minnesota corporation, and any successor corporation.

    (e)   "Common Stock" means the Company's $.01 par value Common Stock.

    (f)   "Date of Grant" means the date on which the Administrator approves the grant of an Option under the Plan, or such later date as may be specified by the Administrator on the date the Administrator approves the grant.

    (g)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    (h)   "Fair Market Value" on any date means the per share closing price or last sale price at which Shares were traded on that date or, if no sale of Shares occurred on that date, on the next preceding day on which a sale of Shares occurred, on the Nasdaq Global Select Market or such other recognized national securities exchange on which the Shares are then listed and traded. If the Common Stock is not then listed and traded upon the Nasdaq Global Select Market or other recognized national securities exchange, Fair Market Value shall be what the Administrator determines in good faith to be 100% of the fair market value of a Share as of the date in question. This determination by the Administrator shall be binding upon the Optionee and all other persons.

    (i)   "Option" means an Option granted under the Plan.

    (j)   "Option Price" means the purchase price for each Share subject to an Option as specified in paragraph 6(a) of the Plan.

    (k)   "Optionee" means a person to whom an Option, which has not expired, has been granted under the Plan.

    (l)   "Permitted Transfer" means a transfer of a Right by will or the laws of descent and distribution.

    (m)   "Retirement" means any termination of an Optionee's employment with the Company and its Subsidiaries, other than for Cause, occurring at or after age 60, or at or after completing 25 years or more of continuous employment with the Company and any of its Subsidiaries.

    (n)   "Shares" shall mean shares of Common Stock, or such other securities or property as may become subject to Options pursuant to an adjustment as provided under Section 7 of the Plan.

Exhibit 10.2 (Continued)

(o)   "Subsidiary" or "Subsidiaries" means a subsidiary corporation or corporations of the Company as defined in Section 424 of the Code.

(p)   "Successor" means the legal representative of the estate of a deceased Optionee or the person or persons who acquire the right to exercise an Option by bequest or inheritance or by reason of the death of any Optionee.

3.   Shares Subject to Options.

The aggregate number of authorized and unissued Shares for which Options may be granted and which may be purchased upon the exercise of Options granted under the Plan shall not exceed 11,462,020, subject to adjustment under the provisions of paragraph 7. In the event any Option shall, for any reason, terminate or expire or be surrendered without having been exercised in full, other Options may be granted covering the Shares subject to the unexercised portion of such Option. The maximum number of Shares subject to Options that may be granted to any one individual under this Plan during any fiscal year of the Company (the "Maximum Annual Grant") is 500,000 Shares, subject to adjustment under the provisions of Section 7 of the Plan.

4.   Participants.

All employees of the Company and its Subsidiaries shall be eligible to participate in the Plan, subject to any criteria, categories, or limitations that may be established by the Administrator from time to time. Criteria for participation may reflect an employee's contribution to the success of the Company, including the employee's responsibility for Company revenues and profits, responsibility for managing other employees, possession of special skills, and length of service. The Administrator shall determine participation, grant Options, and specify the number of Shares subject to each Option.

5.   Grant of Options.

Options shall be granted to employees eligible to participate in the Plan at such times and in such amounts, consistent with the Plan, as may be determined by the Administrator, as long as Shares remain available for award under the Plan, or until the Plan is terminated as provided herein.

6.   Terms and Conditions of Options.

All Options granted under the Plan shall be evidenced by a written agreement or certificate in such form and with such terms, including any conditions as to exercisability, as the Administrator may from time to time approve consistent with the Plan, subject to the following limitations and conditions:

(a)   Option Price. The purchase price of each Share subject to an Option shall be determined and stated by the Administrator at the time of grant, but shall be not less than the Fair Market Value of a Share on the Date of Grant.

(b)   Period of Option. The expiration date with respect to each Option shall be determined and stated by the Administrator at the time of grant.

(c)   Vesting of Shareholder Rights. Neither an Optionee nor any transferee pursuant to a Permitted Transfer shall have any of the rights of a shareholder of the Company until the Option has been exercised and the Shares purchased are properly issued to such Optionee or transferee.

(d)   Exercise of Option. The date or dates at which each Option will become exercisable and the period during which such Option may be exercised shall be determined and stated by the Administrator in the award agreement or certificate at the time of grant. Except as otherwise provided in this Plan, an Option may be exercised only while the Optionee is employed by the Company or a Subsidiary, and only if the Optionee has been continuously so employed since the date the Option was granted.

(e)   Manner of Exercise. Each exercise of an Option shall be in writing, in such form as the Administrator may prescribe, delivered to the Administrator or its designee, specifying the number of Shares being purchased and accompanied by payment of the Option Price for such Shares, by check payable to the Company or in such other manner as the Administrator may prescribe.

Exhibit 10.2 (Continued)

(f)   Nontransferability of Options. No Option shall be transferable or assignable by an Optionee otherwise than by a Permitted Transfer. Each Option shall be exercisable only by the Optionee or by a transferee pursuant to a Permitted Transfer. No Option shall be pledged or hypothecated in any way and no Option shall be subject to execution, attachment, or similar process. Any Option held by a transferee pursuant to a Permitted Transfer shall continue to be subject to the same terms and conditions that were applicable to such Option immediately prior to its transfer and may be exercised by such transferee as and to the extent that such Option has become exercisable and has not terminated in accordance with the provisions of this Plan and the applicable award agreement or certificate. For purposes of any provision of this Plan relating to notice to an Optionee or to the exercisability or termination of an option upon or following the death, disability or termination of employment of an Optionee, the references to "Optionee" shall mean the original grantee of an Option and not any transferee.

(g)   Termination of Employment. Except as otherwise provided in paragraphs 6(h), 6(i) or 6(j), upon termination of an Optionee's employment with the Company and its Subsidiaries, (i) any outstanding Option held by such Optionee shall terminate except to the extent that it is immediately exercisable by its terms at the date of such termination of employment, and shall to that extent remain exercisable until the earlier of 90 days after the date of such termination of employment or the expiration date of such Option. The granting of an Option to an Optionee does not alter in any way the existing rights of the Company and its Subsidiaries to terminate such person's employment at any time for any reason or for no reason, nor does it confer upon such person any rights or privileges except as specifically provided for in the Plan.

(h)   Death of Optionee. If an Optionee dies while in the employ of the Company or any Subsidiary, then:

(1)   Any outstanding Option held by such Optionee that was granted prior to January 1, 2012 shall terminate except to the extent that it is immediately exercisable by its terms at the date of Optionee's death, and shall to that extent remain exercisable by the Optionee's Successor until the earlier of 13 months after the date of Optionee's death or the expiration date of such Option.

(2)   Any outstanding Option held by such Optionee that was granted on or after January 1, 2012 shall continue to vest and become exercisable in accordance with the terms of the applicable award agreement or certificate following the Optionee's death, and shall remain exercisable by the Optionee's Successor until the expiration date of such Option.

(i)   Retirement of Optionee. If an Optionee's employment with the Company and its Subsidiaries terminates due to Retirement, then any outstanding Option held by such Optionee that was granted on or after January 1, 2012 shall, subject to the following sentence, terminate except to the extent that it is vested and immediately exercisable by its terms at the date of the Optionee's Retirement, and shall to the extent vested remain exercisable until the expiration date of such Option. With respect to any Option granted on or after January 1, 2012, the Committee shall have the authority, in its discretion, to provide in the applicable award agreement or certificate, either at the time the Option is granted or by amendment to such award agreement or certificate while the Option is outstanding, for the accelerated or continued vesting of such Option upon or following Retirement.

(j)   Termination for Cause. Upon termination of an Optionee's employment with the Company and its Subsidiaries for Cause, any outstanding Option held by such Optionee shall immediately terminate and be forfeited.

(k)   Forfeiture For Breach of Obligations. Notwithstanding any other provision in this Plan, if an Optionee who is party to a non-competition, non-solicitation and/or confidentiality agreement with the Company or any Subsidiary violates any such agreement in any material respect, any outstanding Option held by such Optionee shall immediately terminate and be forfeited, and with respect to any exercise of an Option by such Optionee within a 12 month period prior to the occurrence of such violation, the Optionee shall be liable to the Company for the difference between the aggregate Fair Market Value on the date of exercise of the Shares acquired upon such exercise and the aggregate exercise price of such Shares. The Optionee shall pay such amount promptly upon demand by the Company.

(l)   Demotion or Reassignment of Optionee. If at any time before an outstanding Option becomes fully exercisable the Optionee holder of such Option is transferred or reassigned to a position within the Company or any Subsidiary in which, had the Optionee been assigned to such position as of the Date of Grant of such Option, the Optionee would not have been entitled, under the Option award guidelines then being applied by the Administrator, to receive an Option award covering as many Shares as were made subject to the Option actually issued (a "Demotion"), then a portion (or all) of the Option will be forfeited by the Optionee on the effective date of the Demotion determined as follows:

Exhibit 10.2 (Continued)

(1)   if no portion of the outstanding Option has become exercisable prior to the effective date of the Demotion, then the portion of the Option that will be forfeited as of the effective date of the Demotion shall be equal to the difference between the number of Shares as granted to the Optionee on the Date of Grant and the number of Shares that would have been granted had the Optionee been assigned to such new position as of the Date of Grant under the Option award guidelines then applied by the Administrator. The Option will become exercisable as to the remaining Shares that are not forfeited on a pro rata basis in accordance with the original exercisability schedule;

or

(2)   if a portion of the outstanding Option was exercisable prior to the effective date of the Demotion, then it will remain exercisable during the remaining term of the Option, but the portion of the Option not yet exercisable as of the effective date of the Demotion will be forfeited by the Optionee on the effective date of the Demotion consistent with Section 6(l)(i) above**.**

7.   Adjustments.

(a)   Except as provided in paragraph 7(c), in the event of a capital adjustment resulting from a stock dividend, stock split, reorganization, merger, consolidation, or a combination or exchange of Shares, the number and kind of Shares subject to the Plan and the Maximum Annual Grant and the number and kind of Shares as to which outstanding Options, or portions thereof then unexercised, shall be exercisable shall be adjusted consistent with such capital adjustment. The Option price of any Share under each outstanding Option shall be adjusted so that there will be no change in the aggregate purchase price payable upon exercise of the unexercised portion of such Option. The granting of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reorganizations, reclassifications, or changes of its capital or business structure or to merge, consolidate, dissolve, liquidate, or sell or transfer all or any part of its business or assets.

(b)   In the event of the dissolution or liquidation of the Company, any Option granted under the Plan shall terminate as of a date to be fixed by the Administrator, provided that not less than 30 days written notice of the date so fixed shall be given to each Optionee and each such Optionee shall have the right during such period (but in no event beyond the expiration date of the applicable Option) to exercise each of his outstanding Options as to all or any part of the Shares covered thereby including Shares as to which such Option would not otherwise be exercisable by reason of an insufficient passage of time.

(c)   In the event of a Reorganization (as hereinafter defined) in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization, then:

(1)   If there is no plan or agreement respecting the Reorganization ("Reorganization Agreement") or if the Reorganization Agreement does not specifically provide for the change, conversion, or exchange of the Shares under outstanding and unexercised Options for securities of another corporation, then any Option granted under the Plan shall terminate as of a date to be fixed by the Administrator, provided that not less than 30 days written notice of the date so fixed shall be given to each Optionee and each such Optionee shall have the right during such period (but in no event beyond the expiration date of the applicable Option) to exercise each of his outstanding Options as to all or any part of the Shares covered thereby including Shares as to which such Option would not otherwise be exercisable by reason of an insufficient passage of time; or

(2)   If there is a Reorganization Agreement and if the Reorganization Agreement specifically provides for the change, conversion, or exchange of the Shares under outstanding and unexercised Options for securities of another corporation, then the securities received on account of such Shares shall be subject to the Plan and then-outstanding Options. The Administrator may make appropriate adjustment in the number and kind of Shares for the purchase of which Options may be granted under the Plan and for the Maximum Annual Grant. In addition, the Administrator shall make appropriate adjustment in the number and kind of Shares as to which outstanding Options, or portions thereof then unexercised, shall be exercisable, to the end that the interest of the holder of the Option shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustment in outstanding Options shall be made without change in the total price applicable to the unexercised portion of the Option but with a corresponding adjustment in the Option price per Share.

The term "Reorganization" as used in this paragraph (c) of this Section 7 shall mean any statutory merger, statutory consolidation, statutory share exchange, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company pursuant to which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization.

Exhibit 10.2 (Continued)

(d)   Adjustments and determinations under this Section 7 shall be made by the Administrator as specified herein, and its decisions as to what adjustments or determinations shall be made, and the extent thereof, shall be final, binding, and conclusive.

8.   <u>Restrictions on Issuing Shares</u>.

The exercise of each Option and the issuance of Shares in connection therewith shall be subject to the condition that if at any time the Administrator shall determine in its discretion that the satisfaction of withholding tax or other withholding liabilities, or that the listing, registration, or qualification of any Shares otherwise deliverable upon such exercise upon the Nasdaq Global Select Market or other recognized national securities exchange or under any state or federal law, or that the consent or approval of any regulatory body, is necessary or desirable as a condition of, or in connection with, such exercise or the delivery or purchase of Shares pursuant thereto, then in any such event, such exercise shall not be effective unless such withholding, listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Administrator.

9.   <u>Administration of Plan</u>.

(a)   The Plan shall be administered by the Board or by a committee of two or more directors of the Company appointed by the Board (the "Administrator"). If the Plan is administered by a committee, it shall report all actions taken by it to the Board. In administering the Plan, the Administrator shall be governed by and shall adhere to the provisions of the Plan, including any criteria for eligibility or participation established by the Board from time to time. Subject to the foregoing, the Administrator shall determine eligibility to participate in the Plan, ascertain the number of Shares for which each participant is eligible in accordance with any established criteria, grant Options, construe and interpret the Plan, and make all other determinations and take all other actions deemed necessary or advisable for the proper administration of the Plan. All such actions and determinations shall be conclusively binding for all purposes and upon all persons. The Administrator may delegate administrative authority under this Plan to such officers or employees of the Company or others as it may determine, except that any authority so delegated shall not extend to granting and administering awards to persons who are then subject to Section 16 of the Exchange Act. Options granted to persons subject to Section 16 of the Exchange Act are intended to be granted either by the Board or by a committee composed entirely of "non-employee directors" as defined in Rule 16b-3 under the Exchange Act, and "outside directors" as defined in and in accordance with Section 162(m) of the Code.

(b)   To the greatest extent permitted by law, (i) no member or former member of the Administrator shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Option granted under the Plan, and (ii) the members or former members of the Administrator shall be entitled to indemnification by the Company against and from any loss incurred by such members by reason of any such actions and determinations.

10.   <u>Delivery of Shares and Proceeds</u>.

Upon the exercise of an Option, the Administrator shall cause the purchased Shares to be issued by the Company's transfer agent and a certificate or statement of issuance to be delivered to the Optionee. The proceeds received from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be the property of the Company, and shall be delivered to it promptly by the Administrator.

11.   <u>Amendment, Suspension, or Termination of Plan</u>.

The Board may at any time suspend or terminate the Plan or may amend it from time to time in such respects as it may deem advisable in order that the Options granted thereunder may conform to any changes in the law or in any other respect which it may deem to be in the best interests of the Company. Unless the Plan shall theretofore have been terminated as provided herein, the Plan shall terminate when all available Shares have been granted and no granted Option is outstanding. No Option may be granted during any suspension or after the termination of the Plan. No amendment, suspension, or termination of the Plan shall, without an Optionee's consent, impair any of the rights or obligations under any outstanding Option theretofore granted to such Optionee under the Plan. An Optionee's consent to any amendment, suspension, or termination of the Plan or to any Option issued pursuant to the Plan shall be deemed to have been given if the Optionee fails to object in writing within 15 days after written notice thereof, given in person or by certified mail sent to the Optionee's address contained in the records of the Company. To the extent considered necessary to comply with applicable provisions of law or the listing requirements of the Nasdaq Global Select Market or other applicable recognized national securities exchange, any such amendments to the Plan may be made subject to approval by the shareholders of the Company.

Exhibit 10.2 (Continued)

12.   <u>Adoption and Effective Date of Plan</u>.

The Plan was originally approved and adopted by the Board of Directors on February 14, 2003, and approved by the shareholders of the Company on April 15, 2003. Amendments to the Plan incorporated in this document were approved by the Board of Directors on January 18, 2007, and became effective upon approval by the shareholders of the Company on April 17, 2007. Additional amendments to the Plan incorporated in this document were approved by the Board of Directors on October 10, 2012, December 12, 2014, and April 24, 2018.

Exhibit 21

Subsidiaries of Fastenal Company

Geographic Location	Subsidiary Name	Year Incorporated	Jurisdiction of Incorporation
North America			
United States	Fastenal International Holdings Company	1994	Minnesota
	Fastenal Company Purchasing	1997	Minnesota
	Fastenal Company Leasing	1997	Minnesota
	Fastenal IP Company	2005	Minnesota
	Fastenal Air Fleet, LLC	2006	Minnesota
	River Surplus and Supply, LLC	2014	Minnesota
	Fastenal Mexico, LLC	2016	Minnesota
	Innova Holdings, LLC	2020	Minnesota
	Innova Supply Chain Solutions, LLC	2020	Minnesota
Canada	Fastenal Canada, Ltd.	2008	Canada
Mexico	Fastenal Mexico, S. de R.L. de C.V.	1999	Mexico
Central & South America			
Panama	Fastenal Panama, S.A.	2009	Panama
Brazil	Fastenal Brasil Importação, Exportação e Distribuição Ltda.	2011	Brazil
	Fastenal Brasil Participacoes Ltda.	2011	Brazil
Chile	Fastenal Chile SpA	2013	Chile
Asia			
Singapore	Fastenal Singapore Pte. Ltd.	2001	Singapore
China	Fastenal Asia Pacific Limited	2003	Hong Kong, China
	FASTCO (Shanghai) Trading Co., Ltd.	2003	Shanghai, China
	Fastenal (Shanghai) International Trading Co. Ltd.	2012	Shanghai, China
	Fastenal (Tianjin) International Trading Co. Ltd.	2012	Tianjin, China
	Fastenal (Shenzhen) International Trading Co. Ltd.	2012	Shenzhen, China
Malaysia	Fastenal Malaysia Sdn. Bhd.	2009	Malaysia
Thailand	Fastenal (Thailand) Ltd.	2012	Thailand
India	Fastenal India Sourcing IT and Procurement Private Ltd.	2013	India
	Fastenal India Wholesale Private Ltd.	2013	India
Europe			
The Netherlands	Fastenal Europe B.V.	2003	The Netherlands
	Fastenal Netherlands Holdings B.V.	2015	The Netherlands
Hungary	Fastenal Europe Kft.	2009	Hungary
United Kingdom	Fastenal Europe Ltd.	2010	United Kingdom
Germany	Fastenal Europe GmbH	2011	Germany
Czech Republic	Fastenal Europe, s.r.o.	2011	Czech Republic
Italy	Fastenal Europe S.r.l.	2011	Italy
Romania	Fastenal Europe RO S.r.l.	2012	Romania
Sweden	Fastenal Europe AB	2013	Sweden
Poland	Fastenal Europe Sp. z o.o.	2013	Poland
Austria	Fastenal AT GmbH	2016	Austria
Switzerland	Fastenal Europe Sàrl	2017	Switzerland
Ireland	Fastenal Europe IE Limited	2017	Ireland
Spain	Fastenal Europe, S.L.	2018	Spain
France	Fastenal Europe FR Sàrl	2018	France
Belgium	Fastenal Europe BE BV	2019	Belgium

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements (No. 333-52765, No. 333-134211, No. 333-162619, No. 333-176401, and No. 333-224441) on Form S-8 of our report dated February 6, 2024, with respect to the consolidated financial statements of Fastenal Company and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota
February 6, 2024

Exhibit 31

CERTIFICATIONS

I, Daniel L. Florness, certify that:

1.   I have reviewed this annual report on Form 10-K of Fastenal Company;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

 Date: February 6, 2024

                                                        /s/   Daniel L. Florness
                                                        _____
                                                        Daniel L. Florness
                                                        President and Chief Executive Officer
                                                        (Principal Executive Officer)

Exhibit 31 (Continued)

CERTIFICATIONS

I, Holden Lewis, certify that:

1.   I have reviewed this annual report on Form 10-K of Fastenal Company;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2024

/s/   Holden Lewis
Holden Lewis
Senior Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of Fastenal Company.

A signed original of this written statement required by Section 906 has been provided to Fastenal Company and will be retained by Fastenal Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date   February 6, 2024

/s/ Daniel L. Florness	/s/ Holden Lewis
Daniel L. Florness	Holden Lewis
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)

Exhibit 97

FASTENAL COMPANY
COMPENSATION FORFEITURE, RECOVERY AND TRUE-UP POLICY
(Adopted October 11, 2023)

Policy

The Board of Directors (the "Board") of Fastenal Company (the "Company") has adopted this Compensation Forfeiture and Recovery Policy (this "Policy") pursuant to Rule 10D-1 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the Securities and Exchange Commission ("SEC") regulations promulgated thereunder, and applicable Nasdaq listing standards. Subject to and in accordance with the terms of this Policy, upon a Recoupment Event, each Covered Executive shall be obligated to return to the Company, reasonably promptly, the amount of Erroneously Awarded Compensation that was received by such Covered Executive during the Lookback Period. In addition, to the extent that the Company underpaid incentive compensation due to inaccurate financial statements, Covered Executives will be reimbursed for the difference.

Administration

This Policy will be administered by the Compensation Committee of the Board (the "Committee"). Any determinations made by the Committee will be final and binding on all affected individuals.

Definitions

"Accounting Restatement" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (a) is material to the previously issued financial statements (commonly referred to as a "Big R" restatement) or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a "little r" restatement).

"Covered Executive" means each of the Company's current and former Section 16 Officers.

"Erroneously Awarded Compensation" means, with respect to each Covered Executive in connection with an Accounting Restatement, the excess of the amount of Incentive-Based Compensation received by the Covered Executive during the Lookback Period over the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

"Financial Reporting Measures" are any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

"Incentive-Based Compensation" is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

"Lookback Period" means the three completed fiscal years immediately preceding the Required Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

A "Recoupment Event" occurs when the Company is required to prepare an Accounting Restatement.

"Required Restatement Date" means the earlier to occur of: (x) the date the Company's Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

"Section 16 Officer" is defined as an "officer" of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

"Section 409A" means Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder.

Exhibit 97 (Continued)

"True-Up Compensation" means, with respect to each Covered Executive in connection with an Accounting Restatement, any additional amount of Incentive-Based Compensation that would have been paid to the Covered Executive during the Lookback Period, had the Incentive-Based Compensation been determined based on the restated financial statements.

Amount Subject to Recovery

The Incentive-Based Compensation that is subject to recovery under this Policy includes such compensation that is received by a Covered Executive (i) on or after October 2, 2023 (even if such Incentive-Based Compensation was approved, awarded or granted prior to this date), (ii) after the individual began service as a Covered Executive, (iii) if the individual served as a Section 16 Officer at any time during the performance period for such Incentive-Based Compensation, and (iv) while the Company is publicly traded.

The amount of Incentive-Based Compensation subject to recovery from a Covered Executive upon a Recoupment Event is the Erroneously Awarded Compensation, which amount shall be determined by the Committee.

For purposes of this Policy, Incentive-Based Compensation is deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Recovery of Erroneously Awarded Compensation

Promptly following a Recoupment Event, the Committee will determine the amount of Erroneously Awarded Compensation for each Covered Executive, and the Company will provide each such Covered Executive with a written notice of such amount and a demand for repayment or return. Upon receipt of such notice, each affected Covered Executive shall promptly repay or return such Erroneously Awarded Compensation to the Company. If the Covered Executive repays, chooses to forfeit, or returns Erroneously Awarded Compensation within a reasonable period of time (generally not to exceed ninety (90) days from the date of notification from the Company or as otherwise agreed to by the Company), the Covered Executive may elect to repay, forfeit or return the Erroneously Awarded Compensation by timely: (i) transferring funds to the Company, (ii) forfeiting any compensation that is not yet payable; or (iii) forfeiting stock options that the Covered Executive has received from the Company, whether vested or unvested, with an equivalent value to the Erroneously Award Compensation. If the Covered Executive does not timely repay, forfeit or return Erroneously Awarded Compensation, the Company shall recover Erroneously Awarded Compensation in a reasonable and prompt manner using any lawful method determined by the Committee, provided that recovery of any Erroneously Awarded Compensation must be made in compliance with Section 409A. The applicable Covered Executive shall also be required to reimburse the Company for any and all expenses (including legal fees) reasonably incurred by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

Limited Exceptions

Erroneously Awarded Compensation will be recovered in accordance with this Policy unless the Committee determines that recovery would be impracticable and one of the following conditions is met:

- the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has first made a reasonable effort to recover the Erroneously Awarded Compensation; or

- the recovery would likely cause a U.S. tax-qualified retirement plan to fail to meet the requirements of Internal Revenue Code Sections 401(a)(13) and 411(a) and the regulations thereunder.

Reliance on any of the above exemptions will further comply with applicable listing standards, including without limitation, documenting the reason for the impracticability and providing required documentation to Nasdaq.

No Insurance or Indemnification

The Company will not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation (or related expenses incurred by the Covered Executive) pursuant to a recovery of Erroneously Awarded Compensation under this Policy, nor will it pay or reimburse a Covered Executive for any insurance premiums on any insurance policy obtained by the Covered Executive to protect against the forfeiture or recovery of any compensation pursuant to this Policy.

Exhibit 97 (Continued)

Additional Incentive Compensation Due to a Covered Executive

In the event of an Accounting Restatement, any True-Up Compensation due to a Covered Executive during the Look-Back Period will be paid to the Covered Executive as soon as practicable, but not later than the March 15 of the calendar year following the year in which the Accounting Restatement was complete. The amount of any True-Up Compensation shall be determined by the Committee in its discretion. However, in any payment of any True-Up Compensation must comply with Section 409A; in the event that a payment otherwise due under this Policy would not be in compliance with Section 409A, the amount will be forfeited. In addition, in no event whatsoever shall the Company or its officers, directors, employees or agents be liable for any additional tax, interest or penalties that may be imposed on Executive by Section 409A or damages for failing to comply with Code Section 409A.

Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy shall be applied and interpreted in a manner that is consistent with the requirements of Rule 10D-1 and any applicable regulations, rules or standards adopted by SEC or the rules of any national securities exchange or national securities association on which the Company's securities are listed. In the event that this Policy does not meet the requirements of Rule 10D-1, the SEC regulations promulgated thereunder, or the rules of any national securities exchange or national securities association on which the Company's securities are listed, this Policy shall be deemed to be amended to meet such requirements.

Amendment; Termination

The Board or the Committee may amend this Policy in its discretion and shall amend this Policy as it deems necessary to comply with the regulations adopted by the SEC under Rule 10D-1 and the rules of any national securities exchange or national securities association on which the Company's securities are listed. The Board or the Committee may terminate this Policy at any time. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if that amendment or termination would cause the Company to violate any federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company's securities are listed.

Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar provision in any compensation plan agreement, and any other legal remedies available to the Company. This Policy is in addition to any other clawback or compensation recovery, recoupment or forfeiture policy that may be adopted by the Company from time to time, or any laws, rules or listing standards applicable to the Company, including without limitation, the Company's right to recoup compensation subject to Section 304 of the Sarbanes-Oxley Act of 2002, but shall supersede and replace in its entirety the Company's existing Executive Incentive Recoupment Policy adopted by the Board in 2016. To the extent that application of this Policy would provide for recovery of Erroneously Awarded Compensation that the Company recovers pursuant to another policy or provision, the amount that is recovered will be credited to the required recovery under this Policy.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Directors


Chair of the Board; Retired President of North America Surface Transportation Division, C.H. Robinson Worldwide, Inc.

Director since 2009

SCOTT A. SATTERLEE


Vice President and Chief Financial Officer, A.L.M. Holding Company (construction and energy company)

Director since 2009

MICHAEL J. ANCIUS


President of the Aftermarket, Parts, Garments, and Accessories Division of Polaris Inc. (recreational vehicle manufacturer)

Director since 2015

STEPHEN L. EASTMAN


President and Chief Executive Officer, Fastenal Company

Director since 2016

DANIEL L. FLORNESS


Self-Employed Business Consultant; Retired Corporate Vice President and Chief Information Officer of Cargill, Incorporated

Director since 2012

RITA J. HEISE


Executive Vice President, Strategic Planning, Ecolab Inc. (global water, hygiene, and infection prevention solutions provider)

Director since 2020

HSENGHUNG SAM HSU


Chief Executive Officer of M.A. Mortenson Company (family-owned construction company)

Director since 2016

DANIEL L. JOHNSON


Retired Senior Executive Vice President - Operations, Fastenal Company

Director since 2019

NICHOLAS J. LUNDQUIST


Chief Financial Officer, First Citizens Bank (Iowa community bank)

Director since 2021

SARAH N. NIELSEN


Senior Vice President of Global Supply Chain and Logistics, Target Corporation (multi-category retailer)

Director since 2023

IRENE A. QUARSHIE


Retired Senior Executive Vice President - Human Resources, Fastenal Company

Director since 2000

REYNE K. WISECUP

Executive Officers


President and Chief Executive Officer

Employee since 1996

DANIEL L. FLORNESS


Executive Vice President - Operations

Employee since 2003

ANTHONY P. BROERSMA


Executive Vice President - Sales

Employee since 1995

WILLIAM J. DRAZKOWSKI


Executive Vice President - Manufacturing

Employee since 1992

JAMES J. JANSEN


Senior Executive Vice President and Chief Financial Officer

Employee since 2016

HOLDEN LEWIS


Executive Vice President - Chief Accounting Officer and Treasurer

Employee since 1994

SHERYL A. LISOWSKI


Senior Executive Vice President - Sales

Employee since 1999

CHARLES S. MILLER


Executive Vice President - Human Resources

Employee since 2015

NOELLE OAS


Senior Executive Vice President - Information Technology

Employee since 1993

JOHN L. SODERBERG


Chief Sales Officer

Employee since 1996

JEFFERY M. WATTS

Corporate Information

Annual Meeting
The annual meeting of shareholders will be at 10:00 a.m., Central Daylight Time, on Thursday, April 25, 2024, at the Remlinger Muscle Car Museum located at 3560 Service Drive, Winona, Minnesota.

Legal Counsel
Faegre Drinker Biddle & Reath LLP
Minneapolis, Minnesota

Independent Registered Public Accounting Firm
KPMG LLP
Minneapolis, Minnesota

Home Office
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: 507-454-5374 I Fax: 507-453-8049

Form 10-K
A copy of our 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Investor Relations at the address of our home office listed on this page. Copies of our latest press releases, unaudited supplemental company information, and monthly sales information are available at: https://investor.fastenal.com.

Transfer Agent
Equiniti Trust Company, LLC
Mendota Heights, Minnesota

WHERE **INDUSTRY** MEETS **INNOVATION**™


FASTENAL
WORLD CLASS PARTNERS
CURTISS-WRIGHT

9706863 2023 Annual Report | JP 2.24 | Printed in the USA